    As filed with the Securities and Exchange Commission on October  , 2001
                                                     Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             ---------------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                             ---------------------

                    AMERICAN PHARMACEUTICAL PARTNERS, INC.
            (Exact name of registrant as specified in its charter)

                             ---------------------

           California                            2834                            68-0389419
 (State or Other Jurisdiction of     (Primary Standard Industrial             (I.R.S. Employer
 Incorporation or Organization)        Classification Code No.)              Identification No.)

                     10866 Wilshire Boulevard, Suite 1270
                         Los Angeles, California 90024
                                (310) 470-4222
  (Address and telephone number of principal executive offices and principal place of business)

                             ---------------------

                           Patrick Soon-Shiong, M.D.
                            Chief Executive Officer
                    American Pharmaceutical Partners, Inc.
                     10866 Wilshire Boulevard, Suite 1270
                         Los Angeles, California 90024
                                (310) 470-4222
          (Name, address, and telephone number of agent for service)

                                  Copies to:

           Charles S. Farman, Esq.                           Paul Tosetti, Esq.
        Christopher L. Russell, Esq.                      Cynthia A. Rotell, Esq.
            Charles C. Kim, Esq.                            Jeffrey Miller, Esq.
            Donald C. Hunt, Esq.                              Latham & Watkins
           Morrison & Foerster LLP                   633 West Fifth Street, Suite 4000
        400 Capitol Mall, 23rd Floor                   Los Angeles, California 90071
        Sacramento, California 95814

                             ---------------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
                                                     Proposed Maximum
    Title of Each Class of Securities to be      Aggregate Offering Price
                   Registered                              (1)            Amount of Registration Fee
----------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value per share.......        $150,000,000                $37,500
----------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 Subject to Completion, Dated October   , 2001

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted

                                        Shares

                  [AMERICAN PHARMACEUTICAL PARTNERS, INC. LOGO]

                                  Common Stock
                               $       per share

--------------------------------------------------------------------------------

This is an initial public offering of common stock of American Pharmaceutical Partners, Inc.

Prior to this offering, there has been no public market for our common stock. The market price of the shares after this offering may be higher or lower than the offering price.

Prior to this offering, our parent company, American BioScience, Inc., owned approximately 85% of our common stock. Following this offering, American
BioScience will own approximately     % of our common stock.

We have applied to include the common stock on the Nasdaq National Market under the symbol "APPX."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 8.

                                                                  Per
                                                                 Share  Total
                                                                 ----- --------
   Price to the public.......................................... $     $
   Underwriting discount........................................
   Proceeds to American Pharmaceutical Partners.................

We have granted an over-allotment option to the underwriters. Under this
option, the underwriters may elect to purchase a maximum of      additional
shares from us within 30 days following the date of this prospectus to cover over-allotments.
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CIBC World Markets
                               Banc of America Securities LLC
                                                                 UBS Warburg LLC

                  The date of this prospectus is       , 2001.

APP's Integrated Approach [title centered on top of page]

Graphical depiction of APP's approach. Five piece, interlocking puzzle.

The text following each location describes each approach.

[Upper left corner] Extensive Raw Material Sourcing Arrangements
Extensive supplier relationships in the U.S. and abroad, ensuring timely access to needed raw materials

[Middle left side] Experience Product Development Team
Depth and breadth of product development expertise - contributing to our ability to sustain new product development

[Bottom center] Broad Product Portfolio

Portfolio of oncology, anti-infective and critical care injectables - includes more than 400 generic products in all (700+ dosages and formulations), plus a wide range of other therapeutic categories

[Middle right side] Strong GPO Relationships
Strong GPO and specialty distributor / wholesaler relationships necessary for selling key products and rapid product introductions throughout the U.S.

[Upper right corner] Comprehensive Manufacturing Capabilities
Capacity to produce approximately 275 million vials per year, in liquid, powder and lyophilized vials

                               Table of Contents

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
Forward-Looking Statements...............................................  18
Use of Proceeds..........................................................  19
Dividend Policy..........................................................  19
Capitalization...........................................................  20
Dilution.................................................................  21
Selected Consolidated Financial Data.....................................  22
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  24
Business.................................................................  32
Management...............................................................  45
Principal Stockholders...................................................  57
Related Party Transactions...............................................  59
Description of Capital Stock.............................................  61
Shares Eligible for Future Sale..........................................  64
Material U.S. Federal Tax Considerations for Non-U.S. Holders............  66
Underwriting.............................................................  69
Notice to Canadian Residents.............................................  72
Legal Matters............................................................  73
Experts..................................................................  73
Where You Can Find More Information......................................  73
Index to Consolidated Financial Statements............................... F-1

                              Prospectus Summary

This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully.


American Pharmaceutical Partners, Inc.

We are a specialty pharmaceutical company that develops, manufactures and markets injectable pharmaceutical products. We currently produce over 100 generic injectable pharmaceutical products in more than 300 dosages and formulations. Our primary focus is in the oncology, anti-infective and critical care markets, and we believe we offer one of the most comprehensive generic injectable product portfolios across these therapeutic categories. Prior to the commencement of this offering, we expect to obtain from American BioScience, Inc., our parent company, an exclusive license to the North American rights to ABI-007, a proprietary injectable oncology product candidate that is a patented formulation of paclitaxel. Paclitaxel is the active ingredient in Taxol, the world's top selling cancer drug. A multi-center Phase III clinical trial for ABI-007 for the treatment of metastatic breast cancer has commenced.

We began operations in March 1996 and acquired Fujisawa USA, Inc.'s generic injectable pharmaceutical business in June 1998 and now employ over 810 employees. In 1997, the last full year prior to the acquisition, the Fujisawa generic business recorded net sales of $76.0 million and losses from operations of $12.9 million. For the 12 months ended June 30, 2001, we generated net sales of $172.0 million and income from operations of $16.3 million. This improvement is a result of expanding our customer base, increasing market penetration of the acquired Fujisawa products and receiving 23 new product approvals from the U.S. Federal Food and Drug Administration.

Our Competitive Advantages

We have built a leading generic injectable pharmaceutical company by integrating those capabilities we believe are essential to compete effectively in our industry. Our competitive advantages include:

 . Comprehensive manufacturing capabilities. We manufacture all three forms of injectable pharmaceutical products: liquid, powder and lyophilized, or freeze-dried. Our manufacturing sites include dedicated cephalosporin powder filling and oncolytic facilities. We currently produce approximately 200 million vials per year and have the capacity to produce an additional 75 million vials per year. We believe our manufacturing capabilities enable us to compete effectively in the generic injectable product market.

 . Broad product portfolio. We believe we offer one of the most comprehensive portfolios of injectable oncology, anti-infective and critical care products. The breadth of our product portfolio enhances our ability to establish and maintain relationships with group purchasing organizations, or GPOs, as well as hospitals, clinics and physicians.

 . Strong GPO relationships. End-user hospitals contract with the GPO of their choice for their purchasing needs. We have relationships with all of the major GPOs in the United States, which we believe collectively accounted for over 95% of hospital-based pharmaceutical purchases in the United States in 2000. We believe these GPO relationships have enabled us to establish market share leadership for some of our products and to rapidly introduce new products into the market.

 . Experienced product development team. Our product development team consists of approximately 60 people, including more than 20 with Ph.D.s, who have expertise in areas such as pharmaceutical formulation, analytical chemistry and drug delivery. This specialized expertise has enabled us to accelerate product development timelines and build a deep product pipeline. This team currently has over 50 product candidates under development.

 . Extensive raw material sourcing arrangements. Developing and manufacturing injectable pharmaceutical products often require raw materials that are difficult to obtain. We have substantial experience in identifying and securing needed raw materials. We have well established supply arrangements with numerous FDA-compliant manufacturers, which facilitates our access to those raw materials necessary for our current products and those under development.

Our Generic Pharmaceutical Business

We offer our customers a portfolio of approximately 400 generic pharmaceutical products in over 700 dosages and formulations, which we believe is the broadest product portfolio in the generic pharmaceutical industry. This total includes over 100 generic injectable products we manufacture and market and approximately 290 products sold through alliances with other generic pharmaceutical manufacturers. These companies contract with us to distribute their products because of our market presence and GPO relationships. The majority of our products are in the therapeutic areas of oncology, anti-infectives and critical care, each of which represented approximately 25% of our total net sales in 2000.

As with all generic companies, we rely on a steady stream of new approvals to drive our growth. Since our acquisition of the Fujisawa generic business, which included seven pending ANDAs, we have filed a total of 20 ANDAs for injectable product candidates with the FDA and received a total of 23 new product approvals. In the nine months ended September 30, 2001, we received ten ANDA approvals. In addition, we had nine ANDAs pending with the FDA as of that date. The brand-name and generic equivalents of the products relating to these pending ANDAs and ANDAs approved in 2001 had U.S. sales of approximately
$1.7 billion in 2000.

Our Proprietary Pharmaceutical Business

A key component of our strategy is to acquire or in-license proprietary pharmaceutical products in our focus therapeutic areas. We believe our manufacturing and distribution capabilities position us as an attractive partner for companies seeking to commercialize injectable and other pharmaceutical product candidates.

Prior to the commencement of this offering, we expect to obtain from American BioScience, Inc. an exclusive license to the North American rights to ABI-007, a patented formulation of paclitaxel. Bristol-Myers Squibb Company markets a formulation of paclitaxel under the brand-name Taxol and reported worldwide sales for this product of approximately $1.6 billion in 2000. Taxol is the world's leading chemotherapy agent by sales despite the fact that its formulation is associated with significant side effects and complexities in administration. ABI-007 is intended to overcome many of Taxol's side effects and administration challenges while providing superior efficacy.

To date, over 250 patients have been treated with ABI-007 in Phase I and Phase II clinical trials for a variety of solid tumors. Preliminary results from these trials suggest improved safety and efficacy as compared to published data for Taxol. Furthermore, ABI-007 was administered without the need for steroid pretreatment as is required for Taxol therapy. A multi-center Phase III clinical trial has commenced to directly compare the safety and efficacy of ABI-007 to Taxol in metastatic breast cancer patients.

Corporate Information

We were incorporated in California in March 1996. We intend to reincorporate in Delaware prior to the closing of this offering. Our principal executive offices are located at 10866 Wilshire Boulevard, Suite 1270, Los Angeles, California 90024, and our telephone number is (310) 470-4222. Our internet address is www.appdrugs.com. Information contained on our web site does not constitute a part of this prospectus. References in this prospectus to "American Pharmaceutical Partners," "APP," "our company," "we," "our" and "us" refer to American Pharmaceutical Partners, Inc. and its subsidiary, unless the context indicates otherwise.

Our logos, APP and American Pharmaceutical Partners are our trademarks. This prospectus contains product names, trademarks and trade names of our company and other organizations.

                                  The Offering

 Common stock offered.......................      shares

 Common stock to be outstanding after this
  offering..................................      shares

 Common stock to be owned by American
  BioScience after this offering............

 Use of proceeds............................ We intend to use a portion of the net proceeds from this offering
                                             to repay approximately $35
                                             million of indebtedness and,
                                             under the license agreement to be
                                             entered into for ABI-007, we
                                             expect to make a license payment
                                             of $45 million to American
                                             BioScience. We intend to use the
                                             remaining net proceeds for
                                             general corporate purposes,
                                             including working capital,
                                             capital expenditures, potential
                                             acquisitions and in-licensing
                                             opportunities.

 Proposed Nasdaq National Market symbol..... APPX

The total number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2001, but does not include:

 . 4,292,764 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2001 with a weighted average exercise price of $2.84 per share

 . 234,126 shares of common stock issuable upon exercise of an outstanding warrant with an exercise price of $3.54 per share

 . 161,955 shares of common stock issued to one of our strategic partners in August 2001

 . 178,126 shares of common stock reserved for issuance upon exercise of future stock option grants under our 1997 stock option plan and our 2001 stock incentive plan

 . 2,000,000 shares of common stock reserved for future issuance under our 2001 employee stock purchase plan

Except as otherwise indicated, information in this prospectus:

 . reflects the automatic conversion of all outstanding shares of our convertible preferred stock into 14,810,475 shares of our common stock immediately prior to the closing of this offering

 .  assumes no exercise of the underwriters' over-allotment option

                   Summary Consolidated Financial Information
                     (In thousands, except per share data)

We acquired the Fujisawa generic business on June 1, 1998, which is included in our operations since this date.

                                                                Six Months
                                 Year Ended December 31,      Ended June 30,
                                ----------------------------  ----------------
                                  1998      1999      2000     2000     2001
                                --------  --------  --------  -------  -------
                                                                (Unaudited)
Consolidated Statement of
 Operations Data:
Net sales.....................  $ 66,501  $136,523  $165,373  $81,156  $87,814
Cost of sales.................    48,764    91,062   105,587   49,461   56,967
                                --------  --------  --------  -------  -------
Gross margin..................    17,737    45,461    59,786   31,695   30,847
Operating expenses:
  Research and development
   costs .....................     3,646     9,865    13,016    6,424    5,916
  Selling, general and
   administrative expenses ...    13,853    23,450    30,048   15,579   14,147
  Stock-based compensation....       127        88       615      136    1,075
                                --------  --------  --------  -------  -------
    Total operating expenses..    17,626    33,403    43,679   22,139   21,138
                                --------  --------  --------  -------  -------
Operating income .............       111    12,058    16,107    9,556    9,709
Other income (expense)........      (912)   (1,829)   (2,950)     817     (242)
                                --------  --------  --------  -------  -------
Income (loss) before income
 taxes........................      (801)   10,229    13,157   10,373    9,467
Provision (benefit) for income
 taxes........................      (289)    4,147     5,474    4,223    4,013
                                --------  --------  --------  -------  -------
Net income (loss).............      (512)    6,082     7,683    6,150    5,454
Less imputed preferred stock
 dividends....................      (583)   (1,000)   (1,000)    (500)    (500)
                                --------  --------  --------  -------  -------
Income (loss) applicable to
 common stock.................  $ (1,095) $  5,082  $  6,683  $ 5,650  $ 4,954
                                ========  ========  ========  =======  =======
Net income (loss) per common
 share:
  Basic.......................  $  (0.05) $   0.23  $   0.30  $  0.25  $  0.22
  Diluted.....................     (0.05)     0.14      0.18     0.16     0.13
Weighted average common shares
 outstanding:
  Basic.......................    21,542    21,977    22,528   22,376   22,963
  Diluted.....................    21,542    35,057    36,838   36,371   38,020

Other data:
Adjusted EBITDA...............  $  5,207  $ 21,132  $ 29,265  $15,363  $16,812
Cash flow provided by (used
 in) operating activities.....     6,602     8,186    18,580    8,789   (1,060)
Cash flow (used in) investing
 activities...................   (56,503)   (6,762)  (11,851)  (7,794)  (2,924)
Cash flow provided by (used
 in) financing activities.....    55,621    (2,489)  (11,661)  (6,431)   3,472

The pro forma consolidated balance sheet data reflects the automatic conversion of all outstanding shares of our convertible preferred stock. The pro forma as adjusted consolidated balance sheet data reflects the application of the net
proceeds from the sale of      shares of common stock by us in this offering at
an assumed initial public offering price of $     per share, after deducting
estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                                     As of June 30, 2001
                                                ------------------------------
                                                                    Pro Forma
                                                 Actual  Pro Forma As Adjusted
                                                -------- --------- -----------
                                                       (in thousands)
Consolidated balance sheet data:
Working capital................................ $ 23,712
Total assets...................................  142,530
Revolving line of credit.......................   15,443
Long-term debt, including current portion......   17,189
Series A redeemable convertible preferred
 stock.........................................   13,083
Total stockholders' equity.....................   51,331

EBITDA consists of net income before interest, income taxes, depreciation and amortization. Items excluded from EBITDA and adjusted EBITDA are significant components in understanding and assessing financial performance. Adjusted EBITDA is defined as EBITDA adjusted to exclude shares issued to one of our strategic partners, stock-based compensation and litigation settlements, net. We present adjusted EBITDA to enhance the understanding of our operating results. For reconciliation of net income (loss) to adjusted EBITDA, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

                                  Risk Factors

You should carefully consider the following factors and other information in this prospectus before deciding to invest in the shares.

If we or our suppliers are unable to comply with ongoing and changing regulatory standards, sales of our products could be delayed or prevented.

Virtually all aspects of our business, including the development, testing, manufacturing, processing, quality, safety, efficacy, packaging, labeling, record-keeping, distribution, storage and advertising of our products and disposal of waste products arising from these activities, are subject to extensive regulation by federal, state and local governmental authorities in the United States, including the U.S. Food and Drug Administration, or the FDA. Our business is also subject to regulation in foreign countries. Compliance with these regulations is costly and time-consuming.

Our manufacturing facilities and procedures and those of our suppliers are subject to ongoing regulation, including periodic inspection by the FDA and foreign regulatory agencies. For example, manufacturers of pharmaceutical products must comply with detailed regulations governing current good manufacturing practices, including requirements relating to quality control and quality assurance. We must spend funds, time and effort in the areas of production, safety, quality control and quality assurance to ensure compliance with these regulations. In the past, we have received warning letters from the FDA regarding our Melrose Park, Illinois manufacturing facility. We cannot assure you that our manufacturing facilities or those of our suppliers will not be subject to regulatory action in the future.

Our products generally must receive appropriate regulatory clearance before they can be sold in a particular country. We may encounter delays in the introduction of a product as a result of, among other things, changes in regulatory policy during the period of product development or during the regulatory approval process. The FDA has the authority to revoke drug approvals previously granted and remove from the market previously approved products for various reasons, including issues related to current good manufacturing practices. We may be subject from time to time to product recalls initiated by us or by the FDA. Delays in obtaining regulatory approvals, the revocation of a prior approval, or product recalls could impose significant costs on us and adversely affect our ability to generate revenue.

Our inability or the inability of our suppliers to comply with applicable FDA and other regulatory requirements can result in, among other things, warning letters, fines, judgments, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production or sales and criminal prosecution. Any of these or other regulatory actions could adversely affect our financial condition.

If we are unable to develop and commercialize new products, our financial condition will deteriorate.

Revenue and profit margins for a pharmaceutical product generally decline as new competitors enter the market. As a result, our future success will depend on our ability to commercialize the product candidates we currently are developing, as well as develop new products in a timely and cost-effective manner. We currently have over 50 new product candidates under development. Successful development and commercialization of our product candidates will require significant investment in many areas, including research and development and sales and marketing, and we may not realize a return on those investments. In addition, development and commercialization of new products are subject to inherent risks, including the possibility that any product candidate may:

 .  fail to receive necessary regulatory approvals

 .  be difficult or impossible to manufacture on a large scale

 .  be uneconomical to market

 . fail to be developed prior to the successful marketing of similar or superior products by third parties

 .  infringe on the proprietary rights of third parties

The continuous introduction of new products is critical to our business. Our financial condition will deteriorate if we are unable to successfully develop and commercialize new products.

If we are unable to maintain our GPO or key customer relationships, sales of our products and revenue would decline.

Almost all injectable pharmaceutical products are sold to customers through arrangements with group purchasing organizations, or GPOs, and distributors. End-user hospitals contract with the GPO of their choice for their purchasing needs. We currently derive, and expect to continue to derive, a large percentage of our revenue from customers that have relationships with a small number of GPOs. Currently, less than ten GPOs control a large majority of sales to hospital customers. In order to maintain these relationships, we will need to offer a broad product line, remain price competitive, comply with FDA regulations and provide high-quality products. Most of our GPO agreements may be terminated by providing 60 or 90 days notice. The GPOs with whom we have relationships may have relationships with manufacturers that sell competing products and may earn higher margins from these products or combinations of competing products or may prefer products other than ours for other reasons. If we are unable to maintain our GPO or key customer relationships, sales of our products and revenue would decline.

If ABI-007 is not developed into a successful commercial product, our future profitability could be adversely affected and we would be unable to recoup the investments made to license this product candidate.

Prior to the commencement of this offering, we expect to obtain from American BioScience an exclusive license to the North American rights to ABI-007, a proprietary injectable oncology product candidate. In connection with this agreement, we will commit to significant license, milestone and royalty payments.

A multi-center Phase III clinical trial for ABI-007 for the treatment of metastatic breast cancer has commenced. American BioScience is responsible for conducting clinical trials and obtaining necessary regulatory approvals prior to any commercialization of ABI-007. The amount and timing of resources American BioScience devotes to develop ABI-007 is not completely within our control. Any breach or termination of the anticipated ABI-007 license agreement could delay or stop the commercialization of ABI-007.

The results from pre-clinical studies and early clinical trials conducted to date may not be predictive of results to be obtained in later clinical trials. Clinical trials conducted for ABI-007 may not demonstrate sufficient safety and efficacy to obtain the necessary regulatory approvals or a commercially viable product may not result. If the results of Phase III clinical trials are not satisfactory, American BioScience will need to conduct additional clinical trials or cease developing ABI-007. The commencement and completion of clinical trials may be delayed by many factors that are beyond our control, including:

 . scheduling conflicts with participating clinicians and clinical institutions

 .  slower than anticipated patient enrollment

 .  difficulty in finding and retaining patients fitting the trial profile

 .  adverse events occurring during the clinical trials

Even if regulatory approvals are obtained for, and we commercialize, ABI-007, we may not generate sales sufficient to recoup the investments made to license ABI-007. In addition, we would need to significantly expand our sales force to market ABI-007 to oncologists.

Taxol enjoyed market exclusivity until October 2000, after which time generic versions of Taxol began entering the market. As pharmaceutical companies develop alternative formulations of paclitaxel, generic versions of Taxol and other cancer therapies, these may compete directly or indirectly with ABI-007, which would adversely affect the success of ABI-007.

We and some of our officers and directors, including our CEO, have potential conflicts of interest with respect to our past and ongoing relationships with American BioScience. We may not be able to resolve these conflicts on terms favorable to us.

Conflicts of interest may arise between our parent company, American BioScience, and us in a number of areas relating to our past and ongoing relationships, including:

 . intellectual property matters, as well as licensing arrangements we have entered, or may enter, into with American BioScience

 .  employee retention

 .  loans

 .  payment of dividends

 .  issuances of capital stock

 .  election of directors

 . recruiting and business opportunities that may be attractive to both American BioScience and us

Some of our officers and directors may experience conflicts of interest with respect to decisions involving business opportunities and similar matters that may arise in the ordinary course of our business or the business of American BioScience. Our Chief Executive Officer and Chairman of our board of directors, Patrick Soon-Shiong, M.D., is also the chief executive officer and chairman of the board of directors of American BioScience. Dr. Soon-Shiong also beneficially owns a majority of the capital stock of American BioScience. Derek
J. Brown, our Co-Chief Operating Officer and a member of our board of directors, is also a director of American BioScience.

We expect to resolve potential conflicts of interest on a case-by-case basis, in the manner required by applicable law and customary business practices. We entered into an agreement with American BioScience in July 2001 under which we acknowledged and agreed that Dr. Soon-Shiong and Mr. Brown may devote time to the business of, receive remuneration from and present business opportunities to American BioScience and that American BioScience's business and operations may compete with us. Resolutions of some potential conflicts of interest are subject to review and approval by our board of directors, including in some instances the independent and disinterested non-executive directors. We still may be unable, however, to resolve some potential conflicts of interest with American BioScience and Dr. Soon-Shiong and, even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party because of their controlling interest in our company. Nothing restricts American BioScience from competing with us, and American BioScience is not obligated to engage in any future business transactions with us or license any products it may develop in the future to us.

We are dependent on sales of our key products. If sales of these products decline, our business may be adversely affected.

Our top ten products accounted for approximately 65% and 57% of our net sales in 2000 and for the six months ended June 30, 2001, respectively. Our top product for 2000 and the six months ended June 30, 2001 accounted for approximately 16% and 13% of our net sales, respectively. Our key products could be rendered obsolete or uneconomical by numerous factors, many of which are beyond our control, including:

 .  pricing actions by competitors

 . development by others of new pharmaceutical products that are more effective than ours

 .  entrance of new competitors to our markets

 .  technological advances

 .  manufacturing or supply interruptions

 .  changes in the prescribing practices of physicians

 .  changes in third-party reimbursement practices

 .  product liability claims

 .  product recalls or safety alerts

Any factor adversely affecting the sale of our key products may cause our revenues to decline.

We depend on third parties to supply raw materials and other components and may not be able to obtain sufficient quantities of these materials, which will limit our ability to manufacture our products on a timely basis and harm our operating results.

The manufacture of our products requires raw materials and other components that must meet stringent FDA requirements. Some of these raw materials and other components are currently available only from a limited number of sources. If our suppliers are unable to deliver sufficient quantities of these materials on a timely basis or we encounter delays or difficulties in our relationships with these suppliers, the manufacture and sale of our products may be disrupted.

We may become liable for payment obligations of American BioScience, which could adversely affect our financial condition.

We are jointly and severally liable with American BioScience for payments due to a third party pursuant to a settlement of litigation as follows: $12 million is to be paid on or prior to February 26, 2002 and $12 million is to be paid on or prior to February 26, 2003. Under the terms of a separate agreement between American BioScience and us, American BioScience has agreed to pay this obligation in full. If, however, American BioScience fails or is unable to pay this obligation, we will be liable for any amounts that remain unpaid.

We depend heavily on the principal members of our management and research and development teams, the loss of whom could impair our ability to compete.

We depend heavily on the principal members of our management and research and development teams, the loss of whose services may significantly delay or prevent the achievement of our product development or business objectives. Competition among pharmaceutical and biotechnology companies for qualified employees is intense, and the ability to attract and retain qualified individuals is critical to our success. We may not be able to attract and retain these individuals on acceptable terms or at all, and our inability to do so would significantly impair our ability to compete.

Our inability to manage our planned growth could harm our business.

As we expand our business, we expect that our operating expenses and capital requirements will increase. We may encounter difficulties in expanding our business, including effectively expanding our manufacturing capabilities, training and managing our employee base and maintaining regulatory compliance. Our ability to manage our growth effectively requires us to forecast accurately our sales, growth and manufacturing capacity and to expend funds to improve our operational, financial and management controls, reporting systems and procedures. If we are unable to manage our anticipated growth effectively, our business could be harmed.

Our markets are highly competitive and, if we are unable to compete successfully, our revenues will decline.

The markets for injectable pharmaceutical products are highly competitive, rapidly changing and undergoing consolidation. Most of our products are generic injectable versions of brand-name products. The first company to market a generic product is often able to initially achieve high sales, profitability and market share with respect to that product. Prices, revenue and market size for a product typically decline, however, as additional generic manufacturers enter the market. The launch of our generic injectable products could be delayed because, among other things:

 . new patents for existing products may be granted prior to the expiration of a previously issued patent, which could extend patent protection for additional years

 . the FDA may grant a single generic manufacturer other than us a 180-day period of marketing exclusivity under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, as patents or other exclusivity periods for brand-name products expire

We face competition from large, well-known pharmaceutical companies as well as specialty pharmaceutical companies. Smaller companies may also prove to be significant competitors, particularly through collaboration arrangements with large and established companies. Many of these entities have significantly greater research and development, financial, sales and marketing, manufacturing, regulatory and other resources than us. As a result, they may be able to devote greater resources to the development, manufacture, marketing or sale of their products, receive greater resources and support from independent distributors, initiate or withstand substantial price competition or more readily take advantage of acquisition or other opportunities.

Other companies may claim that we infringe their intellectual property or proprietary rights, which could cause us to incur significant expenses or prevent us from selling our products.

Our success depends in part on our ability to operate without infringing the patents and proprietary rights of third parties. The manufacture, use and sale of new products with conflicting patent rights have been subject to substantial litigation in the pharmaceutical industry. These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties. This is especially true for the sale of generic versions of products for which the patent covering the brand-name product is expiring, an area where infringement litigation is prevalent.

Future patents issued to third parties may contain claims that conflict with our products. We are subject to infringement claims from time to time in the ordinary course of our business, and third parties could assert infringement claims against us in the future with respect to our current products, products we may develop or products we may license. Litigation or interference proceedings could force us to:

 . stop or delay selling, manufacturing or using products that incorporate or are made using the challenged intellectual property

 .  pay damages

 . enter into licensing or royalty agreements that may not be available on acceptable terms, if at all

Any litigation or interference proceedings, regardless of their outcome, would likely delay the regulatory approval process, be costly and require significant time and attention of our key management and technical personnel.

Our inability to protect our intellectual property rights in the United States and foreign countries could limit our ability to manufacture or sell our products.

We rely on trade secrets, unpatented proprietary know-how, continuing technological innovation and, in some cases, patent protection to preserve our competitive position. We may not, however, be able to prevent third parties from using our intellectual property. We generally control and limit access to, and the distribution of, our product documentation and other proprietary information. Despite our efforts to protect this proprietary information, however, unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. Other parties may independently develop know-how or obtain access to our technologies.

The laws of some foreign countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these foreign countries.

Intellectual property protection is highly uncertain and involves complex legal and technical questions for which legal principles are not firmly established. Our patents and any patent for which we have licensed or may license rights, including ABI-007, may be challenged, narrowed, invalidated or circumvented. Our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage.

The U.S. Patent and Trademark Office and the courts have not established a consistent policy regarding the breadth of claims allowed in pharmaceutical patents. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and the risk of infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights.

Our strategy to in-license or acquire and commercialize proprietary products may not be successful, and we may never receive any return on our investment in these product candidates.

Because our research and development activities are not focused on the development of proprietary products, we intend to in-license or acquire proprietary products from third parties, including our parent company, American BioScience. Other companies, including those with substantially greater financial and sales and marketing resources, will compete with us for the right to in-license or acquire these products. We may not be able to in-license or acquire these proprietary products on acceptable terms, if at all. Even if we obtain rights to a pharmaceutical product and commit to payment terms, including, in some cases, significant up-front license payments, we may not be able to generate sales of the product sufficient to create a profit or otherwise avoid a loss.

A product candidate may fail to result in a commercially successful drug for other reasons, including the possibility that the product candidate:

 .  fails to receive necessary regulatory approvals

 .  is difficult or uneconomical to produce in commercial quantities

 .  is precluded from commercialization by proprietary rights of third parties

 .  fails to achieve market acceptance

Our marketing strategy, distribution channels and levels of competition with respect to any in-licensed or acquired proprietary product may be different than those of our current products, and we may not be able to compete favorably in any new proprietary product category.

If we are unable to integrate potential future acquisitions successfully, our business may be harmed.

If appropriate opportunities present themselves, we may acquire businesses, technologies or products that we believe complement our business. The process of integrating an acquired business, technology or product may result in unforeseen operating difficulties and expenditures and may require significant management attention that would otherwise be available for ongoing development of our existing business. The anticipated benefits of any acquisition may not be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities or have an undesirable impact on our consolidated financial statements.

We are subject to risks associated with international sales and purchases, which could harm both our domestic and international operations.

Our business strategy includes expanding our international sales as we obtain regulatory approvals to market our products in foreign countries, as well as purchasing products overseas. Expansion of our international operations could impose substantial burdens on our resources, divert management's attention from domestic operations and otherwise harm our business. In addition, international operations are subject to risks, including:

 .  regulatory requirements of differing nations

 .  inadequate protection of intellectual property

 . difficulties and costs associated with complying with a wide variety of complex domestic and foreign laws and treaties

 . legal uncertainties regarding, and timing delays associated with, tariffs, export licenses and other trade barriers

 .  increased difficulty in collecting delinquent or unpaid accounts

 .  adverse tax consequences

 .  currency fluctuations

Any of these or other factors could adversely affect our ability to compete in international markets and our operating results.

We may be exposed to product liability claims that could cause us to incur significant costs or cease selling some of our products.

We may be held liable for, or incur costs related to, liability claims if any of our products, or any products that use or incorporate any of our technologies, cause injury or are found unsuitable during development, manufacture, sale or use. These risks exist even with respect to products that have received, or may in the future receive, regulatory approval for commercial use.

Our product liability insurance may not be adequate and, at any time, insurance coverage may not be available on commercially reasonable terms or at all. A product liability claim could result in liability to us greater than our insurance coverage or assets. Even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity or force us to devote significant time and attention to those matters.

Any claims relating to improper handling, storage or disposal of, or contamination from, hazardous materials could be costly to resolve.

Our research and development and manufacturing activities involve the controlled use of hazardous materials and disposal of chemical, biological and other hazardous waste. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials. Some of our facilities are located in industrial areas and may experience environmental contamination due to the activities of third parties. We cannot eliminate the risk of accidental contamination or discharge and any resulting injury from these materials or areas. In the event of an accident or contamination, we could be liable for costs and damages or be penalized with fines, and this liability could exceed our resources. We may have to incur significant costs to comply with future environmental laws and regulations. New governmental regulations may have an adverse effect on the research, development, manufacture and marketing of our products.

We may need to raise additional capital that may not be available, which could harm our business.

We may need to raise more money to continue our operations. Additional capital may not be available on terms acceptable to us, if at all. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may include restrictive covenants. If we cannot raise more money when needed, we may have to reduce our capital expenditures, scale back our development of new products or reduce our workforce.

The FTC is investigating relationships between brand-name and generic pharmaceutical companies, and we are responding to the FTC's inquiries.

The U.S. Federal Trade Commission, or the FTC, has instituted an industry-wide study into whether brand-name and generic pharmaceutical companies have entered into agreements or have used other strategies to delay competition of generic versions of proprietary drugs. In April 2001, we received an order from the FTC to produce documents and other information in connection with the FTC's investigation. The FTC has stated that it plans to compile the requested information to provide a factual description of how the 180-day marketing exclusivity and 30-month stay provisions of the Hatch-Waxman Act have influenced the development of generic drug competition. The FTC study could affect the manner in which generic drug manufacturers resolve intellectual property litigation with proprietary pharmaceutical companies and increase litigation against pharmaceutical companies.

In September 2000, American BioScience received a subpoena from the FTC in connection with its investigation into whether Bristol-Myers Squibb Company and American BioScience and its affiliates, including us, have engaged in anti-competitive practices with respect to the market for paclitaxel.

The FTC may bring enforcement actions as to specific agreements it concludes are anti-competitive.

We face uncertainty related to pricing and reimbursement and health care reform.

In both domestic and foreign markets, sales of our products will depend in part on the availability of reimbursement from third-party payors such as government health administration authorities, private health insurers, health maintenance organizations and other health care-related organizations.

Medicare, Medicaid and other reimbursement legislation or programs govern drug coverage and reimbursement levels in the United States. Federal law requires all pharmaceutical manufacturers to rebate a percentage of their revenue arising from Medicaid-reimbursed drug sales to individual states. Generic drug manufacturers' agreements with federal and state governments provide that the manufacturer will remit to each state Medicaid agency, on a quarterly basis, 11% of the average manufacturer price for products marketed under ANDAs covered by the state's Medicaid program. For products marketed under NDAs, manufacturers are required to rebate the greater of (a) 15.1% of the average manufacturer price or (b) the difference between the average manufacturer price and the lowest manufacturer price during a specified period.

Both the federal and state governments in the United States and foreign governments continue to propose and pass new legislation, rules and regulations designed to contain or reduce the cost of health care. Existing regulations that affect the price of pharmaceutical and other medical products may also change before any of our products are approved for marketing. Cost control initiatives could decrease the price that we receive for any product we develop in the future. In addition, third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved pharmaceutical products, including injectable products. Our products may not be considered cost effective, or adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize a return on our investments.

We may need to change our business practices to comply with changes to fraud and abuse laws.

We are subject to various federal and state laws pertaining to health care fraud and abuse, including anti-kickback, marketing and pricing laws. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state health care programs such as Medicare and Medicaid. If there is a change in laws, regulations or administrative or judicial interpretations, we may have to change our business practices or our existing business practices could be challenged as unlawful, which could materially adversely affect our business.

We may become subject to federal false claims litigation brought by private individuals and the government.

The Federal False Claims Act allows persons meeting specified requirements to bring suit alleging false or fraudulent Medicare or Medicaid claims and to share in any amounts paid to the government in fines or settlement. These suits, known as qui tam actions, have increased significantly in recent years and have increased the risk that a health care company will have to defend a false claim action, pay fines and/or be excluded from Medicare and Medicaid programs. Federal false claims litigation can lead to civil monetary penalties, criminal fines and imprisonment and/or exclusion from participation in Medicare, Medicaid and other federally funded health programs.

Future sales of our common stock by our stockholders could depress our stock price.

After this offering, we will have approximately     shares of common stock
outstanding. The shares sold in this offering will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our affiliates. Substantially all of the remaining shares of common stock outstanding after this offering will be available for sale in the public market 180 days after the date of the final prospectus relating to this offering, subject in some cases to volume and other limitations. The previous sentence assumes the effectiveness of the lock-up agreements with the underwriters described in "Underwriting." CIBC World Markets Corp. may waive these restrictions prior to the expiration of the lock-up period without prior notice.

If our stockholders sell substantial amounts of our common stock in the public market, or the market perceives that these sales may occur, the market price of our common stock could fall. After this offering, the holders of approximately 37,886,349 shares of our common stock including convertible preferred stock and warrant holders will have rights, subject to some conditions, to require us to file registration statements covering their shares, including American BioScience, or to include their shares in registration statements that we may file for ourselves or other stockholders. If we were to include in a company-initiated registration statement shares held by those holders under exercise of their registration rights, those sales could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

American BioScience owns a significant percentage of our common stock. As a result, the trading price of our common stock may be depressed and this stockholder may take actions that may be adverse to your interests.

American BioScience will own approximately   % of our common stock following
this offering and will be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and approval of significant corporate transactions such as mergers, consolidations and sales of assets. Our Chief Executive Officer and Chairman of our board of directors, Dr. Soon-Shiong is also the chief executive officer and chairman of the board of directors of American BioScience. Dr. Soon-Shiong also beneficially owns a majority of the capital stock of American BioScience. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control or impeding a merger or consolidation, takeover or other business combination, which could cause the market price of our common stock to fall or prevent you from receiving a premium in such a transaction. This significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise.

A public market for our securities may not develop or be sustained, which could cause our stock price to fall below the initial public offering price.

Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained following this offering, and the market price of our common stock might fall below the initial public offering price. The initial public offering price may bear no relationship to the price at which our common stock will trade upon completion of this offering. The initial public offering price will be determined based on negotiations between us and the representatives of the underwriters, based on factors that may or may not be indicative of future market performance.

Our common stock may experience price and volume fluctuations.

The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

 . announcements of technological innovations or new products by us or our competitors

 .  media reports and publications about pharmaceutical products

 . announcements concerning our competitors or the pharmaceutical industry in general

 .  new regulatory pronouncements and changes in regulatory guidelines

 .  general and industry-specific economic conditions

 .  changes in financial estimates or recommendations by securities analysts

The market prices of the securities of pharmaceutical and biotechnology companies have been highly volatile and are likely to remain highly volatile in the future. This volatility has often been unrelated to the operating performance of particular companies. Moreover, market prices for securities of pharmaceutical and biotechnology companies, particularly following an initial public offering, frequently reach levels that bear no relationship to the operating performance of these companies. These market prices may not be sustainable and are subject to wide variations. In the past, securities class action litigation has been brought against companies that experience volatility in the market price of their securities. Whether or not meritorious, litigation brought against us could result in substantial costs, divert management's attention and resources and harm our business.

Our incorporation documents have anti-takeover provisions that could delay or prevent a change in control of our company, which could negatively affect your investment.

Our certificate of incorporation and bylaws contain provisions that could delay or prevent a change in control of our company. These provisions include:

 . authorizing the issuance of preferred stock that can be created and issued by our board of directors without prior stockholder approval, commonly referred to as "blank check" preferred stock, with rights senior to those of our common stock

 .  limiting the persons who can call special stockholder meetings

 . providing that a supermajority vote of our stockholders is required to amend some provisions of our certificate of incorporation or bylaws

 . establishing advance notice requirements to nominate directors for election to our board of directors or to propose matters that can be acted on by stockholders at stockholder meetings

These and other provisions in our incorporation documents could allow our board of directors to affect your rights as a stockholder by making it more difficult for stockholders to remove members of our board of directors. Because our board of directors is responsible for appointing members of our management team, these provisions could in turn affect any attempt to replace the current management team. These provisions could also limit the price that investors would be willing to pay in the future for shares of our common stock.

You will suffer immediate and substantial dilution.

We expect the initial public offering price of our common stock to be substantially higher than the net tangible book value per share of our outstanding common stock. The pro forma net tangible book value of a share of our common stock purchased at an assumed initial public offering price of $ will be only $ . Additional dilution may be incurred if holders of stock options, whether currently outstanding or subsequently granted, exercise their options or if the warrant holder exercises its warrant.

                           Forward-Looking Statements

Some of the information in this prospectus contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, among others, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. You can find these statements under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus.

We typically identify forward-looking statements by using terms such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "continue" and similar words, although we express some forward-looking statements differently. You should be aware that actual events could differ materially from those suggested in the forward-looking statements due to a number of factors, including:

  . our inability to enter into additional strategic collaborations

  . our inability to successfully commercialize or in-license new products

  . competition and technological change

  . government regulation

  . changes in industry practice

  . general economic conditions

  . one-time events

You should carefully consider the statements under "Risk Factors" and other sections of this prospectus, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements.

Information regarding market and industry statistics contained in the "Prospectus Summary" and "Business" sections of this prospectus is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. We have not reviewed or included data from all sources and cannot assure you of the accuracy of the data that we have included.

                               ----------------

You should rely only on the information contained in this prospectus. Neither the underwriters nor we have authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the underwriters nor we are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                                Use of Proceeds

We estimate that the net proceeds from the sale of the shares of common stock
we are offering will be approximately $   . If the underwriters fully exercise
their over-allotment option, the net proceeds of the shares we sell will be
$   . "Net proceeds" is what we expect to receive after paying the underwriting discount and other expenses of the offering. For the purposes of estimating net proceeds, we are assuming that the initial public offering price will be $ per share.

 . We intend to use approximately $35 million of the net proceeds to repay the outstanding principal and interest under a credit facility with IBJ Whitehall Business Credit with a term that expires in June 2003. The effective interest rate under this credit facility was 9.4% and 8.2% for the year ended December 31, 2000 and the six months ended June 30, 2001, respectively.

 . We intend to use up to $45 million of the net proceeds to make a license payment to obtain from American BioScience an exclusive license to the North American rights to ABI-007, which we expect to obtain prior to the commencement of this offering.

 . We intend to use the remaining net proceeds for general corporate purposes, including working capital, capital expenditures, potential acquisitions and in-licensing opportunities. At this time, we do not have any commitments or agreements with respect to any material acquisition.

As of the date of this prospectus, we have not allocated any specific amounts with respect to the remaining net proceeds. The amounts and timing of our actual expenditures will depend upon numerous factors, including:

 . the requirements of our product development and commercialization efforts

 . the need for capacity expansion and improvement

 . the need for information technology requirements

 . the amount of proceeds actually raised in this offering

 . the amount of cash generated by our operations

We cannot specify with certainty the amounts that we may allocate to the particular uses of the remaining net proceeds. Our management will have significant flexibility and discretion in applying the remaining net proceeds from this offering. Pending any specific use, we intend to invest the net proceeds from this offering generally in short-term, investment grade, interest-bearing securities.

                                Dividend Policy

We anticipate that we will retain earnings to support our operations and to finance the growth and development of our business. Therefore, we do not expect to pay any dividends in the foreseeable future.

                                 Capitalization

The following table shows as of June 30, 2001:

 . our actual capitalization

 . our pro forma capitalization reflecting the automatic conversion of all outstanding shares of our convertible preferred stock

 . our pro forma as adjusted capitalization, assuming the pro forma adjustments described above and the completion of this offering at an
   assumed initial public offering price of $    per share, after deducting
   estimated underwriting discounts and commissions and estimated offering expenses payable by us and reflecting the repayment by us of certain indebtedness with a portion of the proceeds of this offering.

                                                                   Pro   Pro Forma
                                                         Actual   Forma As Adjusted
                                                        --------  ----- ------------
                                                           (in thousands, except
                                                                share data)
Revolving line of credit..............................  $ 15,443  $         $

Long-term debt, including current portion.............    17,189
Series A redeemable convertible preferred stock no par
 value; 2,821,035 shares authorized; 2,821,035 issued
 and outstanding-actual, no shares issued and
 outstanding--pro forma and pro forma as adjusted.....    13,083

Stockholders' equity:
  Common stock, no par value; 100,000,000 shares
   authorized, 22,836,548 shares issued and
   outstanding--actual, 37,647,023 shares issued and
   outstanding--pro forma,             shares issued
   and adjusted outstanding--pro forma as adjusted....    14,866
  Series B convertible preferred stock, no par value
   per share, 4,231,585 shares authorized, 4,231,585
   shares issued and outstanding--actual, no shares
   issued and outstanding--pro forma and pro forma as
   adjusted...........................................    15,000
  Series C convertible preferred stock, no par value
   per share, 1,410,530 shares authorized, 1,410,530
   shares issued and outstanding--actual, no shares
   issued and outstanding--pro forma and pro forma as
   adjusted...........................................     5,000
  Series D convertible preferred stock, no par value
   per share, 6,347,325 shares authorized, 6,347,325
   shares issued and outstanding--actual, no shares
   issued and outstanding--pro forma and pro forma as
   adjusted...........................................    22,500
Amounts due from American BioScience, Inc. ...........   (17,352)
Retained earnings.....................................    16,377
Deferred stock-based compensation.....................    (5,048)
Other comprehensive income (loss).....................       (12)
                                                        --------  ----      ----
  Total stockholders' equity..........................    51,331
                                                        --------  ----      ----
    Total capitalization..............................  $ 97,046            $
                                                        ========  ====      ====

The table above excludes:

 . 4,292,764 shares of common stock issuable upon exercise of options outstanding as of June 30, 2001 with a weighted average exercise price of $2.84 per share

 . 234,126 shares of common stock issuable upon exercise of an outstanding warrant with an exercise price of $3.54 per share

 . 161,955 common stock issuable to one of our strategic partners

 . 178,126 shares of common stock reserved for issuance upon exercise of future stock option grants under our 1997 stock option plan and our 2001 stock incentive plan

 . 2,000,000 shares of common stock reserved for future issuance under our 2001 employee stock purchase plan

                                    Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Investors participating in this offering will incur immediate, substantial dilution. The pro forma net tangible book value of our common stock as of June
30, 2001 was $   , or approximately $   per share. Pro forma net tangible book
value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering.

After giving effect to our sale of      shares of common stock in this offering
at an assumed initial public offering price of $   per share and after
deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2001 would have been $ , or $ per share. This represents an immediate increase in pro forma net tangible book value of $ per share to existing stockholders and an immediate dilution of $ per share to purchasers of common stock in this offering. The following table illustrates this dilution:

   Assumed initial public offering price per share....................      $
     Pro forma net tangible book value per share as of June 30, 2001..  $
     Increase per share attributable to new investors.................
                                                                        ---
   Pro forma as adjusted net tangible book value per share after this offering..........................................................
                                                                            ---
   Dilution per share to new investors................................      $
                                                                            ===

The following table shows, as of June 30, 2001, the total number of shares of common stock purchased from us, the total consideration paid for these shares and the average price per share paid by existing stockholders and new investors, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial offering
price of $   per share.

                                             Shares         Total
                                           Purchased    Consideration   Average
                                         -------------- --------------   Price
                                         Number Percent Amount Percent Per Share
                                         ------ ------- ------ ------- ---------
   Existing stockholders................                            %     $
   New investors........................             %              %     $
                                         -----    ---   -----    ---
     Total..............................          100   $        100
                                         =====    ===   =====    ===

The foregoing discussion and tables assume no exercise of the underwriters' over-allotment option and exclude:

 . 4,292,764 shares of common stock issuable upon exercise of options outstanding as of June 30, 2001 with a weighted average exercise price of $2.84 per share

 . 234,126 shares of common stock issuable upon exercise of an outstanding warrant with an exercise price of $3.54 per share

 . 161,955 shares of common stock issued to one of our strategic partners in August 2001

 . 178,126 shares of common stock reserved for issuance upon exercise of future stock option grants under our 1997 stock option plan and our 2001 stock incentive plan

 . 2,000,000 shares of common stock reserved for future issuance under our 2001 employee stock purchase plan

To the extent any of these options or the warrant are exercised or the underwriters' over-allotment option is exercised, there will be further dilution to new investors.

                      Selected Consolidated Financial Data

This section presents our selected consolidated financial data. You should read the consolidated financial statements and related notes included in this prospectus. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements.

We derived the selected consolidated financial data at December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000 from the audited consolidated financial statements included in this prospectus. We derived the consolidated statement of operations data for the period from March 26, 1996 (inception) through December 31, 1996 and for the year ended December 31, 1997 and the consolidated balance sheet data as of December 31, 1996, 1997 and 1998 from our audited consolidated financial statements that are not included in this prospectus. We derived the consolidated statement of operations data for the six month periods ended June 30, 2000 and 2001 and the consolidated balance sheet data as of June 30, 2001 from the unaudited consolidated financial statements included in this prospectus. The unaudited consolidated financial statements were prepared on the same basis as the audited consolidated financial statements. Our management believes that the unaudited consolidated financial statements include all adjustments necessary to present fairly the information included in those statements and that the adjustments made consist only of normal recurring adjustments. Our historical results are not necessarily indicative of future results.

                                                                              Six Months
                          Period Ended      Year Ended December 31,         Ended June 30,
                          December 31, -----------------------------------  ----------------
                            1996 (1)    1997  1998 (2)    1999      2000     2000     2001
                          ------------ ------ --------  --------  --------  -------  -------
                              (in thousands, except per share data)           (unaudited)
Consolidated statement
 of operations data:
Net sales...............     $  272    $7,574 $ 66,501  $136,523  $165,373  $81,156  $87,814
Cost of sales...........          -     5,245   48,764    91,062   105,587   49,461   56,967
                             ------    ------ --------  --------  --------  -------  -------
Gross margin............        272     2,329   17,737    45,461    59,786   31,695   30,847
Operating expenses:
 Research and
  development
  costs (exclusive of
  stock-based
  compensation).........          -       217    3,646     9,865    13,016    6,424    5,916
 Selling, general and
  administrative
  expenses (exclusive of
  stock-based
  compensation).........        271     1,373   13,853    23,450    30,048   15,579   14,147
 Stock-based
  compensation (3)......          -         -      127        88       615      136    1,075
                             ------    ------ --------  --------  --------  -------  -------
   Total operating
    expenses............        271     1,590   17,626    33,403    43,679   22,139   21,138
                             ------    ------ --------  --------  --------  -------  -------
Operating income .......          1       739      111    12,058    16,107    9,556    9,709
Other income (expense):
 Litigation settlements,
  net...................          -         -        -         -    (1,399)   1,515      500
 Interest income........          -        13      344       275       200      127      364
 Interest expense.......          -         -   (1,256)   (2,104)   (1,751)    (825)  (1,106)
                             ------    ------ --------  --------  --------  -------  -------
   Total other income
    (expense)...........          -        13     (912)   (1,829)   (2,950)     817     (242)
                             ------    ------ --------  --------  --------  -------  -------
Income (loss) before
 income taxes...........          1       752     (801)   10,229    13,157   10,373    9,467
Provision (benefit) for
 income taxes...........          -     (293)     (289)    4,147     5,474    4,223    4,013
                             ------    ------ --------  --------  --------  -------  -------
Net income (loss).......          1       459     (512)    6,082     7,683    6,150    5,454
Less imputed preferred
 stock dividends........          -         -     (583)   (1,000)   (1,000)    (500)    (500)
                             ------    ------ --------  --------  --------  -------  -------
Income (loss) applicable
 to common stock........     $    1    $  459 $ (1,095) $  5,082  $  6,683  $ 5,650  $ 4,954
                             ======    ====== ========  ========  ========  =======  =======
Net income (loss) per
 common share (4):
 Basic..................     $ 0.00    $ 0.02 $  (0.05) $   0.23  $   0.30  $  0.25  $  0.22
 Diluted................     $ 0.00    $ 0.02 $  (0.05) $   0.14  $   0.18  $  0.16  $  0.13
Weighted average common
 shares outstanding:
 Basic..................     16,150    21,236   21,542    21,977    22,528   22,376   22,963
 Diluted................     16,150    21,236   21,542    35,057    36,838   36,371   38,020

Other data:
Adjusted EBITDA (5).....     $    -    $    - $  5,207  $ 21,132  $ 29,265  $15,363  $16,812
Cash flow provided by
 (used in) operating
 activities.............       (34)       683    6,602     8,186    18,580    8,789   (1,060)
Cash flow (used in)
 investing activities...          -         -  (56,503)   (6,762)  (11,851)  (7,794)  (2,924)
Cash flow provided by
 (used in) financing
 activities.............        101        27   55,621    (2,489)  (11,661)  (6,431)   3,472

                                      As of December 31,              As of
                            --------------------------------------  June 30,
                            1996  1997    1998     1999     2000      2001
                            ---- ------ -------- -------- -------- -----------
                                                                   (unaudited)
                                              (in thousands)
Consolidated balance sheet
 data:
Working capital............ $102 $  377 $ 26,844 $ 31,130 $ 29,074  $ 23,712
Total assets...............  253  4,007  111,760  117,890  132,665   142,530
Revolving line of credit...    -      -        -        -        -    15,443
Long-term debt, including
 current portion...........    -      -   25,000   23,501   18,939    17,189
Series A redeemable
 convertible preferred
 stock.....................    -      -            11,583   12,583    13,083
Total stockholders'
 equity....................                        50,175   55,141    51,331

------------------
(1) Represents results of operations for the period from March 26, 1996 (inception) through December 31, 1996.

(2) We acquired the Fujisawa generic business on June 1, 1998, which business is included in our operations since that date.

(3) We recorded stock-based compensation as a result of amortization of charges related to certain stock option grants. Stock-based compensation relates to the following (in thousands):

                                                                   Six months
                                                   Year ended         ended
                                  Period ended    December 31,      June 30,
                                  December 31, ------------------- -----------
                                      1996     1997 1998 1999 2000 2000  2001
                                  ------------ ---- ---- ---- ---- ---- ------
                                                                   (unaudited)
   Research and development
    costs........................     $ -      $ -  $  - $ -  $ 73 $  7 $  100
   Selling, general and
    administrative expenses......       -        -   127  88   542  129    975
                                      ---      ---  ---- ---  ---- ---- ------
                                      $ -      $ -  $127 $88  $615 $136 $1,075
                                      ===      ===  ==== ===  ==== ==== ======

(4) See Note 2 to our consolidated financial statements for an explanation of the number of shares used to compute basic and diluted net income (loss) per common share.

(5) Adjusted EBITDA is defined as EBITDA adjusted to exclude shares issued to one of our strategic partners, stock-based compensation charges and litigation settlements, net. EBITDA consists of net income (loss) before interest, income taxes, depreciation and amortization. Items excluded from EBITDA and adjusted EBITDA are significant components in understanding and assessing our financial performance. We present adjusted EBITDA to enhance the understanding of our operating results. EBITDA and adjusted EBITDA should not be considered in isolation or as alternatives to net income, cash flows generated by (used in) operations, investing or financing activities or other financial statement information presented in the consolidated financial statements as indicators of our financial performance or liquidity. Because adjusted EBITDA is not a measurement determined in accordance with generally accepted accounting principals and is thus susceptible to varying calculations, adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies. For reconciliation of net income (loss) to adjusted EBITDA, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

You should read this discussion together with our consolidated financial statements and other financial information included in this prospectus.

Overview

We are a specialty pharmaceutical company that develops, manufactures and markets injectable pharmaceutical products. Although we plan in the future to pursue opportunities to manufacture and market proprietary injectable pharmaceutical products, substantially all of our net sales are derived from the sale of generic injectable pharmaceutical products.

We were incorporated in March 1996 by our parent company, American BioScience, Inc., with an initial focus on marketing and distributing in the United States generic pharmaceutical products manufactured by others. In 1997, we commenced sales of our first generic injectable product, acyclovir, through an agreement with Glaxo Wellcome Inc. We derived revenue during our first two fiscal years exclusively from sales of products manufactured by others. Although we continue to sell products manufactured by others, sales from those products constitute a small percentage of our current revenue.

In June 1998, we acquired Fujisawa USA, Inc.'s generic injectable pharmaceutical business for approximately $75.0 million, of which American BioScience funded $42.5 million in cash and its stock in exchange for shares of our preferred stock. We acquired substantially all of our current facilities in this transaction, including our manufacturing facilities in Melrose Park, Illinois and Grand Island, New York and our research and development facility in Melrose Park, Illinois. We also acquired additional assets in this transaction, including inventories, plant and equipment and pending and approved ANDAs. We derived substantially all of our revenue since this acquisition from the sale of products manufactured in the facilities we acquired from Fujisawa.

Revenue recognition

We recognize revenue from the sale of a product when that product is shipped to a customer, acceptance terms are fulfilled and no significant contractual obligations remain. We sell a majority of our products to wholesalers, who generally sell our products to hospitals or alternative healthcare facilities at a contractual price previously agreed upon between us and GPOs on behalf of end users such as hospitals. We invoice wholesalers at our wholesale list price. Net sales represent our wholesale list price offset by wholesaler chargebacks, further adjusted for estimated discounts and contractual allowances, including GPO fees. Wholesaler chargebacks represent the difference between the wholesale list price and the estimated contractual sales price, based upon our historical experience ratings.

Expense recognition

Cost of sales consists of labor, raw materials, components, packaging, quality assurance and quality control, shipping and manufacturing overhead costs and the cost of finished products purchased from third parties.

Research and development costs are expensed as incurred and consist primarily of salaries and other personnel-related expenses, as well as depreciation of equipment, allocable facility, raw material and production expenses and contract and consulting fees. We have made, and will continue to make, substantial investment in research and development to expand our new product offerings and grow our business.

Selling, general and administrative expenses consist primarily of salaries, commissions and other personnel-related expenses, as well as costs for travel, trade shows and conventions, promotional material and catalogs, advertising and promotion, allocable facilities and professional fees for general, legal and accounting services. We believe that our selling, general and administrative expenses will continue to increase as we grow our business and due to increased expenses associated with being a public company.

Stock-based compensation related to research and development costs and selling, general and administrative expenses is presented separately in our consolidated statement of operations.

Stock-based compensation

Stock-based compensation represents the difference between the exercise price of options granted and the deemed fair value of our common stock on the grant date in accordance with Accounting Principles Board Opinion No. 25 and its related interpretations. We recognize stock-based compensation over the option vesting period, typically four years, using an accelerated methodology in accordance with Financial Accounting Standards Board Interpretation No. 28. Stock-based compensation is reflected as a separate line item in "Results of Operations."

We have recorded deferred stock-based compensation related to unvested options granted to employees and outside directors. Based upon the number of unvested options outstanding as of June 30, 2001, we expect to amortize approximately $5.0 million of deferred stock-based compensation in future periods as follows:
$1.4 million for the remainder of 2001; $1.9 million in 2002; $1.0 million in 2003; $0.5 million in 2004; and $76,000 in 2005. We anticipate that the exercise price of stock options granted after this offering will be at the reported market price of our common stock and, therefore, no additional deferred stock-based compensation will result from these option grants.

Adjusted EBITDA

Adjusted EBITDA is defined as EBITDA adjusted to exclude shares issued to one of our strategic partners, stock-based compensation and litigation settlements, net. EBITDA consists of net income (loss) before interest, income taxes, depreciation and amortization. Items excluded from EBITDA and adjusted EBITDA are significant components in understanding and assessing our financial performance. We present adjusted EBITDA to enhance the understanding of our operating results. EBITDA and adjusted EBITDA should not be considered in isolation or as alternatives to net income, cash flows generated by (used in) our operations, investing or financing activities or other financial information presented in the consolidated financial statements as indicators of our financial performance or liquidity. Because EBITDA and adjusted EBITDA are not measurements determined in accordance with generally accepted accounting principles and are therefore susceptible to varying calculations, EBITDA and adjusted EBITDA as presented may not be comparable to other similarly tested measures of other companies.

The following table reconciles net income (loss) to adjusted EBITDA:

                                       Years Ended December     Six Months
                                               31,            Ended June 30,
                                      ----------------------- ----------------
                                       1998    1999    2000    2000     2001
                                      ------  ------- ------- -------  -------
                                                  (in thousands)
Net income (loss).................... $ (512) $ 6,082 $ 7,683 $ 6,150  $ 5,454
  Depreciation and amortization......  4,383    6,904   7,761   3,815    4,274
  Provision (benefit) for income
   taxes.............................   (289)   4,147   5,474   4,223    4,013
  Interest expense, net..............    912    1,829   1,551     698      742
                                      ------  ------- ------- -------  -------
EBITDA...............................  4,494   18,962  22,469  14,886   14,483
  Common shares issued to one of our
   strategic partners................    586    2,082   4,782   1,856    1,754
  Stock-based compensation charges...    127       88     615     136    1,075
  Litigation settlements, net........    --       --    1,399  (1,515)    (500)
                                      ------  ------- ------- -------  -------
Adjusted EBITDA...................... $5,207  $21,132 $29,265 $15,363  $16,812
                                      ======  ======= ======= =======  =======

Results of Operations

Six Months Ended June 30, 2000 and 2001

Net sales. Net sales were $81.2 million and $87.8 million for the six months ended June 30, 2000 and 2001, respectively, representing an increase of $6.6 million, or 8.1%. This increase was due to the launch in the first half of 2001 of six new products. Two of these products, mesna and haloperidol lactate, which were launched in May 2001 and March 2001, respectively, collectively contributed approximately $5.1 million to net sales for the six months ended June 30, 2001. In addition, sales of heparin, cefoxitin and doxycycline increased substantially in 2001 as a result of decreased competition for these products. These increases were offset by a $8.8 million decrease in cisplatin sales in 2001. Although we sold more units of cisplatin in 2001 than in 2000, sales price of cisplatin declined following expiration of our 180-day exclusivity in May 2000.

Cost of sales. Cost of sales was $49.5 million and $57.0 million for the six months ended June 30, 2000 and 2001, respectively, representing an increase of $7.5 million. This increase was primarily due to the increase in net sales in 2001. Cost of sales as a percentage of net sales increased from 60.9% to 64.9%. This increase was primarily the result of lower sales prices of cisplatin in 2001.

Research and development. Research and development costs were $6.4 million and $5.9 million for the six months ended June 30, 2000 and 2001, respectively, representing a decrease of $0.5 million. This decrease was primarily the result of the timing of the usage of raw materials in research and development activities.

Selling, general and administrative. Selling, general and administrative expenses were $15.6 million and $14.1 million for the six months ended June 30, 2000 and 2001 respectively, representing a decrease of $1.5 million. This decrease was primarily due to higher commissions for cisplatin sales in 2000 than in 2001.

Stock-based compensation. Stock-based compensation was $0.1 million and $1.1 million for the six months ended June 30, 2000 and 2001, respectively, representing an increase of $1.0 million. This increase was the result of stock options granted during 2001 for which the exercise price was less than the estimated fair value of our common stock on the grant date.

Litigation settlement. Litigation settlement proceeds were $1.5 million and $0.5 million for the six months ended June 30, 2000 and 2001, respectively. Under the terms of a settlement agreement, we were entitled to receive a payment of $1.25 million in March 2000 and six quarterly payments of $250,000 beginning in June 2000, based upon meeting certain conditions of the settlement. We have received all payments due to us under this settlement agreement.

Interest income. Interest income was $0.1 million and $0.4 million for the six months ended June 30, 2000 and 2001, respectively, representing an increase of $0.3 million. This increase was the result of interest charges on amounts due from American BioScience beginning in February 2001.

Interest expense. Interest expense was $0.8 million and $1.1 million for the six months ended June 30, 2000 and 2001, respectively, representing an increase of $0.3 million. This increase was the result of increased borrowings on our revolving line of credit during 2001, offset in part by lower interest rates.

Provision for income taxes. Provision for income taxes was $4.2 million and $4.0 million for the six months ended June 30, 2000 and 2001, respectively, representing an decrease of $0.2 million. Our effective tax rates were 40.7% and 42.4% for the six months ended June 30, 2000 and 2001, respectively. The increase in our effective tax rate in 2001 was due to an increase in non-deductible, stock-based compensation charges in 2001.

Years Ended December 31, 1999 and 2000

Net sales. Net sales were $136.5 million and $165.4 million in 1999 and 2000, respectively, representing an increase of $28.9 million, or 21%. This increase was primarily a result of $18.7 million in increased sales of cisplatin in 2000, which we launched in November 1999, and $5.5 million in sales associated with the introduction of other new products.

Cost of sales. Cost of sales was $91.1 million and $105.6 million in 1999 and 2000, respectively, representing an increase of $14.5 million. This increase was primarily a result of an increase in our net sales in 2000. Cost of sales as a percentage of net sales decreased from 66.7% in 1999 to 63.8% in 2000. This decrease was primarily a result of increased sales from higher gross margin products such as cisplatin in 2000.

Research and development. Research and development costs were $9.9 million and $13.0 million in 1999 and 2000, respectively, representing an increase of $3.1 million. This increase was primarily a result of an increase in the number of products under development and an increase in raw material spending for these products.

Selling, general and administrative. Selling, general and administrative expenses were $23.5 million and $30.0 million in 1999 and 2000, respectively, representing an increase of $6.5 million. This increase was primarily a result of higher commissions for increased sales of our products and additional headcount and related expenses, including payroll and related costs, relocation and recruitment, as we expanded our management team and overall headcount to support our growth.

Stock-based compensation. Stock-based compensation was $0.1 million in 1999 and $0.6 million in 2000, representing an increase of $0.5 million. This increase was the result of stock options granted during 2000 for which the exercise price was less than the estimated fair value of our common stock on the grant date.

Litigation settlement. We settled two lawsuits in 2000 that resulted in a net expense of $1.4 million. There were no litigation settlements in 1999.

Interest income. Interest income was $0.3 million and $0.2 million in 1999 and 2000, respectively, representing a decrease of $0.1 million. This decrease was a result of a lower average balance of funds invested during 2000.

Interest expense. Interest expense was $2.1 million and $1.8 million in 1999 and 2000, respectively, representing a decrease of $0.3 million. This decrease was primarily a result of lower average balances on our term loan.

Provision for income taxes. Provision for income taxes was $4.1 million and $5.5 million in 1999 and 2000, respectively, representing an increase of $1.4 million. This increase was due to a higher level of pre-tax income in 2000. Our effective tax rates were 40.5% and 41.6% in 1999 and 2000, respectively. The increase in our effective tax rate in 2000 was due to an increase in non-deductible, stock-based compensation charges in 2000.

Years Ended December 31, 1998 and 1999

Net sales. Net sales were $66.5 million and $136.5 million in 1998 and 1999, respectively, representing an increase of $70.0 million, or 105.3%. This increase reflects the inclusion of a full year of net sales in 1999 of the products we acquired from Fujisawa, compared to seven months in 1998. This increase was also due to new and expanded contracts with GPOs, development of new customers and the launch in November 1999 of cisplatin.

Cost of sales. Cost of sales was $48.8 million and $91.1 million in 1998 and 1999, respectively, representing an increase of $42.3 million. This increase reflects the inclusion of a full year of cost of sales in 1999 of the products we acquired from Fujisawa, compared to seven months in 1998. Cost of sales as a percentage of net revenue decreased from 73.4% in 1998 to 66.7% in 1999. This decrease was primarily a result of a significant increase in manufacturing capacity utilization and higher gross margins for cisplatin sales.

Research and development. Research and development costs were $3.6 million and $9.9 million in 1998 and 1999, respectively, representing an increase of $6.3 million. This increase reflects the inclusion of a full year of research and development activities in 1999 following our acquisition of the Fujisawa generic business, compared to seven months in 1998. This increase was also attributable to our increased product development activities, including additional headcount.

Selling, general and administrative. Selling, general and administrative expenses were $13.9 million and $23.5 million in 1998 and 1999, respectively, representing an increase of $9.6 million. This increase reflects the inclusion of a full year of operations in 1999 following our acquisition of the Fujisawa generic business, compared to seven months in 1998.

Interest expense. Interest expense was $1.3 million and $2.1 million in 1998 and 1999, respectively, representing an increase of $0.8 million. This increase reflects the inclusion of a full year of outstanding borrowings in 1999 following our acquisition of the Fujisawa generic business, compared to seven months in 1998. These borrowings primarily were used to finance our acquisition of the Fujisawa generic business.

Provision (benefit) for income taxes. Provision (benefit) for income taxes was approximately $(0.3) million and $4.1 million in 1998 and 1999, respectively. We had a pre-tax loss in 1998 as compared to pre-tax income in 1999. Our effective tax rates were 36.1% and 40.5% in 1998 and 1999, respectively. The increase in our effective tax rate was due to higher state income taxes and a higher level of non-deductible expenses.

Quarterly Results of Operations

The following tables sets forth (i) our unaudited quarterly results of operations for the eight most recent quarters ended June 30, 2001 and (ii) that information presented as a percentage of net sales. We believe this unaudited information has been presented on the same basis as our annual consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the unaudited information for the quarters presented. This information should be read together with the consolidated financial statements and the related notes included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the results for any future period.

                                                      Quarters ended
                          ---------------------------------------------------------------------------
                                     Dec.                                  Dec.
                          Sept. 30,   31,    Mar. 31, June 30,  Sept. 30,   31,    Mar. 31,  June 30,
                            1999     1999      2000     2000      2000     2000      2001      2001
                          --------- -------  -------- --------  --------- -------  --------  --------
                                                      (in thousands)
Net sales...............   $29,268  $44,818  $39,185  $41,971    $41,504  $42,713  $39,322   $48,492
Cost of sales...........    21,791   26,010   23,162   26,299     26,858   29,268   27,166    29,801
                           -------  -------  -------  -------    -------  -------  -------   -------
Gross margin............     7,477   18,808   16,023   15,672     14,646   13,445   12,156    18,691
Research and development
 costs..................     1,994    4,076    2,394    4,030      3,521    3,071    2,732     3,184
Selling, general and
 administrative
 expenses...............     5,909    6,801    7,896    7,683      7,070    7,399    6,848     7,299
Stock-based
 compensation...........        --       88        3      133        198      281      274       801
                           -------  -------  -------  -------    -------  -------  -------   -------
  Total operating
   expenses.............     7,903   10,965   10,293   11,846     10,789   10,751    9,854    11,284
                           -------  -------  -------  -------    -------  -------  -------   -------
Operating income
 (loss).................      (426)   7,843    5,730    3,826      3,857    2,694    2,302     7,407
Other income (expense),
 net....................      (541)    (336)     945     (128)      (231)  (3,536)    (217)      (25)
                           -------  -------  -------  -------    -------  -------  -------   -------
Income (loss) before
 income taxes...........      (967)   7,507    6,675    3,698      3,626     (842)   2,085     7,382
Provision (benefit) for
 income taxes...........      (392)   3,043    2,752    1,471      1,536     (285)     871     3,142
                           -------  -------  -------  -------    -------  -------  -------   -------
  Net income (loss).....   $  (575) $ 4,464  $ 3,923  $ 2,227    $ 2,090  $  (557) $ 1,214   $ 4,240
                           =======  =======  =======  =======    =======  =======  =======   =======

                                                       Quarters ended
                          ---------------------------------------------------------------------------
                          Sept. 30,  Dec. 31, Mar. 31, June 30, Sept. 30, Dec. 31,  Mar. 31, June 30,
                            1999       1999     2000     2000     2000      2000      2001     2001
                          ---------  -------- -------- -------- --------- --------  -------- --------
Net sales...............  100.00%    100.00%  100.00%  100.00%  100.00%   100.00%   100.00%  100.00%
Cost of sales...........   74.45%     58.03%   59.11%   62.66%   64.71%    68.52%    69.09%   61.46%
                           ------     ------   ------   ------   ------    ------    ------   ------
Gross margin............   25.55%     41.97%   40.89%   37.34%   35.29%    31.48%    30.91%   38.54%
Research and development
 costs..................    6.81%      9.09%    6.11%    9.60%    8.48%     7.19%     6.95%    6.57%
Selling, general and
 administrative
 expenses...............   20.19%     15.17%   20.15%   18.31%   17.03%    17.32%    17.41%   15.05%
Stock-based
 compensation...........      --%      0.20%    0.01%    0.31%    0.49%     0.66%     0.70%    1.65%
                          ------     ------   ------   ------   ------    ------    ------   ------
  Total operating
   expenses.............    27.00%     24.46%   26.27%   28.22%   26.00%    25.17%    25.06%   23.27%
                          ------     ------   ------   ------   ------    ------    ------   ------
Operating income
 (loss).................   (1.45)%    17.51%   14.62%    9.12%    9.29%     6.31%     5.85%   15.27%
Other income (expense),
 net....................   (1.85)%    (0.76)%   2.41%   (0.31)%  (0.55)%   (8.28)%   (0.55)%   0.05%
                           ------     ------   ------   ------   ------    ------    ------   ------
Income (loss) before
 income taxes...........   (3.30)%    16.75%   17.03%    8.81%    8.87%    (1.97)%    5.30%   15.22%
Provision (benefit) for
 income taxes...........    1.34%      6.79%    7.02%    3.50%    3.70%   (0.67)%     2.21%    6.48%
                           ------     ------   ------   ------   ------    ------    ------   ------
  Net income (loss).....    (1.96)%     9.96%   10.01%    5.31%    5.04%    (1.30)%    3.09%    8.74%
                           ======     ======   ======   ======   ======    ======    ======   ======

Liquidity and Capital Resources

In connection with our acquisition of the Fujisawa generic business in June 1998, we issued approximately $52.5 million of our preferred stock and borrowed approximately $25 million under two term loans. Since that time, we have financed our operations through cash flows generated from our operations and borrowings under our line of credit.

Net cash provided (used) by operating activities was $6.6 million in 1998, $8.2 million in 1999, $18.6 million in 2000 and $(1.1) million for the six months ended June 30, 2001. Operating cash flows have been impacted primarily by fluctuations in net income and changes in working capital, primarily in accounts receivable, inventory, accounts payable and accrued expenses.

Net cash used in investing activities was $56.5 million in 1998, $6.8 million in 1999, $11.9 million in 2000 and $2.9 million for the six months ended June 30, 2001. Our investing activities have primarily consisted of acquiring the Fujisawa generic business in 1998 and capital expenditures for new manufacturing equipment.

Net cash provided by (used in) financing activities was $55.6 million in 1998, $(2.5) million in 1999, $(11.7) million in 2000 and $3.5 million for the six months ended June 30, 2001. Our financing activities during these periods have consisted primarily of raising capital from stock sales, borrowings and repayments under our credit facility and funding to American BioScience.

During 1998, we entered into a credit agreement providing for two term loans totaling $25 million and a $25 million revolving line of credit. We used the term loans primarily to finance a portion of our acquisition of the Fujisawa generic business. The loans are collateralized by substantially all of our assets. The revolving line of credit is to be used for working capital and general corporate purposes. At June 30, 2001, the outstanding balance on the term loans was $17.2 million, and the outstanding balance on the revolving line of credit was $15.4 million. The aggregate principal of the term loans is payable in consecutive monthly installments commencing on July 1, 1999 with the final maturity on June 1, 2003. The following are the scheduled maturities of the term loans: $2.3 million during the six months ending December 31, 2001; $5.0 million in 2002; $9.9 million in 2003. We are required to make mandatory prepayments of the term loans within 90 days of the end of each fiscal year in an amount equal to the lesser of $5.0 million or 50% of the excess cash flow. For year ended December 31, 1999, the lender waived the 50% requirement and reduced the mandatory prepayment percentage to 25%. For the year ended December 31, 2000, the lender waived the entire mandatory prepayment. The effective interest rate on the term loans was 9.4 % and 7.6% for the year ended December 31, 2000 and the six months ended June 30, 2001, respectively. We are required to repay an amount equal to 50% of the proceeds of this offering received by us that are in excess of $15 million. We intend to use a portion of the net proceeds from this offering to repay the outstanding balances on the term loans and revolving line of credit.

Prior to the commencement of this offering we plan to enter into a license agreement with American BioScience under which we will make an initial license payment as well as milestone payments based upon ABI-007's development, approvals and sales. We intend to use approximately $45 million of the net proceeds from this offering to make the license payment to American BioScience.

Our capital requirements depend on numerous factors, including the requirements of our product development and commercialization efforts, need for capacity expansion and improvement, need for information technology requirements, the amount of proceeds actually raised in this offering and the amount of cash generated by our operations. We believe that the net proceeds from this offering, cash generated from operations and funds available from our revolving line of credit will be sufficient to finance our operations and capital expenditures for at least the next 12 months. We may, however, need to raise additional capital that may not be available on terms favorable or acceptable to us, if at all. In the event we engage in future acquisitions, we may have to raise additional capital through additional borrowings or the issuance of debt or equity securities. Adequate funds for these purposes may not be available when needed or on terms acceptable to us.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk relates primarily to the increase or decrease in the amount of interest income we can earn on our investment portfolio and on the increase or decrease in the amount of any interest expense we must pay with respect to outstanding debt instruments. The risk associated with fluctuating interest expense rates is limited because we generally reset our interest rates to market levels on a quarterly basis. We plan to invest the net proceeds from this offering that are not used immediately for other purposes in fixed income instruments. We do not plan to use derivative financial instruments in our investment portfolio. We plan to ensure the safety and preservation of our invested principal funds by limiting default, market and investment risks. We plan to mitigate default risk by investing in low-risk securities. We do not believe that we have any significant exposure to market risk related to changes in interest rates. Substantially all of our financial transactions are conducted in U.S. dollars. We do not believe that we have any significant exposure to market risk in foreign currency exchange rates.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. The adoption of this pronouncement did not have an impact on our financial statements.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, or SAB 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes some of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. We have adopted the provisions of SAB 101 in our financial statements for all periods presented.

                                    Business

Overview

We are a specialty pharmaceutical company that develops, manufactures and markets injectable pharmaceutical products. We currently produce over 100 generic injectable pharmaceutical products in more than 300 dosages and formulations. Our primary focus is in the oncology, anti-infective and critical care markets, and we believe that we offer one of the most comprehensive, generic injectable product portfolios in the pharmaceutical industry across these therapeutic categories. Prior to the commencement of this offering, we expect to obtain from American BioScience, Inc., our parent company, an exclusive license to the North American rights to ABI-007, a proprietary injectable oncology product candidate that is a patented formulation of paclitaxel. Paclitaxel is the active ingredient in Taxol, the world's top selling cancer drug. A multi-center Phase III clinical trial for ABI-007 for the treatment of metastatic breast cancer has commenced.

We acquired Fujisawa USA, Inc.'s generic injectable pharmaceutical business, or the Fujisawa generic business, in June 1998. In 1997, the last full year prior to the acquisition, the Fujisawa generic business generated net sales of $76.0 million and losses from operations of $12.9 million. For the 12 months ended June 30, 2001, we generated net sales of $172.0 million and income from operations of $16.3 million. Since the acquisition, we expanded our customer base, increased market penetration of the acquired Fujisawa products and received 23 new product approvals from the U.S. Federal Food and Drug Administration, or the FDA.

Industry Background

Pharmaceutical Industry Overview

The world's largest pharmaceutical companies typically focus on patented products in markets with the largest patient populations. A significant number of smaller companies, typically referred to as specialty pharmaceutical companies, primarily focus on proprietary products for markets that are not adequately addressed by large pharmaceutical companies, principally due to the size of the market. These specialty pharmaceutical companies generally focus their development and marketing resources on a limited number of therapeutic areas.

Specialty pharmaceutical companies often develop, manufacture and market, in addition to proprietary products, generic versions of proprietary pharmaceutical products for which patent protection has expired, at lower prices than their brand-name counterparts. Generic pharmaceutical products are the chemical and therapeutic equivalents of proprietary pharmaceutical products.

Generic pharmaceutical products are gaining market share because, among other things, governments are enacting legislation that allows or promotes generic pharmaceutical products in lieu of their proprietary counterparts. Other reasons for increased generic pharmaceutical product sales include:

 . laws permitting or requiring pharmacists to substitute generic pharmaceutical products for their brand-name counterparts

 . pressure from managed care and third-party payors to encourage health care providers and consumers to contain costs

 . increased acceptance of generic pharmaceutical products by physicians, pharmacists and consumers

 . an increase in the number of patents expiring on proprietary pharmaceutical products

Once a patent or an exclusivity period on a particular proprietary pharmaceutical product expires, any pharmaceutical company may choose to market a generic version of that product. As a result, a generic pharmaceutical product often experiences significant competition and is therefore less likely to maintain attractive product pricing and profit margins for sustainable periods of time.

Injectable Pharmaceuticals Industry Overview

According to IMS Health, Inc., a market research firm, sales of proprietary and generic injectable products in the United States were approximately $22.8 billion in 2000. Sales of proprietary and generic injectable oncology and anti-infective pharmaceutical products in the United States were approximately $3.5 billion and $2.2 billion, respectively, in 2000. We estimate that the critical care market comprises the majority of the remaining proprietary and generic injectable product sales in the United States.

Several factors have limited the number of competitors in the generic injectable pharmaceutical market relative to the markets for generic oral products. As a result, price erosion generally tends to be less for generic injectable products than for generic oral products. These factors include:

 . Challenging regulatory and manufacturing requirements. The FDA imposes stringent standards on the manufacture of injectable products because they are introduced directly into the bloodstream and often contain toxic components. These manufacturing challenges require specialized and sterile manufacturing facilities, which demand a significant investment to achieve necessary manufacturing standards and maintain regulatory compliance.

 . The need for specialized product and manufacturing expertise. Injectable pharmaceutical products may be produced in three forms: liquid, powder and lyopholized, or freeze-dried. To compete effectively, a company needs to have manufacturing expertise, equipment and facilities to produce each of these three forms. In addition, some injectable products, including selected anti-infectives, are required by the FDA to be manufactured in dedicated facilities.

 . Unique distribution channels. The injectable pharmaceutical products marketplace primarily consists of hospitals, long-term care facilities, alternate care sites and clinics. In contrast to the retail pharmacy market for oral products, where the pharmacist is the key decision-maker driving the drug substitution process, the injectable pharmaceuticals marketplace is largely dominated by end users who have relationships with group purchasing organizations, or GPOs. GPOs enter into collective purchasing contracts with injectable pharmaceutical suppliers for a particular product or groups of products in an effort to secure superior drug prices on behalf of their members.

 . Difficult-to-source raw materials. Manufacturing injectable products for some therapeutic categories requires raw materials that may be difficult to obtain. Some of these raw materials are currently available only from a limited number of suppliers because each raw material source must be approved by the FDA.

Our Competitive Advantages

We have built a leading generic injectable pharmaceutical company by integrating those capabilities we believe are essential to compete effectively in our industry, including:

 . Comprehensive manufacturing capabilities. We manufacture all three forms of injectable pharmaceutical products: liquid, powder and lyophilized. Our manufacturing sites include dedicated cephalosporin powder filling and oncolytic facilities. We currently have the capacity to produce over 275 million vials per year, with a substantial majority of this capacity dedicated to liquid formulations. We believe our manufacturing capabilities allow us to compete effectively in the generic injectable product market.

 . Broad product portfolio. We currently manufacture and sell over 100 generic injectable products in more than 300 dosages and formulations. We also sell approximately 290 additional products through alliances with other generic pharmaceutical manufacturers, enabling us to offer our customers a portfolio of approximately 400 generic products in over 700 dosages and formulations. We believe we offer one of the most comprehensive portfolios of injectable oncology, anti-infective and critical care products and that the breadth of our product portfolio enhances our ability to establish and maintain relationships with GPOs, as well as hospitals, clinics and physicians.

 . Strong GPO relationships. End-user hospitals contract with the GPO of their choice for their purchasing needs. We have relationships with all of the major GPOs in the United States, which we believe collectively accounted for over 95% of hospital-based pharmaceutical purchases in the United States in 2000. Through these GPO relationships, we have secured sole-source and private-label arrangements for some of our products. We believe these GPO relationships have enabled us to establish market share leadership for some of our products and rapidly introduce new products into the market.

 . Experienced product development team. Our product development team consists of approximately 60 people, including more than 20 employees with Ph.D.s, who have expertise in areas such as pharmaceutical formulation, analytical chemistry and drug delivery. This specialized expertise has enabled us to accelerate product development timelines and build a deep product pipeline.

 . Extensive raw material sourcing arrangements. We have substantial experience in securing raw materials that are difficult to obtain. We have entered into supply arrangements with numerous FDA-compliant manufacturers, which facilitates our access to those raw materials necessary for our current products and products under development. We believe our access to these raw materials allows us, in some cases, to be the low cost competitor. We also source several raw materials from Asia and Europe, and are exploring opportunities to expand these relationships.

Our Strategy

Our goal is to become an industry leader in the development, manufacture, sale and distribution of injectable pharmaceutical products. The key elements of our strategy include:

 . Continue to focus on higher-margin opportunities. We believe there continue to be significant opportunities for growth driven by an increasing number of patent expirations for proprietary injectable pharmaceutical products. We will continue to target products where additional generic competition is likely to be limited because of complexities in product development, the need for specialized manufacturing capabilities and the need for raw materials that are difficult to obtain. In particular, we will continue to focus on product opportunities in the oncology, anti-infectives and critical care markets, where we can utilize the manufacturing facilities that we already have in place.

 . Continue to focus on GPO relationships. We will continue to focus on maintaining strong relationships with the leading GPOs in the United States. Much of our growth to date has resulted from increased penetration of our existing products into hospitals that are members of the largest GPOs. These relationships are key to ensuring a market for the products we develop and thus enable us to invest aggressively in new product development.

 . Pursue proprietary pharmaceutical product opportunities in our focus therapeutic areas. We intend to acquire or in-license proprietary injectable pharmaceutical products in our focus therapeutic areas, allowing us to enhance our market presence and visibility, as well as our revenue growth and profitability. We intend to take advantage of our manufacturing and marketing resources in oncology, anti-infectives and critical care by entering into development and marketing collaborations with companies that are developing proprietary products.

 . Complement internal growth with strategic acquisitions. We believe opportunities exist for us to enhance our competitive position by acquiring companies with complementary products and technologies. We also intend to invest in or acquire additional manufacturing capacity to meet projected increased demand for our current and future products.

Our Products

 Injectable Oncology Products

We market ten injectable oncology products. According to IMS, we were the market leader for two of these products in terms of units sold for the 12 months ended March 31, 2001, selling more units than the innovator and all generic competitors combined. Our injectable oncology products generated net sales of approximately $41 million in 2000, which represented approximately 25% of our total net sales for that year.

Our oncology products include:

Cisplatin. Cisplatin is a chemotherapy agent used alone or in combination with other agents to treat metastatic testicular or ovarian cancer, Hodgkin's disease, non-Hodgkin's lymphoma, brain tumors, cancer of the nervous system and head, neck, bone, cervical, lung and bladder cancer. Bristol-Myers originally marketed cisplatin under the brand-name Platinol. Together with several other companies, we prevailed in a lawsuit invalidating Bristol-Myers' patent covering this product in October 1999 and the FDA granted us 180 days of market exclusivity when we launched cisplatin in November 1999. We are currently one of five competitors for cisplatin. According to IMS, we were the market leader for cisplatin in terms of units sold for the 12 months ended March 31, 2001.

Dacarbazine. Dacarbazine is a chemotherapy agent used alone or in combination with other agents to treat Hodgkin's disease, cancer of the nervous system, soft-tissue sarcoma and malignant skin, islet cell and thyroid cancer. Bayer AG originally marketed dacarbazine under the brand-name DTIC-Dome. According to IMS, we sold the second largest number of units of dacarbazine for the 12 months ended March 31, 2001.

Mesna. Mesna is used to treat the side effects associated, and is currently sold together, with the chemotherapy drug ifosfamide. Bristol-Myers originally marketed mesna under the brand-name Mesnex. We currently are one of only two generic companies who have received approval from the FDA to sell mesna. We launched this product in May 2001.

 Injectable Anti-Infective Products

We market 13 injectable anti-infective products. According to IMS, we were the market leader for five of our injectable anti-infective products in terms of units sold for the 12 months ended March 31, 2001. Our injectable anti-infective products generated net sales of approximately $49 million in 2000, which represented approximately 30% of our net sales for that year.

We believe we offer one of the most comprehensive portfolios of injectable anti-infective products, including six different classes of antibiotics. We own and operate one of only two dedicated manufacturing facilities in the United States for generic cephalosporins. We currently are the only generic competitor offering both a second generation cephalosporin and a third generation cephalosporin. Dedicated facilities are required by the FDA for the manufacture of cephalosporins. According to IMS, the markets for second and third generation cephalosporins were approximately $100 million and $600 million, respectively, in 2000.

Our anti-infective products include:

Vancomycin. Vancomycin is an antibiotic used to treat some types of Staph or Strep infections, particularly in patients who are allergic to penicillins or cephalosporins, and other infections. Eli Lilly originally marketed vancomycin under the brand-name Vancocin HCL. We currently are one of five competitors for injectable vancomycin. We are the only generic competitor to offer a 10 gram formulation of this antibiotic. According to IMS, we sold the second largest number of units of vancomycin for the 12 months ended March 31, 2001.

Doxycycline. Doxycycline is an antibiotic used to treat Rocky Mountain Spotted Fever, typhus and mycoplasma pneumonia. Pfizer, Inc. originally marketed doxycycline under the brand-name Vibramycin. We currently manufacture and distribute substantially all of the injectable doxycycline sold in North America.

Cefazolin. Cefazolin is an antibiotic used to treat bacterial infections, particularly respiratory tract, skin and skin structure, bone and joint, urinary tract and gynecologic infections. GlaxoSmithKline and Eli Lilly originally marketed cefazolin under the brand-names Ancef and Kefzol, respectively. We sell the only 20 gram injectable formulation of cefazolin, for which we have sole-source arrangements with major GPOs.

Gentamicin. Gentamicin is an antibiotic used to treat endocarditis, septicemia and bacterial, bone, respiratory tract, soft tissue, urinary tract and other infections. Schering-Plough originally marketed gentamicin under the brand-name Garamycin. We currently are one of six competitors for gentamicin. According to IMS, we were the market leader for injectable gentamicin in terms of units sold for the 12 months ended March 31, 2001.

 Injectable Critical Care Products

We market 23 injectable critical care products. According to IMS, we were the market leader for six of our injectable critical care products in terms of units sold for the 12 months ended March 31, 2001. Our injectable critical care products generated net sales of approximately $52 million in 2000, which represented approximately 31% of our total net sales for that year.

Our critical care products include:

Heparin. Injectable heparin is a blood thinner used to prevent and treat blood clotting, especially in patients during and after surgery. We manufacture one of the most comprehensive lines of injectable heparin. We currently are one of seven competitors for injectable heparin and are one of only two companies currently selling beef lung heparin. According to IMS, we sold the second largest number of units of injectable heparin for the 12 months ended March 31, 2001.

Oxytocin. Oxytocin is used to induce labor at term and control postpartum bleeding. Wyeth-Ayerst originally marketed oxytocin under the brand-name Pitocin. We are currently the only manufacturer of generic oxytocin. According to IMS, we were the market leader for oxytocin in terms of units sold for the 12 months ended March 31, 2001.

Haloperidol Decanoate. Haloperidol is an antipsychotic agent used to treat psychoses, Tourette's Syndrome and severe behavioral problems in children. Ortho-McNeil Pharmaceuticals originally marketed haloperidol decanoate under the brand-name Haldol Decanoate. We are the only generic competitor that markets all three major injectable anti-psychotic agents: fluphenazine, haloperidol decanoate and haleperidol lactate.

Human Chorionic Gonadotropin. Human chorionic gonadotropin, or HCG, is used to treat the underproduction of testosterone and to enhance fertility in females. Organon originally marketed HCG under the brand-name Pregnyl. We have sole-source arrangements for HCG with two major GPOs. In addition, we manufacture HCG for some of our competitors. According to IMS, we were the market leader in terms of units sold for HCG in 2000 when taking into account third-party sales of our HCG.

Generic Injectable Pharmaceuticals Under Development

Since our acquisition of the Fujisawa generic business, which included seven pending ANDAs, we have filed a total of 20 ANDAs for injectable product candidates with the FDA and received a total of 23 new product approvals. In the nine months ended September 30, 2001, we have received 10 ANDA approvals and have an additional nine ANDAs pending with the FDA. We also have over 50 product candidates under development including 15 oncology, 19 anti-infective and 17 critical care products.

Proprietary Injectable Product

 ABI-007

Prior to the commencement of this offering, we expect obtain from American BioScience an exclusive license to the North American rights to manufacture and market ABI-007, a proprietary injectable oncology product candidate. ABI-007 is a patented formulation of paclitaxel. Paclitaxel is the active ingredient in Taxol, the world's largest selling cancer drug marketed by Bristol-Myers markets. A multi-center Phase III clinical trial for ABI-007 for the treatment of metastatic breast cancer has commenced.

Many oncology drugs, including paclitaxel, are water insoluble and thus often require toxic solvents to formulate the drugs for injection. Taxol and its generic equivalents contain the toxic solvent Cremaphor. The toxicity of Cremaphor limits the dose of Taxol that can be administered, potentially limiting the efficacy of the drug. Furthermore, patients receiving Taxol require pre-medication with steroids to prevent the toxic side effects associated with Cremaphor and, in some cases, require a growth factor such as G-CSF to overcome low white blood cell levels resulting from chemotherapy. The FDA-approved dose of Taxol is 135-175 mg/m/2/, administered over three to 24 hours using specialized intravenous tubing. Despite the difficulties associated with administration and serious dose-limiting toxicities, Bristol-Myers reported that worldwide sales of Taxol grew to approximately $1.6 billion in 2000.

ABI-007 utilizes a proprietary nanoparticle drug delivery technology to encapsulate paclitaxel in albumin, a human protein found in blood. Because ABI-007 is not formulated with Cremaphor, we believe ABI-007 may provide several advantages over Taxol and its generic equivalents, including:

 . avoiding the need for steroid pre-medication

 . reducing or eliminating the need for G-CSF support

 . allowing for more rapid infusion, using standard intravenous tubing

To date, over 250 patients have been administered ABI-007 in Phase I and Phase II clinical trials for a variety of solid tumors or cancers to determine safety and dose ranges. ABI-007 initially is being developed for the treatment of metastatic breast cancer.

In December 1999, American BioScience completed a Phase I clinical trial in 19 patients with a variety of solid tumors to evaluate the safety of ABI-007 at doses ranging from 135 mg/m/2/ to 375 mg/m/2/, administered once every three weeks. Data from this trial were presented at the American Society of Clinical Oncology in May 2000, showing:

 . ABI-007 was tolerated at doses up to 300 mg/m/2/

 . ABI-007 was administered safely using standard intravenous tubing over 30 minutes

 . ABI-007 was administered safely without the need for steroid pre-medication

 . ABI-007 was administered without the need for G-CSF support at doses up to 300 mg/m/2/

Additionally, American BioScience has conducted preliminary analysis of two multi-center Phase II clinical trials to examine the safety and anti-tumor effect of ABI-007 monotherapy in patients with metastatic breast cancer at two doses, 175 mg/m/2/ in 43 patients and 300 mg/m/2/ in 62 patients, administered once every three weeks without steroid pre-medication or G-CSF support. Data collection and analysis from these Phase II studies is ongoing. To date, preliminary safety and efficacy data have been compiled for 23 of the patients in the 175 mg/m/2/ cohort and 48 of the patients in the 300 mg/m/2/ cohort. These data suggest:

 . ABI-007 can be administered safely at 175 mg/m/2/ and 300 mg/m/2/ without the need for steroid pre-medication and a reduced need for G-CSF support

 . At 175 mg/m/2/, ABI-007 is less toxic than Taxol at that same dose, based on a comparison to Taxol's published toxicity data

 . The overall response rate of ABI-007 compares favorably to the response rate reported for Taxol at a dose of 175 mg/m/2/ as disclosed in Taxol's package insert. Response rate is defined as complete disappearance or greater than 50% shrinkage of the tumor mass.

American BioScience recently commenced enrollment in a Phase III multi-center clinical trial that will directly compare ABI-007 to Taxol in patients with metastatic breast cancer. Further analyses of the Phase I and Phase II clinical trials are ongoing. There can be no assurance that the preliminary trends of safety and efficacy observed during the interim analyses of these clinical trials will continue. If harmful side effects are observed, American BioScience or the FDA may choose to discontinue the Phase III clinical trial.

Prior to the commencement of this offering, we plan to enter into a license agreement with American BioScience under which we will acquire the exclusive rights to manufacture, market and sell ABI-007 in North America. This license shall be perpetual. Under this anticipated agreement, we will make initial license payments totaling $60 million. A payment of $15 million will be made prior to the closing of this offering, and $45 million will be paid from the net proceeds of this offering. American BioScience will be responsible for all costs associated with the development of ABI-007, except that we have agreed to manufacture up to $2 million of ABI-007 for use in clinical trials. We will also be required to make milestone payments totaling $60 million for indications relating to breast, ovarian and lung cancers. Additional milestones may be due for other indications agreed upon between American BioScience and us and upon the achievement of particular sales levels. Profits shall be shared equally after deducting costs of goods sold and selling expenses.

Prior to commencement of this offering we also plan to enter into a manufacturing agreement with American BioScience whereby we will be the manufacturer of ABI-007, and will supply the product to American BioScience and its licensees for sales outside North America. Under this anticipated agreement, we will charge American BioScience and its licensees a customary margin on our manufacturing costs.

Research and Development

We have approximately 60 employees dedicated to product development, including more than 20 employees with Ph.D.s, who have expertise in areas such as pharmaceutical formulation, analytical chemistry and drug delivery. We own a 148,000 square foot research and development facility located in Melrose Park, Illinois.

We have made, and will continue to make, substantial investment in research and development. Research and development costs for the fiscal year ended December 31, 2000 and for the six months ended June 30, 2001 were approximately $13.1 million and $6.0 million, respectively, including stock based compensation.

When developing new products, we consider a variety of factors, including:

 . potential pricing and gross margins

 . existing and potential market size

 . our manufacturing capabilities and access to raw materials

 . potential development and competitive challenges

 . whether these products complement our existing products and the opportunity to leverage these products with the development of additional products

Manufacturing

Our manufacturing facilities are located in Melrose Park, Illinois and Grand Island, New York. These facilities, which include dedicated cephalosporin powder filling and oncolytic manufacturing suites, have in the aggregate approximately 270,000 square feet of manufacturing, research and development, packaging, laboratory, office and warehouse space.

We can produce a broad range of dosage formulations, including lyophilized products, liquids, both aseptically filled and terminally sterilized, and powders. We currently have the capacity to produce over 275 million vials per year, with a substantial majority of this capacity dedicated to liquid formulations.

In addition to manufacturing, we have fully integrated manufacturing support systems, including quality assurance, quality control, regulatory affairs and inventory control. These support systems enable us to maintain high standards of quality for our products and simultaneously deliver reliable services and goods to our customers on a timely basis.

Sales and Marketing

We sell our products primarily to hospitals, long-term care facilities, alternate care sites, clinics and doctors who administer injectable products in their offices. Most purchases by these buyers are made through arrangements with GPOs, which negotiate collective purchasing agreements on behalf of their members, or through distributors who specialize in particular therapeutic categories such as oncology. We have relationships with all of the major GPOs in the United States, which we believe collectively accounted for over 95% of all hospital-based pharmaceutical purchases in the United States in 2000. We also have relationships with specialty distributors. Through these agreements, we believe we have access to nearly 100% of the buyers of injectable products in the United States.

Our sales force is comprised of 39 field sales and national accounts professionals, supported by our customer service and sales support groups. Our representatives have substantial injectable pharmaceutical sales experience.

Competition

We face competition from major brand-name pharmaceutical companies as well as generic manufacturers such as Bedford Laboratories, Elkin-Sinn Laboratories, Sicor Inc. and Teva Pharmaceutical Industries Ltd. We have experienced additional competition from brand-name competitors that have entered the generic pharmaceutical industry by creating generic subsidiaries, purchasing generic companies or licensing their products prior to or as their patents expire. Many pharmaceutical companies are developing, or have developed and are marketing, alternative formulations of paclitaxel, generic versions of Taxol and other cancer therapies that may compete directly or indirectly with ABI-007.

For injectable pharmaceutical products, scope of product line, GPO and customer relationships, delivery record, ability to develop new products and pricing are the most important competitive factors. Revenue and gross profit derived from sales of generic pharmaceutical products tend to follow a pattern based on regulatory and competitive factors. As patents for brand-name products and related exclusivity periods expire, the first generic pharmaceuticals manufacturer to receive regulatory approval for generic versions of these products is generally able to achieve significant market penetration and higher margins. As competing generic manufacturers receive regulatory approvals on similar products, market size, revenue and gross profit typically decline. The level of market share, revenue and gross profit attributable to a particular generic pharmaceutical product is normally related to the number of competitors in that product's market and the timing of that product's regulatory approval and launch, in relation to competing approvals and launches. We must continue to develop and introduce new products in a timely and cost-effective manner and identify niche products with significant barriers to entry in order to maintain our revenue and gross margins.

Regulatory Considerations

Proprietary and generic prescription pharmaceutical products are subject to extensive pre- and post-market regulation by the FDA, including regulations that govern the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising, and promotion of the products under the Federal Food Drug and Cosmetic Act and the Public Health Services Act, and by comparable agencies in foreign countries. FDA approval is required before any dosage form of any new unapproved drug, including a generic equivalent of a previously approved drug, can be marketed in the United States. All applications for FDA approval must contain information relating to pharmaceutical formulation, stability, manufacturing, processing, packaging, labeling and quality control.

Generic Drug Approval

The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, established abbreviated FDA approval procedures for those proprietary drugs that are no longer protected by patents and which are shown to be equivalent to previously approved proprietary drugs. Approval to manufacture these drugs is obtained by filing an abbreviated new drug application, or an ANDA. An ANDA is a comprehensive submission that must contain data and information pertaining to the active pharmaceutical ingredient, drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data and quality control procedures. As a substitute for clinical studies, the FDA may require data indicating that the ANDA drug formulation is equivalent to a previously approved proprietary drug. In order to obtain an ANDA approval of strength or dosage form that differs from the referenced brand-name drug, an applicant must file and have granted an ANDA Suitability Petition. A product is not eligible for ANDA approval if it is not determined by the FDA to be equivalent to the referenced brand-name drug or if it is intended for a different use. However, such a product might be approved under a New Drug Application, or an NDA, with supportive data from clinical trials.

One advantage of the ANDA approval process is that an ANDA applicant generally can rely upon equivalence data in lieu of conducting pre-clinical testing and clinical trials to demonstrate that a product is safe and effective for its intended use. We generally file ANDAs to obtain approval to manufacture and market our generic products. No assurance can be given that ANDAs submitted for our products will receive FDA approval on a timely basis, if at all.

New Drug Approval

The process required by the FDA before a new drug may be marketed in the United States generally involves:

 .  completion of pre-clinical laboratory and animal testing

 . submission of an investigational new drug application, or IND, which must become effective before clinical trials may begin

 . performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug products intended use

 .  submission to and approval by the FDA of an NDA

Human clinical trials are typically conducted in three sequential phases that may overlap. These phases generally include:

 . Phase I during which the drug is introduced into healthy human subjects or, on occasion patients, and generally is tested for safety, stability, dose tolerance and metabolism

 . Phase II during which the drug is introduced into a limited patient population to determine the efficacy of the product in specific targeted diseases, to determine dosage tolerance and optimal dosage and to identify possible adverse effects and safety risks

 . Phase III during which the clinical trial is expanded to a more diverse patient group in geographically dispersed clinical trial sites to further evaluate clinical efficacy, optimal dosage and safety

The drug sponsor, the FDA or the Institutional Review Board at each institution at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk.

The results of product development, preclinical animal studies and human studies are submitted to the FDA as part of the NDA. The NDA also must contain extensive manufacturing information. The FDA may approve or disapprove the NDA if applicable FDA regulatory criteria are not satisfied or it may require additional clinical data. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-market regulatory standards are not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require post-marketing studies to monitor the effect of approved products and may limit further marketing of the product based on the results of these post-marketing studies. The FDA has broad post-market regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals.

Satisfaction of FDA pre-market approval requirements typically takes several years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon a manufacturer's activities. Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

Manufacturing

We are required to comply with the applicable FDA manufacturing requirements contained in the FDA's current Good Manufacturing Practice, or GMP, regulations. GMP regulations require quality control and quality assurance as well as the corresponding maintenance of records and documentation. Our manufacturing facilities must meet GMP requirements before we can use them to manufacture our products. We are also subject to the periodic inspection of our facilities, procedures and operations and/or the testing of our products by the FDA, the Drug Enforcement Administration and other authorities to assess our compliance with applicable regulations.

We received warning letters from the FDA in February 2000 and January 2001 for deviations from the FDA's GMP requirements at our Melrose Park, Illinois manufacturing facility. In response to these warning letters, we instituted corrective actions to bring the facility into compliance with FDA regulations. We believe that to date we have satisfactorily addressed the concerns identified by the FDA in each warning letter.

Failure to comply with the statutory and regulatory requirements subjects the manufacturer to possible legal or regulatory action, such as seizure of product or significant manufacturing restrictions or suspension. Adverse experiences with the product must be reported to the FDA and could result in the imposition of market restriction through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

Due to deviations from the FDA's manufacturing regulations, we are conducting voluntary product recalls of vecuronium bromide and PTE-4 products. We initiated a recall of a batch of vecuronium bromide, a product we market on behalf of a third party, in February 2001 due to concerns with filtration-testing procedures employed during manufacturing. In July 2001, we recalled one lot of PTE-4 because the isolated lot was found to be out of specification. In September 2001, we recalled three lots of dexamethasone, two lots of sodium bicarbinate and one lot each of MVC, potassium acetate, potassium phosphate and vinblastine due to a concern over sterility from a malfunctioning valve on a piece of equipment used to sterilize components for each product. In each instance, we have been in active communication with the FDA regarding the recall and our necessary corrective actions.

Reimbursement

Medicare, Medicaid and other reimbursement legislation or programs govern reimbursement levels, and require all pharmaceutical manufacturers to rebate a percentage of their revenue arising from Medicaid-reimbursed drug sales to individual states. Agreements with federal and state governments provide that the manufacturer will remit on a quarterly basis to each state Medicaid agency 11% of the average manufacturer price for its products marketed under ANDAs covered by the state's Medicaid program. For products marketed under NDAs, manufacturers are required to rebate the greater of (a) 15.1% of the average manufacturer price or (b) the difference between the average manufacturer price and the lowest manufacturer price during a specified period.

Other Considerations

The U.S. Federal Trade Commission, or the FTC, has instituted an industry-wide study into whether proprietary and generic drug manufacturers have entered into agreements, or have used other strategies, to delay competition from generic versions of proprietary drugs. In April 2001, we received an order from the FTC for the production of documents and other information in connection with the agency's investigation. The FTC has indicated that orders are being issued to approximately 100 pharmaceutical companies. The agency has stated that it plans to compile the requested information to provide a factual description of how the 180-day marketing exclusivity and 30-month stay provisions of the Hatch-Waxman Act have influenced the development of generic drug competition. The FTC's study could lead to legislative change and affect the manner in which generic drug manufacturers resolve intellectual property litigation with proprietary pharmaceutical companies, and could result in an increase in litigation against pharmaceutical companies. We are cooperating fully with the FTC and believe that all of our practices have been lawful and proper.

In September 2000, American BioScience, Inc. received a subpoena from the FTC in connection with its investigation into whether American BioScience and its affiliates, including us, and Bristol-Myers have engaged in anti-competitive practices with respect to the market for paclitaxel. The FTC may bring enforcement actions as to specific agreements it concludes are anti-competitive. We are cooperating with the FTC and believe that all of our practices have been lawful and proper.

With respect to post-market product advertising and promotion, the FDA imposes a number of complex regulations on entities that advertise and promote pharmaceuticals, which include, among others, standards for direct-to-consumer advertising, off-label promotion, industry sponsored scientific and educational activities and promotional activities involving the internet. The FDA has very broad enforcement authority under the Food, Drug and Cosmetic Act, and failure to abide by these regulations can result in penalties, including the issuance of a warning letter directing us to correct deviations from FDA standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA, and state and federal civil and criminal investigations and prosecutions.

We are also subject to various laws and regulations regarding laboratory practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances in connection with our research. In each of these areas, as above, the FDA has broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals, any one or more of which could have a material adverse effect upon us.

Outside the United States, our ability to market a product is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Union registration procedures are available to companies wishing to market a product in more than one European Union member state. The regulatory authority generally will grant marketing authorization if it is satisfied that we have presented it with adequate evidence of safety, quality and efficacy.

Environmental Considerations

We are subject to environmental laws, including those promulgated by the Occupational Safety and Health Administration and the Environmental Protection Agency, that govern activities and operations that may have adverse environmental effects such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes. These laws impose strict liability for the costs of cleaning up, and for damages resulting from, sites of past spills, disposals or other releases of hazardous substances and materials for the investigation and remediation of environmental contamination at properties operated by us and at off-site locations where we have arranged for the disposal of hazardous substances. If it is determined that our operations or facilities are not in compliance with current environmental laws, we could be subject to fines and penalties. The amount of any fines and penalties could be material.

We have made and will continue to make expenditures to comply with current and future environmental laws. We anticipate that we will incur additional capital and operating costs in the future to comply with existing environmental laws and new requirements arising from new or amended statutes and regulations. We cannot accurately predict the impact and costs that future regulations will impose on our business.

Intellectual Property

Our success depends on our ability to operate without infringing the patents and proprietary rights of third parties. We cannot determine with certainty whether patents or patent applications of other parties will materially affect our ability to make, use or sell any products. A number of pharmaceutical companies, biotechnology companies, universities and research institutions may have filed patent applications or may have been granted patents that cover aspects of our or our licensors' products, product candidates or other technologies.

We rely on trade secrets, unpatented proprietary know-how, continuing technological innovation and, in some cases, patent protection to preserve our competitive position. As of June 30, 2001, we have been granted three patents by the U.S. Patent and Trademark Office covering some processes used in the manufacture of our products. In addition, ABI-007 is covered by seven issued patents relating to composition of matter, method of use and method of preparation.

Intellectual property protection is highly uncertain and involves complex legal and factual questions. Our patents and those for which we have or will license rights may be challenged, invalidated, infringed or circumvented, and the rights granted in those patents may not provide proprietary protection or competitive advantages to us. We and our licensors may not be able to develop patentable products. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us.

Third-party patent applications and patents could reduce the coverage of the patents licensed, or that may be licensed to or owned by us. If patents containing competitive or conflicting claims are issued to third parties, we may be enjoined from commercialization of products or be required to obtain licenses to these patents or to develop or obtain alternative technology. In addition, other parties may duplicate, design around or independently develop similar or alternative technologies to ours or our licensors.

Litigation may be necessary to enforce patents issued or licensed to us or to determine the scope or validity of another party's proprietary rights. U.S. Patent Office interference proceedings may be necessary if we and another party both claim to have invented the same subject matter. We could incur substantial costs and our management's attention would be diverted if:

 . litigation is required to defend against patent suits brought by third parties

 . we participate in patent suits brought against or initiated by our licensors

 .  we initiate similar suits

 .  we participate in an interference proceeding

In addition, we may not prevail in any of these actions or proceedings.

Employees

As of June 30, 2001, we had a total of 811 full-time employees, of which 60 were engaged in research and development, 604 were in manufacturing, 50 were in sales and marketing and 97 were in administration and finance. None of our employees is represented by a labor union or subject to a collective bargaining agreement. We have not experienced any work stoppage and consider our relations with our employees to be good.

Facilities

Our principal executive offices are located in Los Angeles, California. This facility occupies a total of approximately 2,800 square feet under a lease that can be extended to October 2003. We also maintain a business office in Schaumburg, Illinois that consists of 20,700 square feet under a lease that expires in June 2005, a business office in Ontario, Canada that consists of 6,500 square feet under a lease that expires in June 2004 and a sublease that expires in May 2004, a business office in Wake County, North Carolina that consists of approximately 2,200 square feet under a lease that expires in December 2002 and a distribution facility in Bensenville, Illinois that consists of approximately 100,000 square feet under a lease that expires in September 2004.

We own two manufacturing facilities, which are located in Melrose Park, Illinois and Grand Island, New York. We occupy approximately 122,000 square feet and 155,000 square feet of manufacturing, packaging, laboratory, office and warehouse space at our Illinois facility and New York facility, respectively. We also own a research and development facility in Melrose Park, Illinois that comprises approximately 148,000 square feet.

Legal Proceedings

We may from time to time become a party to legal proceedings arising in the ordinary course of our business. We are not currently subject to any material legal proceedings.

                                   Management

Directors, Executive Officers and Senior Management

Our directors, executive officers and senior management, and their ages and positions as of June 30, 2001, are:

 Name                               Age Position
 ----                               --- --------
 Patrick Soon-Shiong, M.D. .......   49 Chief Executive Officer and Chairman
 Derek J. Brown...................   51 Co-Chief Operating Officer, Secretary
                                        and Director
 Jeffrey M. Yordon................   53 Co-Chief Operating Officer and Director
 Jack C. Silhavy..................   45 Vice President and General Counsel
 Mitchall Clark...................   40 Vice President of Regulatory Affairs
 Robert Girardin..................   52 Vice President of Finance
 Mia Igyarto......................   47 Vice President of Human Resources
 Rajesh Kapoor, Ph.D. ............   48 Vice President of Quality
                                        Assurance/Quality Control
 Thomas Shea......................   62 Vice President of Corporate Marketing
 Dennis Szymanski, Ph.D. .........   51 Vice President of Product Development
 Sam Trippie......................   60 Vice President of Manufacturing
 David S. Chen, Ph.D. (1)(2)......   53 Director
 Frank F.C. Kung, Ph.D. (1)(2)....   52 Director
 Stephen D. Nimer, M.D. (2).......   47 Director
 Ann D. Rhoads (1)................   36 Director

------------------
(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

Patrick Soon-Shiong, M.D. has served as our Chief Executive Officer and Chairman of our board of directors since our inception in March 1996. Since June 1994, Dr. Soon-Shiong has also served as president and chairman of the board of directors of American BioScience, Inc., our parent company. From June 1994 to June 1998, he served as chief executive officer and chairman of the board of directors of VivoRx, Inc., a biotechnology company. Dr. Soon-Shiong is a fellow of the American College of Surgeons and the Royal College of Physicians and Surgeons of Canada. Dr. Soon-Shiong holds a degree in Medicine from the University of the Witwatersrand and a M.S. in Science from the University of British Columbia.

Derek J. Brown has served as our Co-Chief Operating Officer since January 2001 and our Secretary and a director since our inception. From our inception to January 2001, Mr. Brown served as our Vice-Chairman and Chief Financial Officer. From November 1995 to June 1998, he served as vice president of finance and administration and as chief financial officer of VivoRx, Inc. Mr. Brown serves as a director of American Bioscience. Mr. Brown is a Chartered Accountant and holds a Bachelor of Commerce in Economics and an M.B.A. from the University of the Witwatersrand.

Jeffrey M. Yordon has served as our Co-Chief Operating Officer since January 2001 and a director since our inception. From our inception to January 2001, Mr. Yordon served as our President. From January 1994 to June 1996, Mr. Yordon served as president of Faulding Pharmaceuticals, Inc. Mr. Yordon holds a B.S. in Political Science and Business from Northern Illinois University.

Jack C. Silhavy has served as our Vice President and General Counsel since September 1999. From October 1986 to August 1999, Mr. Silhavy worked as an attorney for Monsanto Company, a diversified company with food ingredient, pharmaceutical, agricultural and other businesses. He served as assistant general counsel for Monsanto from May 1992 to August 1999. Mr. Silhavy holds a B.A. in American Studies from the University of Notre Dame and a J.D. from Loyola University of Chicago.

Mitchall Clark has served as our Vice President of Regulatory Affairs since September 1998. From May 1997 to September 1998, Mr. Clark served as senior director of regulatory affairs at VivoRx, Inc. Prior to that, he served as senior director of regulatory affairs from April 1996 to May 1997 at Faulding, Inc. Mr. Clark holds a B.Pharm. from the University of Nottingham, United Kingdom.

Robert Girardin has served as our Vice President of Finance since January 2000. From January 1997 to December 1999, he served as chief financial officer for the institutional hygiene division of DiverseyLever, a subsidiary of Unilever. From February 1987 to January 1997, Mr. Girardin served as senior vice president of finance and administration at Helene Curtis, Canada. Mr. Girardin is a Chartered Accountant and a member of the Manitoba and Canadian Institute of Chartered Accountants. He holds a B.A. in Economics from the University of Manitoba.

Mia Igyarto has served as our Vice President of Human Resources since July 2001. From March 1995 to July 2001, she served as vice president of human resources for McWhorter Technologies, Inc., a specialty chemicals company that was acquired by Eastman Chemical Company in July 2000. She holds a B.S. in biology from Northern Illinois University and an M.B.A. from Northwestern University, Kellogg School of Management.

Rajesh Kapoor, Ph.D. has served as our Vice President of Quality Assurance/Quality Control since February 2000. From March 1997 to February 2000, Dr. Kapoor was a director of quality assurance/quality control at American Home Products Corporation, a pharmaceutical company. From November 1995 to March 1997, he served as director of quality assurance/quality control at Regeneron Pharmaceuticals, Inc., a biotechnology company. From September 1993 to November 1995, Dr. Kapoor served as a manager of quality assurance development at Bayer Corporation, a pharmaceutical company. Dr. Kapoor holds a B.S. in Biochemistry from the University of Essex in England, an M.B.A. from Suffolk University and a Ph.D. in Biochemistry from the University of Lancaster, England.

Thomas Shea has served as our Vice President of Corporate Marketing since April 2000. From June 1998 to April 2000, he served as our Senior Director of Corporate Marketing. From October 1989 to June 1998, Mr. Shea served as senior director of corporate marketing at Fujisawa Healthcare, Inc., a pharmaceutical company. Prior to that, he held various positions at LyphoMed, Inc., a pharmaceutical company, including director of national accounts and marketing and senior director of corporate marketing. Mr. Shea holds a M.A. from Catholic University.

Dennis Szymanski, Ph.D. has served as our Vice President of Product Development since February 1999. From December 1997 to January 1999, Dr. Szymanski served as vice president of U.S. research and development at Pharmascience Laboratories Inc., a pharmaceutical company. From April 1988 to December 1997, Dr. Szymanski served as vice president of research and development at Lemmon Company, a pharmaceutical company that was acquired by Teva Pharmaceuticals USA in 1990. Prior to that, Dr. Szymanski held various positions at Baxter International, a pharmaceutical company, and G.D. Searle Pharmaceuticals. Dr. Szymanski holds a B.S. in Pharmacy and a Ph.D. in Pharmaceutics from Wayne State University.

Sam Trippie has served as our Vice President of Manufacturing since June 1998. From September 1992 to June 1998, Mr. Trippie served as vice president of manufacturing at Fujisawa USA, Inc., a pharmaceutical company. Prior to that, Mr. Trippie was vice president of manufacturing at Sanofi Animal Health Ltd. and held various positions in quality assurance and manufacturing at Baxter International. Mr. Trippie holds a B.S. in Microbiology from the University of Southwest Louisiana.

David S. Chen, Ph.D. has served as a director since June 1998. Since June 1998, Dr. Chen has been chairman of Cypac Investment Management Limited. He served as chief executive officer from July 1996 to February 2000 and chief financial officer from May 1991 to February 1994 of Central Investment Holding. Dr. Chen holds a B.S. in Agricultural Economics from National Taiwan University, an M.B.A.

from California State University at Long Beach and a Ph.D. in Business Administration from Nova University, Florida.

Frank F.C. Kung, Ph.D. has served as a director since June 1998. Since January 1997, Dr. Kung has served as managing member of BioAsia Investments LLC, a venture capital firm. From January 1984 to May 1996, he served as chairman and chief executive officer of Genelabs Technologies, Inc., a biopharmaceutical company. Dr. Kung received both his Ph.D. in Molecular Biology and his M.B.A. from the University of California, Berkeley. He holds a B.S. in Chemistry from the National TsingHwa University, Taiwan.

Stephen D. Nimer, M.D. has served as a director since May 2001. Dr. Nimer has been associated with Memorial Sloan-Kettering Cancer Center since 1993 and has been Head of the Division of Hematologic Oncology since 1996 and Chief of the Hematology Service since 1993. He has also taught medicine at Cornell University School of Medicine since 1993. Dr. Nimer holds an M.D. from the University of Chicago and a B.S. in biology from Massachusetts Institute of Technology.

Ann D. Rhoads has served as a director since May 2001. From July 1998 to July 2000, Ms. Rhoads has served as senior vice president of Premier, Inc., a group purchasing organization, and since July 2000 she has served as its chief financial officer. From July 1993 to July 1998, she served as vice president of Sprout Group, a venture capital firm. Ms. Rhoads holds a B.S. in Business from the University of Arkansas and an M.B.A. from Harvard University.

Executive Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors and executive officers.

In July 2001, we entered into an agreement with American BioScience under which we acknowledged and agreed that Dr. Soon-Shiong and Mr. Brown may devote time to the business of, receive remuneration from and present business opportunities to American BioScience. This agreement specifies the minimum number of hours each week that these officers are expected to devote to our business.

Board Composition and Committees

Our board of directors is currently comprised of seven directors, and currently has two committees: an audit committee and a compensation committee. The audit committee currently consists of Drs. Chen and Kung and Ms. Rhoads. The audit committee reviews the scope and results of the annual audit and other services provided by our independent auditors and reviews and evaluates our accounting policies and systems of internal accounting controls.

The compensation committee reviews and approves the salaries, bonuses and other compensation payable to our executive officers and administers and makes recommendations concerning our employee benefit plans. The compensation committee currently consists of Drs. Chen, Kung and Nimer.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

Our directors who are also employees receive no additional compensation for their services as directors. Our non-employee directors do not receive a fee for attendance in person at meetings of our board of directors or committees of our board of directors, but they are reimbursed for travel expenses and other out-of-pocket costs incurred in connection with their attendance at meetings. In addition, our non-employee directors are eligible to receive options and shares of common stock directly under our 2001 non-employee director stock option program. Non-employee directors will be granted an initial option to purchase 7,500 shares of our common stock upon their initial appointment to our board of directors with subsequent annual option grants to purchase 3,000 shares of our common stock, both at an exercise price per share equal to the fair market value of the common stock at the date of grant. Our directors who are also employees are eligible to receive options and shares of common stock directly under our 2001 stock incentive plan.

Executive Compensation

                           Summary Compensation Table

The following table sets forth information concerning the compensation that we paid during the fiscal year ended December 31, 2000 to our Chief Executive Officer and each of our three most highly compensated officers who earned more than $100,000 during that fiscal year, who we refer to in this prospectus as named executive officers. In accordance with the rules of the Securities and Exchange Commission, the compensation described in this table does not include perquisites and other personal benefits received by the executive officers named in the table below that do not exceed the lesser of $50,000 or 10% of the total salary and bonus reported for these executive officers.

                                            Annual
                                         Compensation    Long Term Compensation
                                       ----------------- -----------------------
                                                         Securities
                                                         Underlying  All Other
Name and Principal Position             Salary   Bonus    Options   Compensation
---------------------------            -------- -------- ---------- ------------
Patrick Soon-Shiong, M.D.............. $307,307 $337,500  125,000
 Chief Executive Officer

Derek J. Brown........................ $247,500 $216,000  125,000
 Co-Chief Operating Officer

Jeffrey M. Yordon..................... $247,307 $216,000  125,000
 Co-Chief Operating Officer

Jack C. Silhavy....................... $172,792 $ 16,210   25,000
 Vice President and General Counsel

                               2000 Option Grants

The following table sets forth information with respect to stock options granted to each of our named executive officers during 2000. The percentage of total options set forth below is based on options to purchase an aggregate of 620,514 shares of common stock granted to employees in 2000. All of these options were granted under our 1997 stock option plan at an exercise price per share equal to the fair market value of our common stock at the time of grant, as determined by our board of directors. Potential realizable values are net of exercise price but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

                                       Individual Grants
                         ---------------------------------------------
                                                                       Potential Realizable
                                                                         Value at Assumed
                         Number of      % of                              Annual Rates of
                         Securities Total Options                       Stock Appreciation
                         Underlying  Granted to   Exercise                for Option Term
                          Options   Employees in  Price Per Expiration ---------------------
          Name            Granted    Fiscal Year    Share      Date        5%         10%
          ----           ---------- ------------- --------- ---------- ---------- ----------
Patrick Soon-Shiong,
 M.D. ..................  125,000       20.14%      $4.00    3/15/10   $  314,447 $  796,871


Derek J. Brown..........  125,000       20.14%      $4.00    3/15/10      314,447    796,871

Jeffrey M. Yordon.......  125,000       20.14%      $4.00    3/15/10      314,447    796,871

Jack C. Silhavy.........        -           -           -          -            -          -

                               2000 Option Values

The following table sets forth information concerning exercisable and unexercisable stock options held by each of the named executive officers at the fiscal year ended December 31, 2000. The value realized upon exercise is based on the estimated fair market value of our common stock at the time of exercise less the per share exercise price, multiplied by number of shares acquired upon exercise. The value of unexercised in-the-money options is based on the assumed
initial public offering price of $   per share less the per share exercise
price, multiplied by the number of number of shares underlying the options. All options were granted under our 1997 stock option plan.

                                                  Number of Securities             Value of Unexercised
                                                 Underlying Unexercised           In-the-Money Options at
                           Shares             Options at December 31, 2000           December 31, 2000
                         Acquired on  Value   --------------------------------   -------------------------
          Name            Exercise   Realized  Exercisable      Unexercisable    Exercisable Unexercisable
          ----           ----------- --------  -----------      -------------    ----------- -------------
Patrick Soon-Shiong,
 M.D. ..................       -         -             500,000           125,000    $            $

Derek J. Brown..........       -         -             500,000           125,000

Jeffrey M. Yordon.......       -         -             250,000           125,000

Jack C. Silhavy.........       -         -               6,250            18,750

Employee Benefit Plans

1997 Stock Option Plan

Our 1997 stock option plan was approved by our board of directors and our stockholders in October 1997. We currently have a total of 4,000,000 shares of common stock reserved for issuance under our 1997 plan. As of June 30, 2001, options to purchase 14,110 shares of common stock had been exercised, options to purchase 3,807,764 shares of common stock were outstanding and options to purchase 178,126 shares of common stock remained available for grant.

Awards under our 1997 plan may consist of incentive stock options, which are stock options that qualify under Section 422 of the Internal Revenue Code, or non-qualified stock options, which are stock options that do not qualify under
Section 422 of the Internal Revenue Code. Incentive stock options may be granted only to employees, including officers and employee directors of our company or any subsidiary of our company. Non-qualified stock options may be granted to employees and directors of, and consultants and advisers to, our company or any subsidiary of our company.

A committee consisting of members of our board of directors and appointed by our board of directors administers our 1997 plan. Subject to the terms of our 1997 plan, this committee has authority to determine the terms and conditions of option grants.

The exercise price of non-qualified stock options granted under our 1997 plan may not be less than 85% of the fair market value of our common stock on the date of grant and the term of an option may not exceed 10 years. If, however, non-qualified stock options are granted to a person owning more than 10% of the total combined voting power of all classes of stock of our company or any parent or subsidiary of our company, the exercise price of those options may not be less than 100% of the fair market value our common stock on the date of grant.

The exercise price of incentive stock options under our 1997 plan may not be less than 100% of the fair market value our common stock on the date of grant and the term of an option may not exceed 10 years. If, however, incentive stock options are granted to a person owning more than 10% of the total combined voting power of all classes of stock of our company or any parent or subsidiary of our company, the exercise price of those options may not be less than 110% of the fair market value our common stock on the date of grant and the term of the option may not exceed 5 years. The aggregate fair market value of stock for which incentive stock options are exercisable for the first time by an optionee in any calendar year may not exceed $100,000. If the value of the stock exceeds $100,000, the options for the amount in excess of $100,000 will become non-qualified stock options.

During an optionee's lifetime, only the optionee can exercise an option. The optionee cannot transfer their option other than by will or the laws of descent and distribution. Our 1997 plan provides that optionees who cease to be employed by or provide services to our company or any subsidiary of our company must exercise their options within 90 days, increased to twelve months in the case of death or disability, and only to the extent they would have been exercisable upon the date of termination.

In the event of a dissolution, liquidation or sale of all or substantially all of our assets or a merger or consolidation in which we are not the surviving entity, options under our 1997 plan will terminate and be cancelled, unless the successor corporation assumes or substitutes the options. In the event of a takeover bid, tender offer or exchange offer for 20% or more of our outstanding common stock or other class of stock or securities, the administrator of our 1997 plan may cash out the optionees at the then-current value of the options in exchange for their cancellation, or make any adjustment or amendment to our 1997 plan and outstanding options and substitute new options for such outstanding options; provided, that no acceleration payment or adjustment may result in an excess parachute payment for which we would not receive a federal income tax deduction by reason of Section 280G of the Internal Revenue Code if 1986, as amended.

After the closing of this offering, all shares of our common stock subject to options granted under our 1997 plan that expire without having been exercised or are cancelled will become available for grant under our 2001 stock incentive plan. Our 1997 plan will terminate automatically in 2007 unless terminated earlier by our board of directors. Our board of directors has the authority to amend or terminate our 1997 plan, subject to stockholder approval of some amendments.

2001 Stock Incentive Plan

Our board of directors adopted our 2001 stock incentive plan in July 2001. We expect to receive stockholder approval of our 2001 stock incentive plan prior to the effectiveness of this offering. Our 2001 stock incentive plan provides for the grant of:

 . incentive stock options to our employees, including officers and employee directors

 .  non-qualified stock options to our employees, directors and consultants

 .  other types of awards

We anticipate that all future option grants will be made solely under our 2001 stock incentive plan. We have reserved 3,000,000 shares of our common stock for issuance under our 2001 stock incentive plan. The number of shares initially reserved will be increased by the number of shares reserved under our 1997 plan and available for grant as of the date of the closing of this offering and the number of shares represented by awards under our 1997 plan that are forfeited, expired or cancelled following the adoption of our 2001 stock incentive plan. The number of shares reserved for issuance under our 2001 stock incentive plan will increase annually on the first day of our fiscal year beginning in 2002 by an amount equal to the lesser of:

 .  5% of the total number of shares outstanding as of that date

 .  4,000,000 shares, or

 .  a number of shares determined by our board of directors

No more than 1,000,000 shares under options can be granted to an individual optionee in any given fiscal year. We may grant up to an additional 750,000 shares, which will not count against the limit set forth in the previous sentence, in connection with an optionee's initial commencement of service with our company.

Our board of directors or a committee designated by our board of directors administers our 2001 stock incentive plan and has authority to determine the terms and conditions of awards, including the types of awards, the number of shares subject to each award, the vesting schedule of the awards and the selection of grantees.

The exercise price of all options granted under our 2001 stock incentive plan will be determined by our board of directors or a committee designated by our board of directors, but in no event may this price be less than the fair market value of our common stock on the date of grant, unless otherwise determined by our board of directors with respect to non-qualified stock options. If, however, incentive stock options are granted to a person who owns stock possessing more than 10% of the voting power of all our classes of stock, the exercise price of such option must equal at least 110% of the fair market value our common stock on the grant date and the maximum term of these incentive stock options must not exceed five years. The maximum term of an incentive stock option granted to any person who does not own stock possessing more than 10% of the voting power of all our classes of stock must not exceed ten years. Our board of directors or a committee designated by our board of directors will determine the term of all other awards granted under our 2001 stock incentive plan. The consideration for the option may consist of cash, check, shares of our common stock, the assignment of part of the proceeds from the sale of shares acquired upon exercise of the option, through a same-day sale and exercise procedure facilitated by a brokerage firm, loan or any combination of these forms of consideration.

Only the optionee may exercise an incentive stock option during the optionee's lifetime. The optionee cannot transfer incentive stock options other than by will or the laws of descent and distribution. The terms of an option agreement may also permit the transfer of non-qualified stock options by gift or pursuant to a domestic relations order. Upon termination of employment for any reason, other than death or disability, any options that have become exercisable prior to the date of termination will remain exercisable for three months from the date of termination, unless otherwise determined by our board of directors. If termination of employment was caused by death or disability, any options which have become exercisable prior to the date of termination will remain exercisable for twelve months from the date of termination. In no event may an optionee exercise the option after the expiration date of the term of an award set forth in the award agreement.

In the event of one of the following, options under our 2001 stock incentive plan will terminate and be cancelled, unless the successor corporation assumes or substitutes the options:

 . a dissolution, liquidation or sale of all or substantially all of our assets

 .  a merger or consolidation in which we are not the surviving entity

 . a corporate transaction in which our stockholders give up a majority of their equity interest in our company, or

 . an acquisition of 50% or more of our stock by any individual or entity, including by tender offer or a reverse merger

However, in lieu of the termination of options upon occurrence of the above events, the terms of some individual award agreements otherwise provide for full acceleration of an optionee's outstanding options immediately upon occurrence of the above events or full acceleration of any outstanding options that are not assumed or substituted by the surviving corporation, and full acceleration of any otherwise assumed or substituted options if optionee's employment is terminated for cause or by optionee for good reason within twelve months of the occurrence of such events.

Unless terminated sooner, our 2001 stock incentive plan will automatically terminate in 2011. Our board of directors will have authority to amend or terminate our 2001 stock incentive plan, subject to stockholder approval of some amendments. However, no action may be taken which will affect any shares of common stock previously issued and sold or any option previously granted under our 2001 plan, without the grantee's consent.

2001 Non-Employee Director Stock Option Program

Our 2001 non-employee director stock option program was adopted as part, and will be subject to the terms and conditions, of our 2001 stock incentive plan. Our board of directors adopted our 2001 non-employee director stock option program in July 2001. Our 2001 non-employee director stock option program will become effective as of the effective date of this prospectus, and no awards will be made under this program until that time.

The purpose of our 2001 non-employee director stock option program will be to enhance our ability to attract and retain the best available non-employee directors, to provide them additional incentives and, therefore, to promote the success of our business.

Our 2001 non-employee director stock option program will establish an automatic option grant program for the grant of awards to non-employee directors. Under this program, each then-existing non-employee director upon the effective date of this prospectus and each non-employee director first elected to our board of directors following the closing of this offering will automatically be granted an option to acquire 7,500 shares of our common stock at an exercise price per share equal to the fair market value of our common stock on the date of grant. These options will vest and become exercisable in three equal installments on each anniversary of the grant date. Upon the date of each annual stockholders' meeting, each non-employee director who has been a member of our board of directors for at least six months prior to the date of the stockholders' meeting will receive an automatic grant of options to acquire 3,000 shares of our common stock at an exercise price equal to the fair market value of our common stock at the date of grant. These options will vest and become fully exercisable on the first anniversary of the grant date.

The term of each automatic option grant and the extent to which it will be transferable will be provided in the agreement evidencing the option. The consideration for the option may consist of cash, check, shares of our common stock, the assignment of part of the proceeds from the sale of shares acquired upon exercise of the option, through a same-day sale and exercise procedure facilitated by a brokerage firm, loan or any combination of these forms of consideration.

Our 2001 non-employee director stock option program will be administered by the board of directors or a committee designated by our board of directors made up of two or more non-employee directors so that such awards are exempt from
Section 16(b) of the Exchange Act. Our board of directors or a committee designated by our board of directors will determine the terms and conditions of awards, and construe and interpret the terms of the program and awards granted under the program. Non-employee directors may also be granted additional incentive awards, subject to the discretion of our board of directors or a committee designated by our board of directors.

Each option under our 2001 non-employee director stock option program will fully accelerate and become immediately exercisable prior to the effective date of the following events, unless otherwise assumed by the surviving corporation:

 . a dissolution, liquidation or sale of all or substantially all of our assets

 .  a merger or consolidation in which our company is not the surviving entity

 . a corporate transaction whereby our stockholders give up a majority of their equity interest in our company

 . the sale, transfer or disposition of all or substantially all of our assets, or

 . an acquisition of 50% or more of our stock by any individual or entity, including by tender offer or a reverse merger

Each option will fully accelerate and become immediately exercisable prior to the effective date of (a) the acquisition of beneficial ownership of more than 50% of the total voting power of our company's outstanding securities pursuant to a tender or exchange offer made directly to our shareholders which offer is not recommended by the majority of the members of our incumbent board of directors or (b) the change in the acquisition of our board of directors over the period of 36 months by reason of contested election(s). These accelerated options will remain exercisable until the expiration or sooner termination of the applicable option term.

Unless terminated sooner, our 2001 non-employee director stock option program will terminate automatically in 2011 when our 2001 stock incentive plan terminates. Our board of directors will have the authority to amend, suspend or terminate our 2001 non-employee director stock option program, provided that no action may affect awards to non-employee directors previously granted under the program unless agreed to by the affected non-employee directors.

2001 Employee Stock Purchase Plan

Our board of directors adopted our 2001 employee stock purchase plan in May 2001. We expect to receive stockholder approval of our 2001 employee stock purchase plan prior to the effectiveness of this offering. Our 2001 employee stock purchase plan is intended to qualify as an "Employee Stock Purchase Plan" under

Section 423 of the Internal Revenue Code in order to provide our employees with an opportunity to purchase common stock through payroll deductions.

An aggregate of 2,000,000 shares of common stock will be reserved for issuance and will be available for purchase under our 2001 employee stock purchase plan, pending adjustment for a stock split, or any future stock dividend or other similar change in our common stock or our capital structure. Our 2001 employee stock purchase plan will provide for annual increases in the number of shares of common stock subject to the plan equal to the lesser of:

 .  1,500,000 shares

 . a number of shares equal to 2% of the total number of shares outstanding, or

 .  a number of shares as determined by our board of directors

All of our employees who are regularly employed for more than five months in any calendar year and work more than 20 hours per week will be eligible to participate in our 2001 employee stock purchase plan and will be automatically enrolled in the initial offer period. Employees hired after the consummation of our initial public offering will be eligible to participate in our 2001 employee stock purchase plan, subject to a three day waiting period after hiring. Non-employee directors, consultants and employees subject to the rules or laws of a foreign jurisdiction that prohibit or make impractical their participation in an employee stock purchase plan will not be eligible to participate in our 2001 employee stock purchase plan.

Our 2001 employee stock purchase plan will designate offer periods, purchase periods and exercise dates. Offer periods will generally be overlapping periods of 24 months. The initial offer period will begin on the effective date of our 2001 employee stock purchase plan, which is the effective date of the registration statement relating to this offering, and ends on July 31, 2003. Additional offer periods will commence each February 1 and August 1. Purchase periods will generally be six month periods, with the initial purchase period commencing on the effective date of our 2001 employee stock purchase plan and ending on January 31. Thereafter, purchase periods will commence each February 1 and August 1. Exercise dates are the last day of each purchase period. In the event we merge with or into another corporation, sell all or substantially all of our assets or enter into other transactions in which all of our stockholders before the transaction own less than 50% of the total combined voting power of our outstanding securities following the transaction, the administrator of our 2001 employee stock purchase plan may elect to shorten the offer period then in progress.

On the first day of each offer period, a participating employee will be granted a purchase right. A purchase right is a form of option to be automatically exercised on the forthcoming exercise dates within the offer period during which authorized deductions are to be made from the pay of participants and credited to their accounts under our 2001 employee stock purchase plan. When the purchase right is exercised, the participant's withheld salary is used to purchase shares of common stock. Participants in the initial offer period will be eligible to purchase shares during the first purchase period through direct payment in addition to payroll deductions. The price per share at which shares of common stock are to be purchased under our 2001 employee stock purchase plan during any purchase period is the lesser of:

 . 85% of the fair market value of our common stock on the date of the grant of the option, which is the commencement of the offer period

 . 85% of the fair market value of our common stock on the exercise date, which is the last day of a purchase period

The participant's purchase right is exercised in this manner on each exercise date arising in the offer period unless, on the first day of any purchase period, the fair market value of our common stock is lower than the fair market value of our common stock on the first day of the offer period. If so, the participant's participation in the original offer period is terminated, and the participant is automatically enrolled in the new offer period effective the same date.

Payroll deductions may range from 1% to 10% in whole percentage increments of a participant's regular base pay, exclusive of bonuses, overtime, annual grants, other incentive payments, reimbursements or other expense allowances, fringe benefits, moving expenses, deferred compensation or contributions under any employee welfare or benefit plan, excluding 401(k) and Section 125 plans. Except for the first purchase period of the initial offer period, participants may not make direct cash payments to their accounts. The maximum number of shares of common stock that any employee may purchase under our 2001 employee stock purchase plan during a purchase period is 625 shares. The Internal Revenue Code imposes additional limitations on the amount of common stock that may be purchased during any calendar year.

Our 2001 employee stock purchase plan will be administered by our board of directors or a committee designated by our board of directors, which will have the authority to terminate or amend our 2001 employee stock purchase plan, subject to specified restrictions, and otherwise to administer and resolve all questions relating to the administration of our 2001 employee stock purchase plan.

401(k) Plan

We sponsor a 401(k) plan that covers most of our eligible employees. Under the 401(k) plan, eligible employees may elect to reduce their current compensation up to the prescribed annual limit, which was $10,500 in 2000, and contribute these amounts to the 401(k) plan. Employees become fully vested in these contributions immediately, subject to limitations on access to the contributions during the duration of employment. We contribute an amount equal to 50% of a covered employee's eligible contribution not to exceed 6% of that employee's compensation. These contributions vest over a period of three years. We also may make discretionary contributions to the 401(k) plan on behalf of eligible employees. Discretionary contributions vest over a period of six years. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) plan, and income earned on the 401(k) plan contributions, are not taxable to employees until withdrawn from the 401(k) plan and so that contributions by us, if any, will be deductible by us when made. The trustee under the 401(k) plan, at the direction of each participant, invests the 401(k) plan employee salary deferrals in selected investment options.

Limitation of Liability and Indemnification Matters

We intend to reincorporate in Delaware prior to the closing of this offering. Our certificate of incorporation and bylaws will provide that we will indemnify all of our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation and bylaws also authorize us to indemnify our employees and other agents, at our option, to the fullest extent permitted by Delaware law. We intend to enter into agreements to indemnify our directors and officers, in addition to indemnification provided for in our charter documents. These agreements, among other things, will provide for the indemnification of our directors and officers for expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any person in any action or proceeding, including any action by or in the right of our company, arising out of that person's services as a director or officer of our company or any other company or enterprise to which that person provides services at our request to the fullest extent permitted by applicable law. We believe that these provisions and agreements will assist us in attracting and retaining qualified persons to serve as directors and officers.

Delaware law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for liability arising under Section 174 of the Delaware General Corporation Law or for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation will provide for the elimination of personal liability of a director for breach of fiduciary duty, as permitted by Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company in accordance with the provisions contained in our charter documents, Delaware law or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against these liabilities, other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act, and we will follow the court's determination.

We intend to purchase and maintain insurance on behalf of our officers and directors, insuring them against liabilities that they may incur in such capacities or arising out of this status.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may results in claims for indemnification by any director or officer.

                             Principal Stockholders

The following table sets forth information with respect to the beneficial ownership of our common stock as of June 30, 2001:

 . each person known by us to own beneficially more than 5% of our common stock

 .  each of our directors

 .  each of our named executive officers

 .  all of our directors and officers as a group

Beneficial ownership is determined according to the rules of the Securities and Exchange Commission, and generally means that person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Each director, officer or 5% or more stockholder, as the case may be, has furnished us information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

This table lists applicable percentage ownership based on 37,886,349 shares of common stock outstanding which includes the assumed conversion of 14,810,475 shares of convertible preferred stock and 234,126 warrants outstanding as of June 30, 2001, and also lists applicable percentage ownership based on shares of common stock outstanding after completion of this offering. Options to purchase shares of our common stock that are exercisable within 60 days of June 30, 2001 are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage. Shares underlying options that are deemed beneficially owned are listed in this table separately in the column labeled "Shares Subject to Options." These shares are included in the number of shares listed in the column labeled "Total Number."

Except as otherwise noted, the address of each person or entity in the following table is c/o American Pharmaceutical Partners, Inc., 10866 Wilshire Boulevard, Suite 1270, Los Angeles, California 90024.

                            Total    Shares Subject     Percent        Percent
Name of Beneficial Owner    Number     to Options   Before Offering After Offering
------------------------  ---------- -------------- --------------- --------------
Directors and Named
 Executive Officers
  Patrick Soon-Shiong,
   M.D. (1).............  32,520,690     531,250         82.88%
  Frank F.C. Kung, Ph.D.
   (2)..................   2,821,035           -          7.19
  Ann D. Rhoads (3).....   2,752,638           -          7.02
  Derek J. Brown........     531,250     531,250          1.35
  Jeffrey M. Yordon.....     281,250     281,250             *
  David S. Chen, Ph.D...      21,000      21,000             *
  Jack C. Silhavy.......       6,250       6,250             *
  Stephen D. Nimer,
   M.D..................           -           -             *
  All named executive
   officers and
   directors as a group
   (eight persons)......  38,913,113   1,350,000         99.18
5% Stockholders
  American BioScience,
   Inc. (4).............  31,989,440           -         81.53
  Biotechnology
   Development Fund,
   L.P. and its
   affiliate (5)........   2,821,035           -          7.19
  Premier Purchasing
   Partners, L.P. (6)...   2,752,638           -          7.02

------------------
*  Represents beneficial ownership of less than 1%.

(1) Includes 31,989,440 shares held of record by American BioScience, Inc., of which Dr. Shiong is the president and chairman of the board of directors. Dr. Shiong disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in this entity.

(2) Includes 2,821,035 shares held of record by Biotechnology Development Fund, L.P. and its affiliate, of which Dr. Kung is the managing member. Dr. Kung disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.

(3) Includes 2,752,638 shares held of record by Premier Purchasing Partners, L.P., of which Ms. Rhoads is the Chief Financial Officer and Vice President--Strategic Initiatives. Ms. Rhoads disclaims beneficial ownership of these shares except to the extent of her pecuniary interest in this entities.

(4) The business address of American BioScience, Inc. is 2730 Wilshire Boulevard, Suite 110, Santa Monica, California 90403.

(5) Includes 1,880,690 shares held of record by Biotechnology Development Fund III, L.P. and 940,435 shares held of record by Biotechnology Development Fund, L.P. The business address of Biotechnology Development Fund, L.P. is 575 High Street, Suite 201, Palo Alto, California 94301.

(6) The business address of Premier Purchasing Partners, L.P. is 12225 El Camino Real, San Diego, California 92130.

                           Related Party Transactions

Reincorporation

We intend to reincorporate in Delaware prior to the closing of this offering, and our existing stockholders will receive shares of common stock and preferred stock of the Delaware corporation in exchange for their shares of common stock and preferred stock of the California corporation. In connection with the closing of this offering, each share of Series A, Series B, Series C and Series D preferred stock will automatically convert into one share of common stock.

Private Placement Transaction

In June 1998, we issued and sold an aggregate of 2,821,035 shares of our Series A preferred stock at $3.5448 per share to Biotechnology Development Fund, L.P. and its affiliate, who beneficially own more than five percent of our outstanding capital stock. Each of Frank F.C. Kung, Ph.D. and David S. Chen, Ph.D. is a member of our board of directors and a managing member of these entities.

Agreements with American BioScience

In June 1998, we issued and sold an aggregate of 4,231,585 shares of our Series B preferred stock and 1,410,530 shares of our Series C preferred stock at $3.5448 per share to American BioScience, Inc. We also issued an aggregate of 6,347,325 shares of our Series D preferred stock to American BioScience in exchange for American BioScience issuing shares of its preferred stock to Fujisawa USA, Inc. in connection with our acquisition of Fujisawa's generic injectable pharmaceutical business.

As of September 30, 2001, American BioScience owed us approximately $22 million. Prior to February 2001, we did not charge interest on loans to American BioScience. Beginning in February 2001, we began to charge interest on amounts due from American BioScience at a rate equal to our interest rate under our term loans. The effective interest rate on our term loans was 7.6% for the six months ended June 30, 2001.

Prior to the commencement of this offering, we expect to enter into a license agreement with American BioScience under which American BioScience will grant us the exclusive right to manufacture, market and sell ABI-007 in North America. Under this agreement, we will provide, upon the closing of this
offering, up to $   million to American BioScience for license payments. We
will also make milestones payments based upon ABI-007's development, regulatory approvals and sales.

We are jointly and severally liable with American BioScience for $24 million in remaining payments due to VivoRx Inc. a biotechnology company pursuant to a settlement agreement entered into in February 2001 in connection with the settlement of an action brought by VivoRx against American BioScience, our chief executive officer and us relating to the development of the businesses of American BioScience and us while our chief executive officer was also serving as the chief executive officer and chairman of VivoRx. These payments are due as follows: $12 million is to be paid on or before February 26, 2002 and $12 million is to be paid on or before February 26, 2003. In July 2001, we entered into an agreement with American BioScience under which American BioScience agreed to make all remaining payments due to VivoRx and, in the event it fails to timely make any such payment, to surrender to us shares of our common stock held by it having a fair market value equal to 120% of the unpaid amount.

In July 2001, we entered into a tax sharing and indemnification agreement with American BioScience that provides for, among other things:

 . the allocation and payment of taxes for periods during which we and American BioScience were included in the same consolidated group for federal income tax purposes or the same consolidated, combined or unitary returns for state tax purposes

 .  the allocation of responsibility for the filing of tax returns

 .  the conduct of tax audits and the handling of tax controversies

 .  various related items

For periods during which we were included in American BioScience's consolidated federal tax returns or state consolidated, combined or unitary tax returns, which would include the periods on or before the date of the sale of shares in this offering, we were required to pay an amount of income tax equal to the amount we would have paid had we filed our tax return as a separate entity, except in cases where the consolidated or combined group as a whole realized a detriment on a consolidated or combined basis. We will also be responsible in the future for any increases to our share of consolidated tax liability of American BioScience that is attributable to us and will be entitled to refunds for reductions of tax liabilities attributable to us for prior periods.

In July 2001, we entered into an agreement with American BioScience under which we acknowledged and agreed that Dr. Soon-Shiong and Mr. Brown may devote time to the business of, receive remuneration from and present business opportunities to American BioScience. We also acknowledged and agreed that American BioScience's business and operations may compete with us.

American BioScience owns approximately 85% of our outstanding capital stock prior to this offering, and Patrick Soon-Shiong, M.D., our Chief Executive Officer and Chairman of our board of directors, is the president and chairman of the board of directors of American BioScience. Dr. Soon-Shiong also beneficially owns a majority of the capital stock of American BioScience.

Other Related Party Transactions

We have entered into agreements with holders of our preferred stock, including American BioScience, and one holder of our common stock whereby we granted them registration rights with respect to their shares of common stock, including common stock issuable upon conversion of their preferred stock.

We intend to enter into indemnification agreements with each of our executive officers and directors. These indemnification agreements will require us to indemnify these individuals to the fullest extent permitted by Delaware law.

We believe that all transactions set forth above were on terms no less favorable to us than could have been obtained from unaffiliated third parties. We intend that all future transactions, including loans, between us and our executive officers, directors, principal stockholders and their affiliates will be approved by a majority of our board of directors, including a majority of the independent and disinterested outside directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                          Description of Capital Stock

General

Upon the closing of this offering, we will be authorized to issue 106,000,000 shares: 100,000,000 shares will be designated as common stock and 6,000,000 shares will be designated preferred stock. The following description of our capital stock is subject to, and qualified in its entirety by, the provisions of our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Common Stock

As of June 30, 2001, there were 22,841,748 shares of common stock outstanding that were held of record by approximately 23 stockholders assuming conversion of all convertible preferred upon the closing of this offering. There will be shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and conversion of all outstanding shares of preferred stock into common stock, after giving effect to the sale of common stock we are offering.

The holders of our common stock are entitled to one vote for each share held of record upon such matters and in such manner as may be provided by law. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of our common stock are entitled to receive dividends, if any, as may be declared by our board of directors out of funds legally available for dividend payments. In the event we liquidate, dissolve or wind up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of the preferred stock. Holders of our common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, we will be authorized to issue 6,000,000 shares of preferred stock that will not be designated as a particular class. Our board of directors will have authority to issue the undesignated preferred stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock and to fix the number of shares constituting any series and the designation of the series, without any further vote or action by our stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Registration Rights

After the closing of this offering, the holders of approximately 37,886,349 shares of our common stock, which include shares held by American Bioscience, will be entitled to registration rights with respect to their shares. Beginning six months after this offering, the holders of these shares may require us to register all or part of their shares. In addition, these holders may require us to include their shares in future registration statements that we file and may require us to register their shares on Form S-3. Upon registration, these shares will be freely tradable in the public market without restriction.

Generally, all expenses in effecting these registrations, with the exception of underwriting discounts and selling commissions, will be borne by us. These registration rights are subject to some conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration. We have agreed to indemnify the holders of these registration rights, and each selling holder has agreed to indemnify us, against liabilities under the Securities Act, the Securities Exchange Act or other applicable federal or state law.

All holders of registrable securities have agreed not to exercise their registration rights until 180 days following the date of this prospectus without the consent of CIBC World Markets Corp.

Warrants

As of June 30, 2001, there was a warrant outstanding to purchase up to an aggregate of 234,126 shares of our common stock at an exercise price of $3.54 per share. This warrant will expire and be of no further force or effect if it is not exercised prior to the closing of this offering.

Anti-Takeover Provision

Following our reincorporation in Delaware, provisions of Delaware law and our certificate of incorporation and bylaws could make our acquisition by means of a tender offer, a proxy contest or otherwise, and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

 Delaware law

Following our reincorporation in Delaware, we will be subject to Section 203 of the Delaware General Corporation Law. Under this provision, we may not engage in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

 . prior to that date our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

 . upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction began; or

 . on or following that date, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines "business combination" to include:

 . any merger or consolidation involving the corporation and the interested stockholder;

 . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

 . subject to some exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

 . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

 . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

 Certificate of Incorporation and Bylaws

Following our reincorporation in Delaware, our certificate of incorporation and bylaws will contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change in control of our company. In particular, our certificate of incorporation and bylaws, as applicable, among other things, will:

 . provide that special meetings of the stockholders may be called only by our president, our secretary or at the direction of our board of directors. Advance written notice of a stockholder proposal or director nomination that the stockholder desires to present at a meeting of stockholders is required and generally must be received by the secretary not less than 30 days nor more than 60 days prior to the meeting. Any amendment of this provision would require a vote of at least 80% of our capital stock;

 . provide that our stockholders will not be permitted to act by written consent;

 . not include a provision for cumulative voting in the election of directors.
   Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in the board and, as a result, may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of our company;

 . provide that vacancies on our board may be filled by a majority of directors in office, although less than a quorum, and not by the stockholders; and

 . allow us to issue up to 6,000,000 shares of undesignated preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock. In some circumstances, this issuance could have the effect of decreasing the market price of the common stock as well as having the anti-takeover effect discussed above.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board and in the policies formulated by them and to discourage certain types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is    . Its address is
     and its telephone number is (  )   -   .

Nasdaq Stock Market National Market Listing

We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "APPX."

                        Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market following this offering or the possibility of sales of this kind occurring could cause the prevailing market price of our common stock to fall and impede our ability to raise capital through an offering of equity securities.

When the offering is completed, we will have a total of          shares of
common stock outstanding based upon shares outstanding as of June 30, 2001, assuming no exercise of the underwriter's over-allotment option and no exercise
of outstanding options prior to completion of this offering. The        shares
offered by this prospectus will be freely tradeable unless they are purchased by our "affiliates," as defined in Rule 144 under the Securities Act. Shares purchased by affiliates may generally only be sold pursuant to an effective registration statement under the Securities Act or in compliance with Rule 144.
The remaining        shares are "restricted," which means they were originally
sold in offerings that were not subject to a registration statement filed with the Securities and Exchange Commission. These restricted shares may generally be resold only through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144.

Lockup Agreements

All officers and directors and substantially all of the holders of our common stock have entered into the contractual "lockup" agreements described in "Underwriting." As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, additional shares will be available beginning 181 days after the effective date of this offering, subject in some cases to certain volume limitations.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our "affiliates," would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

 .  1% of the number of shares of common stock then outstanding, which will
    equal approximately       shares immediately after this offering

 . the average weekly trading volume of our common stock as reported through The Nasdaq Stock Market's National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been on of our "affiliates" at any time during 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 permits resales of shares issued prior to the date the issuer becomes subject to the reporting requirements of the

Securities Exchange Act of 1934, as amended, pursuant to certain compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Exchange Act, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirements. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of these options, including exercises after the date the issuer becomes so subject. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates" subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one-year minimum holding period requirement.

 S-8 Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act covering the shares of common stock subject to outstanding options or reserved for issuance under our 1997 stock option plan, 2001 stock incentive plan and 2001 employee stock purchase plan. Upon the effectiveness of this registration statement, all of these shares will, subject to Rule 144 volume limitations applicable to affiliates and the expiration of the 180-day lockup period, be available for sale in the open market, except to the extent that these shares are subject to our vesting restrictions or the contractual restrictions described above.

         Material U.S. Federal Tax Considerations for Non-U.S. Holders

The following is a general discussion of material U.S. federal income and estate tax considerations with respect to the ownership and disposition of shares of our common stock applicable to non-U.S. holders. In general, a "non-U.S. holder" is any holder other than:

 .  a citizen or resident of the United States

 . a corporation created or organized in the United States or under the laws of the United States or of any state

 . an estate, the income of which can be included in gross income for U.S. federal income tax purposes regardless of its source

 . a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial opinions, published positions of the Internal Revenue Service, and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset, generally property held for investment. This discussion does not address all aspects of U.S. federal income and estate taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, partnerships, persons holding their shares as part of a "straddle," "hedge," or "conversion transaction," persons who acquire shares as compensation, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," corporations that accumulate earnings to avoid U.S. federal income tax, owners of more than 5% of our common stock and some U.S. expatriates. Accordingly, we urge prospective investors to consult with their own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Dividends

In general, dividends we pay to a non-U.S. holder will be subject to U.S. withholding tax at a 30% rate of the gross amount, or a lower rate prescribed by an applicable income tax treaty. This U.S. withholding tax rate applies unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. Holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including IRS Form W-8ECI, with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, on the repatriation from the United States of its "effectively connected earnings and profits," subject to adjustments. Under applicable Treasury regulations, a non- U.S. holder is required to satisfy certification requirements in order to claim a reduced rate of withholding according to an applicable income tax treaty.

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder's shares of our common stock unless:

 . the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States or the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States if that is required by an applicable income tax treaty as a condition to subjecting a non-U.S. holder to United States income tax on a net basis;

 . the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met;

 . the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code regarding the taxation of U.S. expatriates; or

 . we are or have been a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder's holding period. If we were or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our common stock by a non- U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our common stock is "regularly traded on an established securities market" within the meaning of Section 897(c)(3) of the Internal Revenue Code. We believe that our common stock will be treated as regularly traded on an established securities market during any period in which it is listed on the Nasdaq Stock Market's National Market.

Estate Tax

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident of the United States at the time of death can be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provided otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below.

In the case of proceeds from a disposition of shares of our common stock paid to or though a non-U.S. office of a broker, information reporting will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder or the beneficial owner otherwise establishes an exemption, if the broker is:

 .  a U.S. person

 .  a "controlled foreign corporation" for U.S. federal income tax purposes

 . a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business

 . a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective non-U.S. holder of shares of our common stock should consult his, her or its own tax adviser with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of common stock.

                                  Underwriting

We have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., Bank of America Securities LLC and UBS Warburg LLC are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

                                                                      Number of
     Underwriter                                                        Shares
     -----------                                                      ----------
     CIBC World Markets Corp. .......................................
     Banc of America Securities LLC..................................
     UBS Warburg LLC.................................................
                                                                      ----------
       Total.........................................................
                                                                      ==========

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about        , 2001 against
payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of
$   per share. The underwriters may also allow, and such dealers may reallow, a
concession not in excess of $   per share to other dealers. After the shares
are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the
underwriters to purchase a maximum of       additional shares from us to cover
over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will
be $     , and the total proceeds to us will be $      . The underwriters have
severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

                                            Total Without
                                             Exercise of     Total With Full
                                                Over-       Exercise of Over-
                                 Per Share Allotment Option Allotment Option
                                 --------- ---------------- -----------------
   American Pharmaceutical
    Partners....................             $                $

We estimate that our total expenses of the offering, excluding the underwriting
discount, will be approximately $     .

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

CIBC World Markets Corp. has from time to time provided customary financial advisory services to us and has received customary compensation. CIBC World Markets Corp. received a warrant to purchase up to 234,126 shares of our common stock for financial services rendered in connection with a private placement of our securities in June 1998.

Our officers and directors and substantially all other stockholders have agreed to a 180 day "lock up" with respect to shares of common stock that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. We have entered into a similar lockup agreement with respect to the issuance and sale of our equity securities. This means that, subject to certain exceptions, for a period of 180 days following the date of this prospectus, we may not, nor may these persons offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp.

The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.

The underwriters have reserved for sale up to     shares for employees,
directors and other persons associated with us. These reserved shares will be sold at the initial public offering price that appears on the cover page of this prospectus. The number of shares available for sale to the general public in the offering will be reduced to the extent reserved shares are purchased by such persons. The underwriters will offer to the general public, on the same terms as other shares offered by this prospectus, any reserved shares that are not purchased by such persons.

There is no established trading market for the shares. The offering price for the shares has been determined by us and the representatives, based on the following factors:

 .  the history and prospects for the industry in which we compete

 .  our historical results of operations

 .  our prospects for future business and earning potential

 .  our management

 .  the recent market prices of securities of generally comparable companies

 . the market capitalization and stages of development of other companies which we and the representatives believe to be comparable to us

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

 . Stabilizing transactions--The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

 . Over-allotments and syndicate covering transactions--The underwriters may sell more shares of our common stock in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either "covered" short sales or "naked" short sales. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

 . Penalty bids--If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If these transactions are commenced, they may be discontinued without notice at any time.

                          Notice to Canadian Residents

Resale Restrictions

The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

 . the purchaser is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under the securities laws

 . where required by law, the purchaser is purchasing as principal and not as agent

 .  the purchaser has reviewed the text above under "Resale Restrictions"

Rights of Action (Ontario Purchasers)

The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

All of the issuer's directors and officers as well as the experts named in this prospectus may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult with their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

                                 Legal Matters

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Morrison & Foerster LLP, Sacramento, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins, Los Angeles, California.

                                    Experts

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1999 and 2000, and for each of the three years in the period ended December 31, 2000, as set forth in their report. We have included our consolidated financial statements in this prospectus in reliance on Ernst & Young LLP's report, given upon their authority as experts in accounting and auditing.

                      Where You Can Find More Information

We have filed with the Securities and Exchange Commission in Washington, D.C. a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a web site maintained by the SEC. The address of this site is http://www.sec.gov.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC and at the SEC's regional offices at the addresses noted above. You also will be able to obtain copies of this material from the Public Reference Section of the SEC as described above, or inspect them without charge at the SEC's web site. We have applied to list our common stock on The Nasdaq Stock Market's National Market. If we receive approval for quotation on The Nasdaq Stock Market's National Market, then you will be able to inspect reports, proxy and information statements and other information concerning us at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                     American Pharmaceutical Partners, Inc.

                   Index to Consolidated Financial Statements

                                    Contents

   Audited Consolidated Financial Statements:

     Report of Ernst & Young LLP, Independent Auditors...................  F-2
     Consolidated Balance Sheets at December 31, 1999 and 2000...........  F-3
     Consolidated Statements of Operations for the years ended December
      31, 1998, 1999, and 2000...........................................  F-4
     Consolidated Statements of Shareholders' Equity for the years ended
      December 31, 1998, 1999, and 2000 .................................  F-5
     Consolidated Statements of Cash Flows for the years ended December
      31, 1998, 1999, and 2000...........................................  F-7
     Notes to Consolidated Financial Statements..........................  F-8

   Unaudited Interim Condensed Consolidated Financial Statement
    Information:

     Consolidated Balance Sheet at June 30, 2001......................... F-24
     Consolidated Statements of Income for the six months ended June 30,
      2000 and 2001...................................................... F-25
     Consolidated Statement of Shareholders' Equity for the six months ended June 30, 2001................................................ F-26
     Consolidated Statements of Cash Flows for the six months ended June
      30, 2000 and 2001.................................................. F-27
     Notes to Interim Condensed Consolidated Financial Statements........ F-28

               Report of Ernst & Young LLP, Independent Auditors

Board of Directors
American Pharmaceutical Partners, Inc.

We have audited the accompanying consolidated balance sheets of American Pharmaceutical Partners, Inc. as of December 31, 1999 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1999 and 2000, and its consolidated results of operations and its consolidated cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Woodland Hills, California
February 6, 2001, except for the second paragraph of Note 15 under the caption "Patent Matters" as to which the date is March 23, 2001

                     American Pharmaceutical Partners, Inc.

                          Consolidated Balance Sheets

                                                                                   December 31,
                                                                             --------------------------
                                                                                 1999          2000
                                                                             ------------  ------------
Assets
Current assets:
  Cash and cash equivalents................................................  $  5,428,000  $    501,000
  Accounts receivable, less allowances for doubtful accounts of $279,000 in
   1999 and $436,000 in 2000...............................................    28,393,000    35,838,000
  Inventories..............................................................    28,825,000    35,640,000
  Prepaid expenses and other current assets................................       666,000       851,000
  Deferred income taxes....................................................     4,189,000     5,769,000
                                                                             ------------  ------------
    Total current assets...................................................    67,501,000    78,599,000
Property, plant and equipment, net.........................................    49,903,000    53,611,000
Investment in Drug Source Co., LLC.........................................             -        98,000
Deferred financing costs, net of accumulated amortization of $158,000 in
 1999 and $287,000 in 2000.................................................       486,000       357,000
                                                                             ------------  ------------
    Total assets...........................................................  $117,890,000  $132,665,000
                                                                             ============  ============

Liabilities and shareholders' equity
Current liabilities:
  Accounts payable.........................................................  $  6,649,000  $  9,136,000
  Accrued expenses.........................................................    10,262,000    16,119,000
  Amounts due to American BioScience, Inc..................................        22,000             -
  Chargeback liabilities, net of advances..................................    14,875,000    20,269,000
  Current maturities of long-term debt.....................................     4,563,000     4,001,000
                                                                             ------------  ------------
    Total current liabilities..............................................    36,371,000    49,525,000
Deferred income taxes......................................................       430,000        85,000
Long-term debt, less current maturities....................................    18,938,000    14,938,000
Other......................................................................       393,000       393,000
Commitments and contingencies

Series A redeemable convertible preferred stock--No par value; 2,821,035 shares authorized; 2,821,035 issued and outstanding, liquidation
 preference $12,067,000....................................................    11,583,000    12,583,000
Shareholders' equity:
  Common stock--No par value; 100,000,000 shares authorized; 22,238,537 and
   22,836,548, shares issued, and outstanding in 1999 and 2000,
   respectively............................................................     2,999,000     9,268,000
  Series B convertible preferred stock--No par value; 4,231,585 shares
   authorized, issued, and outstanding; liquidation preference $18,100,000..   15,000,000    15,000,000
  Series C convertible preferred stock--No par value; 1,410,530 shares
   authorized, issued, and outstanding; liquidation preference $6,033,333..     5,000,000     5,000,000
  Series D convertible preferred stock--No par value; 6,347,325 shares
   authorized, issued, and outstanding; liquidation preference $27,150,000..   22,500,000    22,500,000
  Amounts due from American BioScience, Inc................................             -    (7,105,000)
  Deferred stock-based compensation........................................       (68,000)     (944,000)
  Retained earnings........................................................     4,740,000    11,423,000
  Other comprehensive income (loss)........................................         4,000        (1,000)
                                                                             ------------  ------------
    Total shareholders' equity.............................................    50,175,000    55,141,000
                                                                             ------------  ------------
    Total liabilities and shareholders' equity.............................  $117,890,000  $132,665,000
                                                                             ============  ============

See accompanying notes.

                     American Pharmaceutical Partners, Inc.

                     Consolidated Statements of Operations

                                               Year ended December 31,
                                        ---------------------------------------
                                           1998          1999          2000
                                        -----------  ------------  ------------
Net sales.............................  $66,501,000  $136,523,000  $165,373,000
Cost of sales.........................   48,764,000    91,062,000   105,587,000
                                        -----------  ------------  ------------
Gross margin..........................   17,737,000    45,461,000    59,786,000
Operating expenses:
  Research and development costs......    3,646,000     9,865,000    13,016,000
  Selling, general, and administrative
   expenses...........................   13,853,000    23,450,000    30,048,000
  Stock-based compensation............      127,000        88,000       615,000
                                        -----------  ------------  ------------
    Total operating expenses..........   17,626,000    33,403,000    43,679,000
                                        -----------  ------------  ------------
Income from operations................      111,000    12,058,000    16,107,000
Other income (expense) ...............
  Litigation settlements, net.........            -             -    (1,399,000)
  Interest income.....................      344,000       275,000       200,000
  Interest expense....................   (1,256,000)   (2,104,000)   (1,751,000)
                                        -----------  ------------  ------------
    Total other income (expense)......     (912,000)   (1,829,000)   (2,950,000)
                                        -----------  ------------  ------------
Income before income taxes............     (801,000)   10,229,000    13,157,000
Provision (benefit) for income taxes..     (289,000)    4,147,000     5,474,000
                                        -----------  ------------  ------------
Net income (loss).....................     (512,000)    6,082,000     7,683,000
Less imputed preferred stock
 dividends............................     (583,000)   (1,000,000)   (1,000,000)
                                        -----------  ------------  ------------
Income (loss) applicable to common
 stock................................  $(1,095,000) $  5,082,000  $  6,683,000
                                        ===========  ============  ============
Income (loss) per common share:
  Basic...............................  $     (0.05) $       0.23  $       0.30
                                        ===========  ============  ============
  Diluted.............................  $     (0.05) $       0.14  $       0.18
                                        ===========  ============  ============

The composition of stock-based compensation is as follows:

Research and development costs........  $         -  $          -  $     73,000
Selling, general and administrative
 expenses.............................      127,000        88,000       542,000
                                        -----------  ------------  ------------
                                        $   127,000  $     88,000  $    615,000
                                        ===========  ============  ============

See accompanying notes.

                    American Pharmaceutical Partners, Inc.

                Consolidated Statements of Shareholders' Equity
                 Years ended December 31, 1998, 1999, and 2000

                                               Series B              Series C             Series D        Amounts Due
                                              Convertible          Convertible           Convertible         from
                       Common Stock         Preferred Stock      Preferred Stock       Preferred Stock     American     Deferred
                   --------------------- --------------------- -------------------- --------------------- BioScience, Stock-Based
                     Shares     Amount    Shares     Amount     Shares     Amount    Shares     Amount       Inc.     Compensation
                   ---------- ---------- --------- ----------- --------- ---------- --------- ----------- ----------- ------------
Balance at
January 1, 1998..  21,052,640 $    1,000         - $         -         - $        -         - $         - $         -  $        -
Issuance of
convertible
preferred stock:
 Series B........           -          - 4,231,585  15,000,000         -          -         -           -           -           -
 Series C........           -          -         -           - 1,410,530  5,000,000         -           -           -           -
 Series D........           -          -         -           -         -          - 6,347,325  22,500,000           -           -
Grants and
exercise of stock
options..........      37,500    254,000         -           -         -          -         -           -           -    (127,000)
Comprehensive
loss:
 Net loss........           -          -         -           -         -          -         -           -           -           -
 Foreign currency
 translation
 loss............           -          -         -           -         -          -         -           -           -           -
Imputed preferred
stock dividend...           -          -         -           -         -          -         -           -           -           -
                   ---------- ---------- --------- ----------- --------- ---------- --------- ----------- -----------  ----------
Balance at
December 31,
1998.............  21,090,140    255,000 4,231,585  15,000,000 1,410,530  5,000,000 6,347,325  22,500,000           -    (127,000)
Issuance of
common stock
earned by
Premier..........   1,129,647  2,714,000         -           -         -          -         -           -           -           -
Exercise of stock
options..........      18,750      1,000         -           -         -          -         -           -           -           -
Grants of stock
options..........           -     29,000         -           -         -          -         -           -           -     (29,000)
Amortization of
deferred stock-
based
compensation.....           -          -         -           -         -          -         -           -           -      88,000
Comprehensive
income:                     -          -         -           -         -          -         -           -           -           -
 Net income......           -          -         -           -         -          -         -           -           -           -
 Foreign currency
 translation
 gain............           -          -         -           -         -          -         -           -           -           -
Imputed preferred
stock dividends..           -          -         -           -         -          -         -           -           -           -
                   ---------- ---------- --------- ----------- --------- ---------- --------- ----------- -----------  ----------
Balance at
December 31,
1999.............  22,238,537  2,999,000 4,231,585  15,000,000 1,410,530  5,000,000 6,347,325  22,500,000           -     (68,000)
                    Retained       Other
                    Earnings   Comprehensive
                   (Deficit)   Income (Loss)    Total
                   ----------- ------------- ------------
Balance at
January 1, 1998..  $  753,000    $      -    $   754,000
Issuance of
convertible
preferred stock:
 Series B........           -           -     15,000,000
 Series C........           -           -      5,000,000
 Series D........           -           -     22,500,000
Grants and
exercise of stock
options..........           -           -        127,000
Comprehensive
loss:
 Net loss........    (512,000)          -       (512,000)
 Foreign currency
 translation
 loss............           -     (14,000)       (14,000)
                                             ------------
                                                (526,000)
Imputed preferred
stock dividend...    (583,000)          -       (583,000)
                   ----------- ------------- ------------
Balance at
December 31,
1998.............    (342,000)    (14,000)    42,272,000
Issuance of
common stock
earned by
Premier..........           -           -      2,714,000
Exercise of stock
options..........           -           -          1,000
Grants of stock
options..........           -           -              -
Amortization of
deferred stock-
based
compensation.....           -           -         88,000
Comprehensive
income:                     -           -              -
 Net income......   6,082,000           -      6,082,000
 Foreign currency
 translation
 gain............           -      18,000         18,000
                                             ------------
                                               6,100,000
Imputed preferred
stock dividends..  (1,000,000)          -     (1,000,000)
                   ----------- ------------- ------------
Balance at
December 31,
1999.............   4,740,000       4,000     50,175,000

                    American Pharmaceutical Partners, Inc.

                 Years ended December 31, 1998, 1999, and 2000

                                                 Series B              Series C             Series D        Amounts Due
                                                Convertible          Convertible           Convertible         from
                         Common Stock         Preferred Stock      Preferred Stock       Preferred Stock     American
                     --------------------- --------------------- -------------------- --------------------- BioScience,
                       Shares     Amount    Shares     Amount     Shares     Amount    Shares     Amount       Inc.
                     ---------- ---------- --------- ----------- --------- ---------- --------- ----------- -----------
Issuance of
common stock
earned by
Premier..........       570,351  4,750,000         -           -         -          -         -           -           -
Exercise of stock
options..........        27,660     28,000         -           -         -          -         -           -           -
Grants of stock
options..........             -  1,491,000         -           -         -          -         -           -           -
Amortization of
deferred stock-
based
compensation.....             -          -         -           -         -          -         -           -           -
Net loan to
American
BioScience,
Inc..............             -          -         -           -         -          -         -           -  (7,105,000)
Comprehensive
income:
 Net income......             -          -         -           -         -          -         -           -           -
 Foreign currency
 translation loss..           -          -         -           -         -          -         -           -           -
Imputed preferred
stock dividends..             -          -         -           -         -          -         -           -           -
                     ---------- ---------- --------- ----------- --------- ---------- --------- ----------- -----------
Balance at
December 31,
2000.............    22,836,548 $9,268,000 4,231,585 $15,000,000 1,410,530 $5,000,000 6,347,325 $22,500,000 $(7,105,000)
                     ========== ========== ========= =========== ========= ========== ========= =========== ===========
                       Deferred    Retained        Other
                     Stock-Based   Earnings    Comprehensive
                     Compensation  (Deficit)   Income (Loss)    Total
                     ------------ ------------ ------------- ------------
Issuance of
common stock
earned by
Premier..........              -            -           -      4,750,000
Exercise of stock
options..........              -            -           -         28,000
Grants of stock
options..........     (1,491,000)           -           -              -
Amortization of
deferred stock-
based
compensation.....        615,000            -           -        615,000
Net loan to
American
BioScience,
Inc..............              -            -           -     (7,105,000)
Comprehensive
income:
 Net income......              -    7,683,000           -      7,683,000
 Foreign currency
 translation loss..            -            -      (5,000)        (5,000)
                                                             ------------
                                                               7,678,000
Imputed preferred
stock dividends..              -   (1,000,000)          -     (1,000,000)
                     ------------ ------------ ------------- ------------
Balance at
December 31,
2000.............     $ (944,000) $11,423,000     $(1,000)   $55,141,000
                     ============ ============ ============= ============

See accompanying notes.

                     American Pharmaceutical Partners, Inc.

                     Consolidated Statements of Cash Flows

                                              Year ended December 31,
                                       ---------------------------------------
                                           1998         1999          2000
                                       ------------  -----------  ------------
Cash flows from operating activities
Net income (loss)....................  $   (512,000) $ 6,082,000  $  7,683,000
Adjustments to reconcile net income
 (loss) to net cash provided by
 operating activities:
  Depreciation.......................     4,354,000    6,776,000     7,632,000
  Amortization.......................        29,000      128,000       129,000
  Stock-based compensation...........       127,000       88,000       615,000
  Loss on disposal of property, plant
   and equipment.....................             -            -       291,000
  Deferred income taxes..............    (2,247,000)  (1,512,000)   (1,925,000)
  Equity in net loss of Drug Source
   Co., LLC..........................             -            -       122,000
  Common stock earned by Premier.....       586,000    2,082,000     4,782,000
  Changes in operating assets and
   liabilities:
    Accounts receivable, net of
     chargeback liabilities..........    (3,663,000)  (9,351,000)   (2,051,000)
    Inventories......................       160,000     (829,000)   (6,815,000)
    Prepaid expenses and other
     current assets..................      (488,000)    (116,000)     (185,000)
    Accounts payable and accrued
     expenses........................     8,256,000    4,838,000     8,302,000
                                       ------------  -----------  ------------
Net cash provided by operating
 activities..........................     6,602,000    8,186,000    18,580,000
Cash flows from investing activities
Investment in Drug Source Co., LLC...             -            -      (220,000)
Purchase of Fujisawa generic
 injectable pharmaceutical line and
 related assets, net of stock
 transfers...........................   (52,266,000)           -             -
Purchases of property, plant and
 equipment...........................    (4,237,000)  (6,762,000)  (11,631,000)
                                       ------------  -----------  ------------
Net cash used in investing
 activities..........................   (56,503,000)  (6,762,000)  (11,851,000)
Cash flows from financing activities
Proceeds from sale of convertible
 preferred stock.....................    30,000,000            -             -
Proceeds from issuance of long-term
 debt................................    25,000,000            -             -
Proceeds from the exercise of stock
 options.............................         2,000        1,000        28,000
Payments on long-term debt...........             -   (1,499,000)   (4,562,000)
Amounts due to (from) American
 BioScience, Inc. ...................       510,000     (991,000)   (7,127,000)
Deferred financing costs.............       109,000            -             -
                                       ------------  -----------  ------------
Net cash provided by (used in)
 financing activities................    55,621,000   (2,489,000)  (11,661,000)
                                       ------------  -----------  ------------
Increase (decrease) in cash and cash
 equivalents.........................     5,720,000   (1,065,000)   (4,932,000)
Foreign currency translation loss
 (gain)..............................        14,000      (18,000)        5,000
Cash and cash equivalents at
 beginning of year...................       777,000    6,511,000     5,428,000
                                       ------------  -----------  ------------
Cash and cash equivalents at end of
 year................................  $  6,511,000  $ 5,428,000  $    501,000
                                       ============  ===========  ============
Supplemental disclosures of cash flow
 information
Cash paid for:
  Interest expense...................  $    850,000  $ 2,081,000  $  2,007,000
  Income taxes (including in lieu of
   payments to American BioScience,
   Inc.).............................     1,958,000    5,244,000     7,003,000
Supplemental schedule of noncash
 financing activities
Transfer of Series D convertible
 preferred stock to American
 BioScience, Inc. ...................    22,500,000            -             -
Commitment to issue warrants for
 services related to financing
 activities..........................       393,000            -             -
Imputed preferred stock dividends....       583,000    1,000,000     1,000,000

See accompanying notes.

                     American Pharmaceutical Partners, Inc.

                   Notes to Consolidated Financial Statements
                               December 31, 2000

1. Description of Business

American Pharmaceutical Partners, Inc. (Company) is a majority owned subsidiary of American BioScience, Inc., a California corporation (Parent). The Company was incorporated in the state of California on March 26, 1996. At December 31, 2000, the Parent owned 20,000,000 shares of the Company's common stock and 4,231,585, 1,410,530, and 6,347,325 shares of the Company's Series B, Series C, and Series D convertible preferred stock, respectively.

The Company is a specialty pharmaceutical company that develops, manufactures, and markets injectable pharmaceutical products, with a primary focus in the areas of oncology, infectious disease, and critical care. The majority of the Company's products are used in hospital or urgent care clinical settings and are primarily contracted and distributed through group purchasing organizations and drug wholesalers.

Prior to the asset acquisition from Fujisawa USA, Inc. described in Note 3, which was completed on June 1, 1998, the Company's revenues were derived primarily from securing contracts for the purchase of third-party manufacturers' (Alliance Partners) products. Subsequent to the aforementioned acquisition, the Company continued to earn revenues from the Alliance Partners; however, most of the Company's net sales are now derived from the sales of products manufactured by the Company in facilities acquired in the acquisition. The accompanying financial statements for the year ended December 31, 1998, include the acquired Fujisawa operations from June 1, 1998 through December 31, 1998.

A subsidiary of the Company owns 50% share of Drug Source Co., LLC. Drug Source Co., LLC, a joint venture with three other partners, was established in June 2000 to purchase raw materials for resale to pharmaceutical companies, including the Company. The Company's equity in the net income (loss) of Drug Source Co., LLC is included in net sales in the accompanying consolidated statements of operations.

2. Summary of Significant Accounting Policies

 Basis of Consolidation

The consolidated financial statements include the assets, liabilities, and results of operations of the Company and its subsidiaries. The investment in Drug Source Co. LLC is accounted for using the equity method. All material intercompany balances and transactions have been eliminated.

 Fiscal Year

The Company uses a 52-week, 53-week fiscal year that ends on the Saturday nearest to December 31. For clarity of presentation, all periods are presented as if the year ended on December 31. Each of the years ended December 31, 1998, 1999, and 2000 contained 52 weeks.

 Cash Equivalents

It is the Company's policy to reflect all investments that have a maturity of three months or less at the time of acquisition as cash equivalents.

 Accounts Receivable and Concentration of Credit Risk

The Company has executed contracts, varying between one and seven years, with group purchasing organizations and individual hospital groups to supply the Company's products to hospitals and alternate site

                     American Pharmaceutical Partners, Inc.

customers. As is traditional in the pharmaceutical industry, the Company sells a significant portion of its products to wholesalers who, in turn, fulfill the Company's contracts. Four wholesalers each individually comprise from 15% to 25% of the Company's sales annually and, collectively, comprised 71%, 72%, and 86% of the Company's sales for the years ended December 31, 1998, 1999, and 2000, respectively.

Accounts receivable primarily represent receivables from wholesalers and other direct customers. These four wholesalers described above represent approximately 75% and 87% of net accounts receivable at December 31, 1999 and 2000, respectively. The remaining receivables are from other wholesalers, hospitals and other end users. Receivables from export accounts represent approximately 5% and 7% of net accounts receivable at December 31, 1999 and 2000, respectively.

The Company performs ongoing credit evaluations of its customers' financial condition, and generally does not require collateral. Allowances are maintained for potential credit losses and such losses have been within management's expectations.

 Inventories

Inventories are valued at the lower of cost or market as determined under the first-in, first-out (FIFO) method.

 Property, Plant and Equipment

Property, plant and equipment is stated on the basis of cost or allocated acquisition value. Provisions for depreciation are computed for financial reporting purposes using the straight-line method over the estimated useful life of the related asset as follows:

     Buildings and improvements..................................... 10-30 years
     Machinery and equipment........................................  3-10 years
     Furniture and fixtures.........................................   5-7 years

 Deferred Financing Costs

Expenses incurred in connection with obtaining the Company's credit facility were deferred and are being amortized over the life of the facility using the straight-line method. Deferred financing costs are stated net of accumulated amortization in the consolidated balance sheets.

 Capitalized Interest

No interest expense was capitalized in 1998. Interest expense of $27,000 and $226,000 was capitalized related to a major construction project in 1999 and 2000, respectively.

 Revenue Recognition

The Company recognizes revenue upon shipment of products to customers, upon fulfillment of acceptance terms, if any, and when no significant contractual obligations remain. Adjustments to net sales are made for estimated wholesaler chargebacks (as more fully described below), contractual allowances and early payment discounts.

The fair value of common stock earned by Premier (see Note 11) is deducted from net sales. The Company provides for returns at the time of sale based on estimated product returns. The Company's revenue recognition policies are in compliance with Securities and Exchange Commission Staff Accounting Bulletin No. 101.

                     American Pharmaceutical Partners, Inc.

Shipping and handling fees billed to customers are recognized in net sales. Shipping and handling costs are included in cost of sales.

 Chargeback Liabilities, Net of Advances

The majority of the Company's products are distributed through independent wholesalers. Sales to wholesalers are transacted at the Company's wholesale list price. The wholesalers generally sell to a hospital, alternative healthcare facility, or an independent pharmacy at a contractual price previously established between the end users and the Company.

When the Company records a sale, an allowance or chargeback for the difference between the wholesale list price and the estimated contractual sales price to the end user, based upon a historical experience rating, is recorded to properly reflect its net sales price. Chargebacks are settled with wholesalers on a regular periodic basis and any differences between the estimated and actual amounts of chargebacks are recorded at that time. Such differences have been insignificant in amount.

 Income Taxes

For federal and, where applicable, state income tax purposes, taxable income of the Company is included in the consolidated tax returns of Parent. The Company's provision for income taxes is computed on a separate return basis in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). All allocated income taxes of the Company are accounted for through the intercompany account with Parent.

 Research and Development Costs

Costs relating to the research and development of new products are charged to expense as incurred.

 Stock-Based Compensation

As permitted by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the Company accounts for stock options granted to its employees and outside directors using the intrinsic value method. Certain of the Company's stock options have been granted with exercise prices below the fair value of the Company's common stock as estimated by the Company's management for financial reporting purposes. For these stock options, the Company has recorded deferred stock-based compensation for the difference between their exercise prices and such estimated fair values which is being amortized to expense on an accelerated basis using the graded vesting method over the stock options' vesting period in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 28.

 Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. The Company routinely estimates chargeback liabilities and other sales allowances.

                     American Pharmaceutical Partners, Inc.

 Fair Value of Financial Instruments

The Company's financial instruments consist mainly of cash and cash equivalents, accounts receivable, accounts payable, and its credit facility. The fair value of substantially all financial instruments of the Company approximates their carrying value due to the short-term nature of these financial instruments. The interest rates on borrowings under the Company's bank credit facility are adjusted periodically to market rates.

The Company has not used any derivatives or other foreign currency hedging instruments and, accordingly, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," has had no effect on the Company's consolidated financial statements.

 Earnings per Common Share

Basic income (loss) per common share is computed by dividing net income (loss) applicable to common stock by the weighted-average number of common shares outstanding plus, when not anti-dilutive, the number of common shares earned but not yet issued to Premier (see Note 11). Dilutive income per common share is computed by dividing net income applicable to common stock by the weighted-average number of common shares used for the basic calculations plus potentially dilutive shares for the portion of the year that the shares were outstanding. Potentially dilutive common shares result from outstanding stock options and warrant, and Series B, Series C and Series D convertible preferred stock. The assumed conversion of Series A convertible preferred stock is anti-dilutive.

Calculations of basic and diluted income per common share are based on the following (in thousands, except per share amounts):

                                                    Year ended December 31,
                                                    -------------------------
                                                     1998     1999     2000
                                                    -------  -------  -------
Basic and dilutive numerator:
  Net income (loss)................................ $  (512) $ 6,082  $ 7,683
  Less dividends on Series A convertible preferred
   stock...........................................    (583)  (1,000)  (1,000)
                                                    -------  -------  -------
  Net income (loss) applicable to common stock..... $(1,095) $ 5,082  $ 6,683
                                                    =======  =======  =======
Denominator:
Weighted-average common shares outstanding.........  21,542   21,092   22,248
Weighted-average common shares earned by, but not
 issued to, Premier................................       -      885      280
                                                    -------  -------  -------
Weighted-average common shares--Basic..............  21,542   21,977   22,528

Net effect of dilutive securities:
  Stock options....................................       -    1,086    2,184
  Warrant..........................................       -        5      137
Conversion of convertible preferred stock:
  Series B.........................................       -    4,232    4,232
  Series C.........................................       -    1,410    1,410
  Series D.........................................       -    6,347    6,347
                                                    -------  -------  -------
Weighted-average common shares--Diluted............  21,542   35,057   36,838
                                                    =======  =======  =======
Income (loss) per common share--Basic.............. $ (0.05) $  0.23  $  0.30
                                                    =======  =======  =======
Income (loss) per common share--Diluted............ $ (0.05) $  0.14  $  0.18
                                                    =======  =======  =======

                     American Pharmaceutical Partners, Inc.

3. Acquisition

Effective June 1, 1998, the Company purchased Fujisawa USA, Inc.'s generic injectable pharmaceutical assets (Fujisawa Acquisition). The assets purchased included two manufacturing facilities located in Melrose Park, Illinois and Grand Island, New York, a research and development facility in Melrose Park, Illinois, and all other generic injectable pharmaceutical assets including inventories, property, plant, equipment, and pending and approved Abbreviated New Drug Applications.

The cost of assets acquired was $74,766,000, of which $49,317,000 was paid in cash and $2,949,000 represented acquisition costs. The remaining consideration of $22,500,000 was in the form of Parent preferred stock (see Note 11) that was transferred to Fujisawa by the Parent. The Company, in turn, issued its Series D convertible preferred stock to the Parent for the same amount. The transaction was recorded in accordance with the purchase method of accounting. The assets acquired were recorded at their fair values, except for property, plant, and equipment. Property, plant, and equipment was recorded as the difference between the purchase price and the aggregate fair values of the other assets acquired. Such amount was less than the estimated fair value of the property, plant, and equipment.

Unaudited pro forma information for the year ended December 31, 1998, assuming the Fujisawa Acquisition had occurred as of January 1, 1998, is as follows:

   Net sales...................................................... $96,617,000
   Loss from operations...........................................  (5,792,000)
   Net loss.......................................................  (3,969,000)
     Net loss applicable to common stock..........................  (4,969,000)
     Net loss per common share--Basic and Diluted................. $     (0.24)

4. Transactions With Parent Company

A summary of activity in the due (to) from Parent account is as follows:

                                               Year ended December 31,
                                         -------------------------------------
                                            1998         1999         2000
                                         -----------  -----------  -----------
   Balance at beginning of year......... $         -  $(1,013,000) $   (22,000)
   Payments on behalf of Parent:
     New product development............     842,000    3,834,000    3,197,000
     Income taxes.......................           -    1,655,000   10,560,000
     Other..............................     103,000      746,000    4,373,000
   In lieu of income tax liability......  (1,958,000)  (5,244,000)  (7,003,000)
   Repayments by Parent.................           -            -   (4,000,000)
                                         -----------  -----------  -----------
                                         $(1,013,000) $   (22,000) $ 7,105,000
                                         ===========  ===========  ===========

Through December 31, 2000, amounts due from (to) Parent bore no interest and had no specified repayment terms.

As of December 31, 2000, the Parent's primary assets are its investment in the Company and its intellectual property. The Parent's liquid assets are not significant in amount. For the Parent to repay the balance of the loan to the Company and to pay off its share of the litigation settlement to VivoRx, Inc. and VivoRx Diabetes, Inc. (see Note 15), the Parent will have to raise additional capital or monetize a portion of its intellectual

                     American Pharmaceutical Partners, Inc.

property or its investment in the Company. The amount due from the Parent is classified as a deduction from shareholders' equity in the accompanying consolidated balance sheet.

5. Inventories

Inventories consist of the following:

                                                              December 31,
                                                         -----------------------
                                                            1999        2000
                                                         ----------- -----------
     Finished goods..................................... $11,629,000 $11,988,000
     Work in process....................................   5,674,000   8,021,000
     Raw materials......................................  11,522,000  15,631,000
                                                         ----------- -----------
                                                         $28,825,000 $35,640,000
                                                         =========== ===========

6. Property, Plant, and Equipment

Property, plant, and equipment consist of the following:

                                                            December 31,
                                                       ------------------------
                                                          1999         2000
                                                       -----------  -----------
     Land............................................. $ 2,384,000  $ 2,384,000
     Building and improvements........................  26,670,000   32,282,000
     Machinery and equipment..........................  23,501,000   26,476,000
     Furniture and fixtures...........................   2,828,000    3,594,000
     Construction in progress.........................   4,826,000    6,702,000
                                                       -----------  -----------
                                                        60,209,000   71,438,000
     Less allowance for depreciation.................. (10,306,000) (17,827,000)
                                                       -----------  -----------
                                                       $49,903,000  $53,611,000
                                                       ===========  ===========

7. Accrued Liabilities

Accrued liabilities consist of the following:

                                                             December 31,
                                                        -----------------------
                                                           1999        2000
                                                        ----------- -----------
     Payroll and employee benefits..................... $ 3,704,000 $ 4,481,000
     Legal.............................................     157,000   3,654,000
     Insurance.........................................     832,000   1,084,000
     Sales and marketing...............................   2,754,000   4,412,000
     Other.............................................   2,815,000   2,488,000
                                                        ----------- -----------
                                                        $10,262,000 $16,119,000
                                                        =========== ===========

                     American Pharmaceutical Partners, Inc.

8. Long-Term Debt

Long-term debt consists of the following:

                                                            December 31,
                                                       ------------------------
                                                          1999         2000
                                                       -----------  -----------
     Tranche A Term Loan.............................. $18,800,000  $16,200,000
     Tranche B Term Loan..............................   4,700,000    2,738,000
     Other............................................       1,000        1,000
                                                       -----------  -----------
                                                        23,501,000   18,939,000
     Less current maturities of long-term debt........  (4,563,000)  (4,001,000)
                                                       -----------  -----------
                                                       $18,938,000  $14,938,000
                                                       ===========  ===========

During 1998, the Company entered into a credit facility providing for two term loans totaling $25,000,000 and a revolving line of credit agreement for an amount not to exceed $25,000,000. The proceeds of the term loans were used to finance the Fujisawa Acquisition. The proceeds of the revolving line of credit have been used periodically for general working capital purposes. The revolving line of credit agreement expires June 1, 2003.

The aggregate principal of the term loans is payable in consecutive monthly installments with the final maturity on June 1, 2003. The following are scheduled maturities of the term loans:

     Year                                                              Amount
     ----                                                            -----------
     2001........................................................... $ 4,000,000
     2002...........................................................   5,000,000
     2003...........................................................   9,938,000
                                                                     -----------
                                                                     $18,938,000
                                                                     ===========

The Company is required to make a mandatory prepayment of the term loans within 90 days of the end of each fiscal year in an amount equal to the lesser of $5,000,000 or 50% of excess cash flow (as defined). For the year ended December 31, 1999, the lender agreed to reduce the mandatory prepayment to an amount equal to 25% of excess cash flow, or $1,312,000. For the year ended December 31, 2000, the lender agreed to waive the mandatory prepayment requirement in full.

The Company may elect the interest rates on the term loans to be either prime plus .75% or LIBOR plus 2.75%. The weighted-average interest rate on the term loans was 8.0%, 8.5%, and 9.4% for the years ended December 31, 1998, 1999, and 2000, respectively.

At December 31, 1999 and 2000, there were no amounts outstanding on the revolving line of credit. During the year ended December 31, 2000, the highest outstanding balance under the revolving line of credit was $4,149,000. The Company may elect the interest rates on borrowings under the revolving line of credit to be either prime plus .25% or LIBOR plus 2.25%. There were no borrowings under the revolving line of credit during the years ended December 31, 1998 and 1999.

The loans under the credit facility are collateralized by substantially all of the Company's assets. Under the loan agreements, the Company is prohibited from paying dividends and is required to make a mandatory repayment equal to 50% of the proceeds received in the sale of securities by the Company in excess of $15,000,000.

                     American Pharmaceutical Partners, Inc.

The loan agreements contain certain covenants and restrictions. The Company was in violation of two covenants at December 31, 2000. These violations have been waived by the lender.

During 1998, the Company entered into a letter-of-credit arrangement whereby the aggregate undrawn amount of all outstanding letters of credit is not to exceed $5,000,000 and standby letters of credit are not to exceed $2,000,000. A fee is assessed at 1% and 2% of the face amount of commercial and standby letters of credit, respectively. The letters of credit are payable on demand. There were no amounts outstanding under the letters of credit at December 31, 2000.

9. Leases and Commitments

The Company has entered into various operating lease agreements for warehouses, office space, automobiles, communications, data processing equipment and software, and office equipment. Rental expense amounted to $410,000, $915,000 and $1,284,000 for the years ended December 31, 1998, 1999, and 2000, respectively.

As of December 31, 2000, future annual minimum lease payments related to these noncancelable operating leases are as follows:

     Year                                                               Amount
     ----                                                             ----------
     2001............................................................ $1,265,000
     2002............................................................  1,465,000
     2003............................................................  1,173,000
     2004............................................................    935,000
     2005............................................................    190,000
                                                                      ----------
                                                                      $5,028,000
                                                                      ==========

10. Employee Benefit Plan

The Company sponsors a 401(k) defined-contribution plan (401(k) Plan) covering substantially all eligible employees. Employee contributions to the 401(k) Plan are voluntary. The Company contributes an amount equal to 50% of a covered employee's eligible contribution not to exceed 6% of a participant's compensation. Employer contributions vest over a period of three years. Participants may contribute up to 15% of their salary up to the annual tax deferred contribution limit allowed by the Internal Revenue Service. The Company's total matching contributions to the 401(k) Plan were $391,000, $732,000 and $799,000 for the years ended December 31, 1998, 1999, and 2000, respectively. The Company may contribute additional amounts to the 401(k) Plan at its discretion. These discretionary employer contributions vest over a period of six years. No discretionary contributions have been made to the 401(k) Plan by the Company.

11. Series A Redeemable Preferred Stock and Shareholders' Equity

 Common Stock

In March 1996, the Company sold 20,000,000 shares of common stock to the Parent for $1,000. In October 1996, the Company sold 1,052,640 shares to Premier Purchasing Partners, L.P. (Premier), a hospital group purchasing organization, for $100.

                     American Pharmaceutical Partners, Inc.

 Common Shares Issuable

Pursuant to an agreement that expires March 31, 2001, Premier can earn, at no cost, up to a maximum of 3,157,896 additional common shares of the Company's common stock based upon the level of sales by the Company to Premier's partners. As of December 31, 2000, 1,699,998 shares had been earned by and issued to Premier, and an additional 8,185 shares had been earned, but not issued. As of December 31, 2000, 1,457,898 common shares are reserved for future issuance pursuant to this agreement.

The Company accrues for the shares, at their estimated fair value, as the shares are earned by Premier. The estimated fair value of shares earned by Premier amounted to $586,000, $2,082,000, and $4,782,000 for the years ended December 31, 1998, 1999, and 2000, respectively, and have been classified as a reduction of net sales in the accompanying statements of operations.

 Shares Reserved for Issuance

As of December 31, 2000, 14,810,475 common shares are reserved for issuance in the event of conversion of convertible preferred stock, 3,991,090 common shares are reserved for the exercise of stock options, 1,457,898 common shares are reserved for issuance to Premier and 234,126 common shares are reserved for the exercise of the warrant.

 Warrant

Pursuant to an obligation arising from services performed related to the financing of the Fujisawa Acquisition, the Company issued a warrant to an investment banking firm to purchase up to an aggregate of 234,126 shares of common stock at an exercise price of $3.54 per share. The warrant expires on June 1, 2002. The fair value of the warrant, $393,000 based upon the Black-Scholes option pricing model, was recorded as deferred financing costs as of the date of the Fujisawa Acquisition.

 Preferred Stock

In June 1998, the Company sold 2,821,035 shares of Series A convertible preferred stock for $10,000,000 to an unrelated party. Also, during 1998, the Company entered into a Stock Purchase Agreement with the Parent whereby the Company sold 4,231,585 shares of Series B convertible preferred stock for $15,000,000, 1,410,530 shares of Series C convertible preferred stock for $5,000,000, and 6,347,325 shares of Series D convertible preferred stock for consideration of the Parent's issue of preferred stock, amounting to $22,500,000, in connection with the Fujisawa Acquisition.

 Conversion Rights

Each share of convertible preferred stock is convertible into one share of common stock at the option of the holder at a conversion price of $3.5448 per share, subject to certain anti-dilution adjustments. However, shares of Series A preferred stock are not convertible by the Series A preferred shareholders until after the fifth day prior to any redemption date applicable to each share. Notwithstanding, all shares of all series of preferred stock convert automatically to common stock upon closing of an initial public offering of the Company in excess of $35,000,000 with a per share offering price of at least $8.00 per share. In addition, elective conversion by at least 50% of a series' shareholders causes automatic conversion of the remaining shares of the series.

                     American Pharmaceutical Partners, Inc.

 Redemption

The Company does not have the right to purchase, call, redeem, or acquire for value any of the Series A convertible preferred stock. The Company becomes obligated to redeem all of the outstanding shares of Series A preferred stock upon written request for redemption by two-thirds of the Series A preferred shareholders on or after January 23, 2003. One-twelfth of the shares will be redeemed three months subsequent to the redemption demand and ratably every three months thereafter. The redemption price of the Series A convertible preferred stock is equal to $3.5448 per share, plus 10% per annum thereon and plus all declared and unpaid dividends as of the redemption date. The 10% per annum growth in redemption price is recorded in a manner similar to undeclared cumulative dividends.

 Voting Rights

Each holder of common stock is entitled to one vote for each share held. Each holder of Series A, Series B, Series C, and Series D convertible preferred stock is entitled to the number of votes equal to the largest number of full shares of common stock into which each share of preferred stock is convertible. In addition, approval of a majority of preferred shareholders is required to effect certain sales of the Company, or its liquidation, dissolution, or winding up, among other matters.

 Dividends

The holders of Series A, Series B, and Series C convertible preferred stock are entitled to receive, on a pro rata basis, when and if declared by the Board, noncumulative cash dividends at the annual rate of 8% ($0.2836 per share), in preference to any cash dividends on the Series D convertible preferred stock or the common stock. Next in preference, the holders of the Series D convertible preferred stock are entitled to receive, when and if declared by the Board, noncumulative cash dividends at the annual rate of 8% ($0.2836 per share), in preference to any cash dividends on the common stock. Preferred shareholders also participate in dividends declared on common stock based upon the number of shares of common stock into which the preferred stock is convertible. Declaration of a common stock dividend requires approval of a majority of outstanding preferred shareholders.

 Liquidation Rights

In the event of any liquidation, sale, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of Series A, Series B, and Series C convertible preferred stock have liquidation preferences based upon a rate of $3.5448 per share plus an amount equal to undeclared dividends, determined as if the dividends had been cumulative dividends, which are pro rata to each other and in preference to the liquidation rights of the holders of the Series D convertible preferred stock and common stock. The holders of Series D convertible preferred stock have the next liquidation preference computed on the same basis as for the Series A, Series B, and Series C convertible preferred stock liquidation preferences. Thereafter, the common shareholders are entitled to receive all remaining assets of the Company to be distributed.

12. Stock Options

During 1998, the Company's Board of Directors authorized a stock option plan
(Plan). Under the Plan, options to purchase shares of the Company's common stock may be granted to certain employees and directors with an exercise price equal to the estimated fair market value of the Company's common stock on the date of grant. The stock options have a term of 10 years, with a vesting period of four years. All options granted to employees on December 1, 1999, and previously, vest immediately upon the completion of an Initial Public Offering by the Company.

                     American Pharmaceutical Partners, Inc.

Stock options activity is as follows:

                                               Exercise Price
                            --------------------------------------------------------
                                                                        Weighted-
                                                                         Average
                              $0.05      $3.00     $4.00     Total    Exercise Price
                            ---------  ---------  -------  ---------  --------------
   Options
   Outstanding at January
    1, 1998................ 1,250,000          -        -  1,250,000      $ .05
     Granted...............    75,000  1,844,800        -  1,919,800       2.88
     Exercised.............   (37,500)         -        -    (37,500)       .05
     Forfeited.............         -    (25,900)       -    (25,900)      3.00
                            ---------  ---------  -------  ---------      -----
   Outstanding at December
    31, 1998............... 1,287,500  1,818,900        -  3,106,400       1.78
     Granted...............         -     38,100  337,400    375,500       3.90
     Exercised.............   (18,750)         -        -    (18,750)       .05
     Forfeited.............         -   (209,800)  (4,800)  (214,600)      3.02
                            ---------  ---------  -------  ---------      -----
   Outstanding at December
    31, 1999............... 1,268,750  1,647,200  332,600  3,248,550       1.95
     Granted...............         -          -  620,514    620,514       4.00
     Exercised.............   (18,750)    (8,875)     (35)   (27,660)      1.00
     Forfeited.............         -   (109,350) (63,775)  (173,125)      3.37
                            ---------  ---------  -------  ---------      -----
   Outstanding at December
    31, 2000............... 1,250,000  1,528,975  889,304  3,668,279      $2.24
                            =========  =========  =======  =========      =====

The following table summarizes information about all stock options outstanding as of December 31, 2000:

                                         Options Outstanding                 Options Exercisable
                            ---------------------------------------------- ------------------------
                                        Weighted-Average      Weighted-                Weighted-
                            Number of Remaining Contractual    Average     Number of    Average
   Exercise Price Ranges     Shares           Life          Exercise Price  Shares   Exercise Price
   ---------------------    --------- --------------------- -------------- --------- --------------
   $0.05................... 1,250,000         6.54              $ .05      1,250,000     $ .05
   $3.08--$4.00............ 2,418,279         7.50               3.37        821,758      3.09
                            ---------                                      ---------
                            3,668,279                                      2,071,758
                            =========                                      =========

Effective October 30, 1998, the Company approved the grant of an option to purchase 75,000 shares of its common stock at $.05 per share to a non-employee director. Half of the options vested immediately and the remaining options vested over two years. Compensation expense of $127,000 $86,000 and $83,000 associated with these options was recorded for the years ended December 31, 1998, 1999 and 2000, respectively.

Additionally, the Company approved on November 23, 1999, the grant of options as of December 10, 1998, to two non-employee directors to purchase 25,000 shares of its common stock at $3.00 per share. Options for 1,000 shares were vested immediately upon grant and the remaining options vest ratably for board meetings attended by the option holders after December 10, 1998.

At December 31, 2000, there were 322,811 additional shares available for grant under the Plan.

 Stock-Based Compensation

In connection with the granting of certain options to certain employees, the amount of related compensation to be recognized was determined by the Company to be the difference between the stock option exercise price and the fair value of the Company's common stock at that date as estimated by the Company's management for

                     American Pharmaceutical Partners, Inc.

financial reporting purposes. For these stock options, the related compensation was recorded as deferred stock-based compensation that is classified as a reduction of shareholders' equity and is being amortized to expense on an accelerated basis using the graded vesting method over the stock options' vesting period in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 28. Such expense amounted to $2,000 and $593,000 for the years ended December 31, 1999 and 2000, respectively. The remaining amount of stock-based compensation during these years are dates to the stock options granted to a non-employee director.

 Pro Forma Information about Stock Options

For the purposes of determining the pro forma effect under SFAS No. 123 of stock options granted to employees and directors options, the fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model assuming, among other things, no dividend yield, a risk-free interest rate of 5.5%, volatility of 59%, 62% and 83% for the years ended December 31, 1998, 1999 and 2000, respectively, and an expected life of four to five years. The weighted-average fair value of the options granted was $.70, $.77 and $2.45 during the years ended December 31, 1998, 1999 and 2000, respectively.

If the Company had accounted for its stock options in accordance with SFAS No. 123 over the stock options' normal vesting periods, the pro forma net income
(loss) and related pro forma per share information would have been as follows:

                                                  Years ended December 31,
                                               --------------------------------
                                                 1998        1999       2000
                                               ---------  ---------- ----------
   Pro forma net income (loss)................ $(600,000) $5,887,000 $7,642,000
   Pro forma net income (loss) per share
     Basic....................................      (.05)        .22        .29
                                               =========  ========== ==========
     Diluted..................................      (.05)        .14        .18
                                               =========  ========== ==========

The pro forma disclosure is not likely to be indicative of pro forma results that may be expected in future years because of the fact that options vest over several years; pro forma compensation expense is recognized as the options vest and additional awards may also be granted.

13. Income Taxes

Deferred tax assets and liabilities consist of the following:

                                                             December 31,
                                                         ----------------------
                                                            1999        2000
                                                         ----------  ----------
   Deferred tax assets:
     Inventory.......................................... $1,519,000  $1,420,000
     Customer discounts.................................  1,007,000     404,000
     Other accruals and reserves........................  1,502,000   3,945,000
                                                         ----------  ----------
       Total deferred tax assets........................  4,028,000   5,769,000
   Deferred tax liabilities:
     Depreciation basis differences.....................   (430,000)    (85,000)
     State income taxes.................................    161,000           -
                                                         ----------  ----------
       Total deferred tax liabilities...................   (269,000)    (85,000)
                                                         ----------  ----------
       Net deferred tax asset........................... $3,759,000  $5,684,000
                                                         ==========  ==========

                     American Pharmaceutical Partners, Inc.

The provision for income tax consists of the following:

                                              Year ended December 31,
                                        -------------------------------------
                                           1998         1999         2000
                                        -----------  -----------  -----------
   Current:
     Federal........................... $ 1,554,000  $ 4,422,000  $ 5,807,000
     State.............................     404,000    1,183,000    1,588,000
     Foreign...........................           -       54,000            -
                                        -----------  -----------  -----------
       Total current...................   1,958,000    5,659,000    7,395,000

   Deferred:
     Federal...........................  (1,779,000)  (1,200,000)  (1,604,000)
     State.............................    (468,000)    (312,000)    (321,000)
                                        -----------  -----------  -----------
       Total deferred..................  (2,247,000)  (1,512,000)  (1,925,000)
                                        -----------  -----------  -----------
       Total provision (benefit) for
        income taxes................... $  (289,000) $ 4,147,000  $ 5,470,000
                                        ===========  ===========  ===========

The amount of allocated current liability for income taxes of the Company accounted through the due from American BioScience, Inc. account is $5,244,000 and $7,003,000, for the years ended December 31, 1999 and 2000, respectively.

A reconciliation of the federal statutory rate to the Company's effective tax rate is as follows:

                                                              Year ended
                                                             December 31,
                                                            ------------------
                                                            1998    1999  2000
                                                            -----   ----  ----
   Tax provision at statutory federal rate................. (34.0)% 34.0% 34.0%
   State income taxes, net of federal income tax benefit...  (5.2)   6.2   6.4
   Nondeductible expenses..................................   3.1    0.3   1.2
                                                            -----   ----  ----
   Effective tax rate...................................... (36.1)% 40.5% 41.6%
                                                            =====   ====  ====

Through December 31, 2000, the Company has been included in the consolidated income tax returns of the Parent. If, in the future, the Parent's ownership interest in the Company, as defined by Internal Revenue Service regulations, drops below 80%, the Company will no longer qualify to be included in the consolidated federal income tax return of the Parent.

14. Regulatory Matters

The Company is subject to regulatory oversight by the United States Food and Drug Administration (FDA) with respect to the development and manufacturing of its products. Failure to comply with FDA requirements can have a significant effect on the Company's business and operations. Current management has designed a system of controls to attempt to ensure compliance with FDA requirements.

                     American Pharmaceutical Partners, Inc.

15. Litigation

 VivoRx, Inc. and VivoRx Diabetes, Inc.

During 1999, VivoRx, Inc. and VivoRx Diabetes, Inc. (collectively "VivoRx") brought an action against Parent, the Company and the Company's chairman and chief executive officer relating to the development of the businesses of Parent and the Company while the Company's chairman and chief executive officer was also serving as the chief executive officer and chairman of VivoRx.

This action was settled in February 2001. Under the settlement, the Company is jointly and severally liable with Parent to pay VivoRx the remaining obligations under the settlement agreement as follows: $10,000,000 in 2001, $12,000,000 in 2002 and $12,000,000 in 2003. The settlement also provides that, unless an initial public offering of Parent or the Company has closed before February 26, 2002, $6,000,000 of the payments due in 2002 and 2003 may be paid in Parent's common stock, in which case, an additional $2,000,000 in cash is payable to VivoRx in 2004. The respective Boards of Directors of the Company and of Parent have passed resolutions allocating $3,400,000 of the settlement obligation to the Company and the remaining $30,600,000 to Parent. The allocation of the settlement was based upon Parent obtaining clear title and ownership to its intellectual property, including the intellectual property underlying Parent's ABI-007 product candidate.

The Company's share of the loss on settlement, $3,400,000, is included in litigation settlements, net in the accompanying consolidated statement of operations for the year ended December 31, 2000.

 Patent Matters

On January 27, 1997, Research Corporation Technologies, Inc. and Bristol-Myers Squibb Company jointly filed suit against Fujisawa alleging patent infringement by a generic cisplatin product. Due to the sale of certain assets to the Company, the Company has been substituted as the party in interest in place of Fujisawa.

On October 25, 1999, an opinion was issued by a Federal District Court to the effect that the patent was invalid under the doctrine of obviousness-type double patenting. The Company commenced marketing of cisplatin after the date of the aforementioned opinion. On December 5, 1999, a final judgment order was entered. The plaintiffs appealed that judgment order to the U.S. Court of Appeals for the Federal Circuit; however, in March 2001, the Court of Appeals announced that it upheld the Federal District Court's opinion.

 Other

A complaint was filed against the Company related to a Manufacturing and Distribution Agreement. In response, the Company filed a cross-complaint. The parties reached a settlement in March 2000, resulting in a gain of $2,018,000 during the year ended December 31, 2000, which is included in litigation settlement, net in the accompanying consolidated statement of operations.

Additional amounts are to be paid to the Company subsequent to December 31, 2000, if the Company meets certain conditions of the settlement agreement.

The Company is from time to time subject to claims and litigation arising in ordinary causes of business. These claims have included assertions that the Company's products infringe existing patents. The Company intends to defend vigorously any such litigation that may arise and to assert all available defenses to allegations of patent infringement that would be available to the Company. In the opinion of management, the ultimate outcome of such proceedings will not have a material adverse effect on the consolidated financial position or results of operation of the Company.

                     American Pharmaceutical Partners, Inc.

16. Events Subsequent to December 31, 2000 (Unaudited)

 2001 Stock Incentive Plan

In May 2001, the Company's Board of Directors, subject to the approval of the Company's stockholders, adopted the 2001 Stock Incentive Plan which provides for the grant of incentive stock options for employees, non-qualified stock options to employees, directors and consultants, and other types of awards. The Company has reserved 3,000,000 shares of its common stock for issuance under the 2001 Stock Incentive Plan.

 2001 Employee Stock Purchase Plan

In May 2001, the Company's Board of Directors, subject to the approval of the Company's stockholders, adopted the 2001 Employee Stock Purchase Plan which is intended to qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code. An aggregate of 2,000,000 shares of the Company's common stock will initially be reserved for issuance and will provide for annual increases in the number of shares of the Company's common stock subject to the 2001 Employee Stock Purchase Plan equal to the lesser of 1,500,000 shares, a number of shares equal to 2% of the total number of shares outstanding or a number of shares as determined by the Company's Board of Directors.

 Transactions With American BioScience, Inc.

   Tax Sharing and Indemnification Agreement

In July 2001, the Company and Parent entered into a tax sharing and indemnification agreement (Tax Agreement) that provides for the allocation and payment of income taxes for periods during which the Company and Parent were included in the same consolidated group for federal income tax purposes or the same consolidated, combined, or unitary returns for state income tax purposes. The Tax Agreement also covers the conduct of income tax audits and the handling of income tax controversies.

Under the Tax Agreement, for periods during which the Company is included in the Parent's consolidated federal income tax returns or state consolidated, combined, or unitary tax returns, the Company is required to pay an amount of income tax equal to the amount the Company would have paid had the Company filed its tax returns as a separate entity, except in cases where the consolidated or combined group as a whole realized a detriment on a consolidated or combined basis. If any adjustment is made to the Company's share of any consolidated or combined income tax returns, the Company shall pay to Parent, or Parent shall pay to the Company, as the case may be, the amount of such adjustment.

               Unaudited Interim Financial Statement Information

                     American Pharmaceutical Partners, Inc.

                           Consolidated Balance Sheet
                                 June 30, 2001
                                  (Unaudited)

Assets
Current assets:
  Cash and cash equivalents...................................... $          -
  Accounts receivable, less allowances for doubtful accounts of
   $449,000......................................................   39,236,000
  Inventories....................................................   43,233,000
  Prepaid expenses and other current assets......................    1,037,000
  Deferred income taxes..........................................    5,549,000
                                                                  ------------
    Total current assets.........................................   89,055,000

Property, plant and equipment, net...............................   52,078,000
Investment in Drug Source Co., LLC...............................      804,000
Product license rights...........................................      300,000
Deferred financing costs, net of accumulated amortization of
 $351,000........................................................      293,000
                                                                  ------------
    Total assets................................................. $142,530,000
                                                                  ============

Liabilities and shareholders' equity
Current liabilities:
  Accounts payable............................................... $ 13,873,000
  Accrued expenses...............................................   14,861,000
  Chargeback liabilities, net of advances........................   16,665,000
  Revolving line of credit.......................................   15,443,000
  Current maturities of long-term debt...........................    4,501,000
                                                                  ------------
    Total current liabilities....................................   65,343,000

Deferred income taxes............................................       85,000
Long-term debt, less current maturities..........................   12,688,000

Commitments and contingencies

Series A convertible redeemable preferred stock--No par value;
 2,821,035 shares authorized; 2,821,035 issued and outstanding,
 liquidation preference $12,467,000..............................   13,083,000

Shareholders' equity:
  Common stock--No par value; 100,000,000 shares authorized;
   22,841,748, shares issued, and outstanding....................   14,866,000
  Series B convertible preferred stock--No par value; 4,231,585 shares authorized, issued, and outstanding; liquidation
   preference $18,700,000........................................   15,000,000
  Series C convertible preferred stock--No par value; 1,410,530 shares authorized, issued, and outstanding; liquidation
   preference $6,233,000.........................................    5,000,000
  Series D convertible preferred stock--No par value; 6,347,325 shares authorized, issued, and outstanding; liquidation
   preference $28,050,000........................................   22,500,000
  Amounts due from American BioScience, Inc. ....................  (17,352,000)
  Deferred stock-based compensation..............................   (5,048,000)
  Retained earnings..............................................   16,377,000
  Other comprehensive income (loss)..............................      (12,000)
                                                                  ------------
    Total shareholders' equity...................................   51,331,000
                                                                  ------------
    Total liabilities and shareholders' equity................... $142,530,000
                                                                  ============

See accompanying notes.

                     American Pharmaceutical Partners, Inc.

                       Consolidated Statements of Income
                                  (Unaudited)

                                                    Six months ended June 30,
                                                    --------------------------
                                                        2000          2001
                                                    ------------  ------------
Net sales.......................................... $ 81,156,000  $ 87,814,000
Cost of sales......................................   49,461,000    56,967,000
                                                    ------------  ------------
Gross margin.......................................   31,695,000    30,847,000
Operating expenses:
  Research and development costs...................    6,424,000     5,916,000
  Selling, general, and administrative expenses....   15,579,000    14,147,000
  Stock-based compensation.........................      136,000     1,075,000
                                                    ------------  ------------
    Total operating expenses.......................   22,139,000    21,138,000
                                                    ------------  ------------
Income from operations.............................    9,556,000     9,709,000

Other income (expense):
  Gain on litigation settlement....................    1,515,000       500,000
  Interest income (including $323,000 from American
   BioScience, Inc.)...............................      127,000       364,000
  Interest expense.................................     (825,000)   (1,106,000)
                                                    ------------  ------------
    Total other income (expense)...................      817,000      (242,000)
                                                    ------------  ------------
Income before income taxes.........................   10,373,000     9,467,000
Provision for income taxes.........................    4,223,000     4,013,000
                                                    ------------  ------------
Net income.........................................    6,150,000     5,454,000
Less imputed preferred stock dividends.............     (500,000)     (500,000)
                                                    ------------  ------------
Income applicable to common stock.................. $  5,650,000  $  4,954,000
                                                    ============  ============
Income per common share:
  Basic............................................ $        .25  $        .22
                                                    ============  ============
  Diluted.......................................... $        .16  $        .13
                                                    ============  ============

The composition of stock-based compensation is as follows:

Research and development costs..................... $      7,000  $    100,000
Selling, general and administrative expenses.......      129,000       975,000
                                                    ------------  ------------
                                                    $    136,000  $  1,075,000
                                                    ============  ============

See accompanying notes.

                    American Pharmaceutical Partners, Inc.

                Consolidated Statement of Shareholders' Equity
                        Six months ended June 30, 2001
                                  (Unaudited)

                                                                                                           Amounts Due
                                          Series B Convertible  Series C Convertible Series D Convertible      from
                        Common Stock         Preferred Stock      Preferred Stock       Preferred Stock      American
                   ---------------------- --------------------- -------------------- --------------------- BioScience,
                     Shares     Amount     Shares     Amount     Shares     Amount    Shares     Amount        Inc.
                   ---------- ----------- --------- ----------- --------- ---------- --------- ----------- ------------
Balance at
January 1, 2001..  22,836,548 $ 9,268,000 4,231,585 $15,000,000 1,410,530 $5,000,000 6,347,325 $22,500,000 $ (7,105,000)
Net loan to
American
BioScience,
Inc. ............           -           -         -           -         -          -         -           -  (10,247,000)
Exercise of stock
options..........       5,200      26,000         -           -         -          -         -           -            -
Grants of stock
options..........           -   5,179,000         -           -         -          -         -           -            -
Amortization of
deferred stock-
based
compensation.....           -           -         -           -         -          -         -           -            -
Issuance of
warrants.........           -     393,000         -           -         -          -         -           -            -
Comprehensive
income:
 Net income......           -           -         -           -         -          -         -           -            -
 Foreign currency
 translation
 loss............           -           -         -           -         -          -         -           -            -
Imputed preferred
stock dividends..           -           -         -           -         -          -         -           -            -
                   ---------- ----------- --------- ----------- --------- ---------- --------- ----------- ------------
Balance at June
30, 2001.........  22,841,748 $14,866,000 4,231,585 $15,000,000 1,410,530 $5,000,000 6,347,325 $22,500,000 $(17,352,000)
                   ========== =========== ========= =========== ========= ========== ========= =========== ============
                     Deferred                     Other
                   Stock-Based    Retained    Comprehensive
                   Compensation   Earnings    Income (Loss)    Total
                   ------------- ------------ ------------- -------------
Balance at
January 1, 2001..  $  (944,000)  $11,423,000    $ (1,000)   $ 55,141,000
Net loan to
American
BioScience,
Inc. ............            -             -           -     (10,247,000)
Exercise of stock
options..........            -             -           -          26,000
Grants of stock
options..........   (5,179,000)            -           -               -
Amortization of
deferred stock-
based
compensation.....    1,075,000             -           -       1,075,000
Issuance of
warrants.........            -             -           -         393,000
Comprehensive
income:
 Net income......            -     5,454,000           -       5,454,000
 Foreign currency
 translation
 loss............            -             -     (11,000)        (11,000)
                                                            -------------
                                                               5,443,000
Imputed preferred
stock dividends..            -      (500,000)          -        (500,000)
                   ------------- ------------ ------------- -------------
Balance at June
30, 2001.........  $(5,048,000)  $16,377,000    $(12,000)   $ 51,331,000
                   ============= ============ ============= =============

See accompanying notes.

                     American Pharmaceutical Partners, Inc.

                     Consolidated Statements of Cash Flows
                                  (Unaudited)

                                                   Six months ended June 30,
                                                   ---------------------------
                                                       2000          2001
                                                   ------------  -------------
Cash flows from operating activities
Net income.......................................  $  6,150,000  $   5,454,000
Adjustments to reconcile net income to net cash
 provided by (used in) activities:
  Depreciation...................................     3,750,000      4,210,000
  Amortization...................................        65,000         64,000
  Stock-based compensation.......................       136,000      1,075,000
  Gain on sale of property, plant and equipment..             -        (53,000)
  Deferred income taxes..........................      (243,000)       220,000
  Equity in net income of Drug Source Co., LLC...             -       (706,000)
  Common stock earned by Premier.................     1,856,000      1,754,000
  Changes in operating assets and liabilities:
    Accounts receivable, net of chargeback
     liabilities.................................    (4,836,000)    (7,002,000)
    Inventories..................................    (6,481,000)    (7,593,000)
    Prepaid expenses and other current assets....      (352,000)      (186,000)
    Accounts payable and accrued expenses........     8,744,000      1,703,000
                                                   ------------  -------------
    Net cash provided by (used in) operating
     activities..................................     8,789,000     (1,060,000)
Cash flows from investing activities
Purchases of property, plant and equipment.......    (7,794,000)    (2,624,000)
Purchase of product license rights...............             -       (300,000)
                                                   ------------  -------------
    Net cash used in investing activities........    (7,794,000)    (2,924,000)
Cash flows from financing activities
Net borrowings on revolving line of credit.......             -     15,443,000
Payments on long-term debt.......................    (2,816,000)    (1,750,000)
Proceeds from the exercise of stock options......             -         26,000
Increase in amounts due from American BioScience,
 Inc.............................................    (3,615,000)   (10,247,000)
                                                   ------------  -------------
Net cash provided by (used in) financing
 activities......................................    (6,431,000)     3,472,000
                                                   ------------  -------------
Decrease in cash and cash equivalents............    (5,436,000)      (512,000)
Foreign currency translation loss................         8,000         11,000
Cash and cash equivalents at beginning of
 period..........................................     5,428,000        501,000
                                                   ------------  -------------
Cash and cash equivalents at end of period.......  $          -  $           -
                                                   ============  =============
Supplemental disclosures of cash flow information
Cash paid for:
  Interest expense...............................  $  1,035,000  $   1,141,000
  Income taxes (including in lieu of payments to
   American BioScience, Inc.)....................     4,844,000      3,423,000

Supplemental schedule of noncash financing
 activities
Imputed preferred stock dividends................       500,000        500,000

See accompanying notes.

                     American Pharmaceutical Partners, Inc.

          Notes to Interim Condensed Consolidated Financial Statements
                                 June 30, 2001
                                  (Unaudited)

1. Summary of Significant Accounting Policies

 Description of Business

American Pharmaceutical Partners, Inc. (Company) is a majority owned subsidiary of American BioScience, Inc. (Parent), a California corporation. The Company was incorporated in the state of California on March 26, 1996. At June 30, 2001, the Parent owns 20,000,000 shares of the Company's common stock and 4,231,585, 1,410,530, and 6,347,325 shares of the Company's Series B, Series C, and Series D preferred stock, respectively.

The Company is a specialty pharmaceutical company that develops, manufactures, and markets injectable pharmaceutical products, with a primary focus in the areas of oncology, infectious disease, and critical care. The majority of the Company's products are used in hospital or urgent care clinical settings and are primarily contracted and distributed through group purchasing organizations and drug wholesalers.

 Interim Financial Information

The financial information as of June 30, 2001, and for the six months ended June 30, 2000 and 2001, is unaudited and includes all adjustments, consisting only of normal recurring adjustments, that the Company's management considers necessary for a fair presentation of such financial information. Operating results for the six months ended June 30, 2001, are not necessarily indicative of results to be expected for the full year ending December 31, 2001, or any future period.

 Basis of Consolidation

The consolidated financial statements include the assets, liabilities and results of operations of the Company and its subsidiaries. The investment in 50% of Drug Source Co. LLC, made in June 2000, is accounted for using the equity method and the Company's equity in the net income of Drug Source Co., LLC, which amounted to $706,000 for the six months ended June 30, 2001, is included in net sales in the accompanying consolidated statements of income. All material intercompany balances and transactions have been eliminated.

 Quarterly Periods

The Company uses a 52-week, 53-week fiscal year that ends on the Saturday nearest to December 31. For quarterly reporting purposes, the quarterly periods end on the Saturday nearest to the end of the quarter. For clarity of presentation all periods are presented as if the quarter ended on June 30. Both of the six month periods ended June 30, 2000 and 2001 contained 26 weeks.

 Accounts Receivable and Concentration of Credit Risk

The Company has executed contracts, varying between one and seven years, with group purchasing organizations and individual hospital groups to supply the Company's products to hospitals and alternate site customers. As is traditional in the pharmaceutical industry, the Company sells a significant portion of its products to wholesalers who, in turn, fulfill the Company's contracts. Four wholesalers each individually comprise from 15% to 25% of the Company's sales annually and, collectively, comprised 72% of the Company's sales for the six months ended June 30, 2000 and 2001.

                     American Pharmaceutical Partners, Inc.

                                  (Unaudited)

Accounts receivable primarily represent receivables from wholesalers and other direct customers. These four wholesalers described above represent approximately 80% and 77% of net accounts receivable at June 30, 2000 and 2001, respectively. The remaining receivables are from other wholesalers, hospitals and other end users. Receivables from export accounts represent approximately 8% and 7% of net accounts receivable at June 30, 2000 and 2001, respectively.

The Company performs ongoing credit evaluations of its customers' financial condition, and generally does not require collateral. Allowances are maintained for potential credit losses and such losses have been within management's expectations.

 Capitalized Interest

Interest expense of $187,000 was capitalized related to a major construction project for the six months ended June 30, 2000. No interest was capitalized for the six months ended June 30, 2001.

 Revenue Recognition

The Company recognizes revenue upon shipment of products to customers, upon fulfillment of acceptance terms, if any, and when no significant contractual obligations remain. Adjustments to net sales are made for estimated sales discounts offered due to wholesaler chargebacks (as more fully described below), contractual allowances and early payment discounts. The fair value of common stock earned by Premier (see Note 7) is deducted from net sales. The Company provides for returns at the time of sale based on estimated product returns. The Company's revenue recognition policies are in compliance with Securities and Exchange Commission Staff Accounting Bulletin No. 101.

Shipping and handling fees billed to customers are recognized in net sales. Shipping and handling costs are included in cost of sales.

 Chargeback Liabilities, Net of Advances

The majority of the Company's products are distributed through independent wholesalers. Sales to wholesalers are transacted at the Company's wholesale list price. The wholesalers generally sell to a hospital, alternative healthcare facility, or an independent pharmacy at a contractual price previously established between the end users and the Company.

When the Company records a sale, an allowance, or chargeback, for the difference between the wholesale list price and the estimated contractual sales price, based upon a historical experience rating, is recorded to properly reflect its net sales.

 Stock-Based Compensation

As permitted by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation," (SFAS No. 123) the Company accounts for stock options granted to its employees and outside directors using the intrinsic value method. Certain of the Company's stock options have been granted with exercise prices below the fair value of the Company's common stock as estimated by the Company's management for financial reporting purposes. For these stock options, the Company has recorded deferred stock-based compensation for the difference between their exercise prices and such estimated fair values which is being amortized to expense on an accelerated basis using the graded vesting method over the stock options' vesting period in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 28.

                     American Pharmaceutical Partners, Inc.

                                  (Unaudited)

 Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. The Company routinely estimates chargeback liabilities and other sales allowances. Actual results could differ from those estimates.

 Earnings Per Common Share

Basic income (loss) per common share is computed by dividing net income (loss) applicable to common stock by the weighted-average number of common shares outstanding plus, when not anti-dilutive, the number of common shares earned but not yet issued to Premier (see Note 7). Dilutive income per common share is computed by dividing net income applicable to common stock by the weighted-average number of common shares used for the basic calculations plus potentially dilutive shares for the portion of the year that the shares were outstanding. Potentially dilutive common shares result from outstanding stock options and warrant, and Series B, Series C, and Series D convertible preferred stock. The assumed conversion of Series A convertible preferred stock is anti-dilutive.

Calculations of basic and diluted income per common share are based on the following (in thousands, except per share amounts):

                                                                Six months
                                                              ended June 30,
                                                              ----------------
                                                               2000     2001
                                                              -------  -------
Basic and dilutive numerator:
  Net income................................................. $ 6,150  $ 5,454
  Less dividends on Series A convertible preferred stock.....    (500)    (500)
                                                              -------  -------
    Net income (loss) applicable to common stock............. $ 5,650  $ 4,954
                                                              =======  =======
Denominator:
Weighted-average common shares outstanding...................  22,242   22,838
Weighted-average common shares earned by, but not issued to,
 Premier.....................................................     134      125
                                                              -------  -------
Weighted-average common shares--Basic........................  22,376   22,963

Net effect of dilutive securities:
  Stock options..............................................   1,895    2,893
  Warrant....................................................     111      175
Conversion of convertible preferred stock:
  Series B...................................................   4,232    4,232
  Series C...................................................   1,410    1,410
  Series D...................................................   6,347    6,347
                                                              -------  -------
Weighted-average common shares--Diluted......................  36,371   38,020
                                                              =======  =======
Net income per common share--Basic........................... $   .25  $   .22
                                                              =======  =======
Net income per common share--Diluted......................... $   .16  $   .13
                                                              =======  =======

                     American Pharmaceutical Partners, Inc.

                                  (Unaudited)

2. Transactions with Parent Company

A summary of activity in the due from Parent account for the six months ended June 30, 2001 is as follows:

     Balance at January 1, 2001.................................... $ 7,105,000
     Payments on behalf of the Parent:
      New product development......................................   3,329,000
      Income taxes.................................................   5,730,000
      Other........................................................   4,288,000
     Interest charged to Parent....................................     323,000
     In lieu of income tax liability...............................  (3,423,000)
                                                                    -----------
     Balance at June 30, 2001...................................... $17,352,000
                                                                    ===========

The amount due from the Parent has no specified repayment terms. The amounts due from the Parent bear interest at a rate equal to the Company's rate of interest on its revolving line of credit (6.6% at June 30, 2001) effective as of February 1, 2001. Previously, the amounts due from Parent did not bear interest.

As of June 30, 2001, the Parent's primary asset is its intellectual property and its liquid assets are not significant in amount. For the Parent to repay the balance of the loan to the Company and to pay off its share of the litigation settlement to VivoRx, Inc. and VivoRx Diabetes, Inc. (see Note 9), the Parent will have to raise additional capital or monetize a portion of its intellectual property or its investment in the Company. The amount due from the Parent is included as a deduction from shareholders' equity.

3. Inventories

Inventories consist of the following at June 30, 2001:

     Finished goods................................................. $13,731,000
     Work-in-process................................................   9,601,000
     Raw materials..................................................  19,901,000
                                                                     -----------
                                                                     $43,233,000
                                                                     ===========

4. Property, Plant, and Equipment

Property, plant, and equipment consist of the following at June 30, 2001:

     Land.......................................................... $ 2,384,000
     Building and improvements.....................................  32,492,000
     Machinery and equipment.......................................  28,710,000
     Furniture and fixtures........................................   3,598,000
     Construction in progress......................................   6,890,000
                                                                    -----------
                                                                     74,074,000
     Less allowance for depreciation...............................  21,996,000
                                                                    -----------
                                                                    $52,078,000
                                                                    ===========

                     American Pharmaceutical Partners, Inc.

                                  (Unaudited)

5. Accrued Liabilities

Accrued liabilities consist of the following at June 30, 2001:

     Payroll and employee benefits................................. $ 4,249,000
     Legal.........................................................     250,000
     Insurance.....................................................   1,164,000
     Sales and marketing...........................................   6,433,000
     Other.........................................................   2,765,000
                                                                    -----------
                                                                    $14,861,000
                                                                    ===========

6. Credit

Long-term debt consists of the following at June 30, 2001:

     Tranche A Term Loan........................................... $14,800,000
     Tranche B Term Loan...........................................   2,388,000
     Other.........................................................       1,000
                                                                    -----------
                                                                     17,189,000
     Less current maturities of long-term debt.....................  (4,501,000)
                                                                    -----------
                                                                    $12,688,000
                                                                    ===========

During 1998, the Company entered into a credit facility providing for two term loans totaling $25,000,000 and a revolving line of credit agreement for an amount not to exceed $25,000,000. The proceeds of the revolving line of credit have been used for general working capital purposes. The revolving line of credit agreement expires on June 1, 2003.

The aggregate principal of the term loans is payable in consecutive monthly installments with the final maturity on June 1, 2003. The following are scheduled maturities of the term loans:

     Year                                                              Amount
     ----                                                            -----------
     2001........................................................... $ 2,250,000
     2002...........................................................   5,000,000
     2003...........................................................   9,938,000
                                                                     -----------
                                                                     $17,188,000
                                                                     ===========

The Company is also required to make a mandatory prepayment of the term loans within 90 days of the end of each fiscal year in an amount equal to the lesser of $5,000,000 or 50% of excess cash flow (as defined).

The Company may elect the interest rates on the term loans to be either prime plus .75% or LIBOR plus 2.75%. The weighted-average interest rate on the term loans was 9.2% and 8.4% for the six months ended June 30, 2000 and 2001, respectively, and was 7.6% at June 30, 2001.

                     American Pharmaceutical Partners, Inc.

                                  (Unaudited)

At June 30, 2001, there were $15,443,000 of outstanding borrowings on the revolving line of credit. The Company may elect the interest rates on borrowings under the revolving line of credit to be either prime plus .25% or LIBOR plus 2.25%. The weighted-average interest rate on borrowings under the revolving line of credit was 6.6% at June 30, 2001. The loans under the credit facility are collateralized by substantially all of the Company's assets. Under the loan agreements, the Company is prohibited from paying dividends and is required to make a mandatory repayment equal to 50% of the proceeds received in the sale of securities by the Company in excess of $15,000,000.

During 1998, the Company entered into a letter-of-credit arrangement whereby the aggregate undrawn amount of all outstanding letters of credit is not to exceed $5,000,000 and standby letters of credit are not to exceed $2,000,000. A fee is assessed at 1% and 2% of the face amount of commercial and standby letters of credit, respectively. The letters of credit are payable on demand. There were no amounts outstanding under the letters of credit at June 30, 2001.

7. Shareholders' Equity

Common Stock

 Common Shares Issuable

Pusuant to an agreement, Premier could earn, at no cost, up to a maximum of 3,157,896 additional common shares of the Company's common stock based upon the level of sales by the Company to Premier's partners. As of June 30, 2001, 2,752,638 shares had been earned by and issued to Premier, whereas an additional 161,955 shares have been earned, but have not been issued. This agreement expired March 31, 2001.

The Company accrues for the shares, at their estimated fair value, as the shares are earned by Premier. The estimated fair value of shares earned by Premier amounted to $1,856,000 and $1,754,000 for the six months ended June 30, 2000 and 2001, respectively, and have been classified as a reduction of net sales in the accompanying statements of income.

 Buy Back Option

The Company may elect to buy back all or a portion of the shares issued to Premier, when certain milestones are not reached, at an agreed upon price determination.

 Shares Reserved for Issuance

As of June 30, 2001, 14,810,475 common shares are reserved for issuance in the event of conversion of preferred stock, 4,000,000 common shares are reserved for the exercise of stock options, 161,955 common shares are reserved for issuance to Premier and 234,126 common shares are reserved for exercise of the warrant.

 Warrant

Pursuant to an obligation arising from services performed related to the financing of the Fujisawa Acquisition, the Company issued a warrant to an investment banking firm to purchase up to an aggregate of 234,126 shares of the Company's common stock at an exercise price of $3.54 per share. The warrant expires on June 1, 2002.

                     American Pharmaceutical Partners, Inc.

                                  (Unaudited)

The fair value of the warrant was $393,000, based upon the Black-Scholes option pricing model, which was recorded as deferred financing costs as of the date of the Fujisawa Acquisition.

 Stock Options

During the six months ended June 30, 2001, the Company granted to certain employees of the Company 760,900 stock options to acquire shares of the Company's common stock at an exercise price of $6.00 per share. The options granted vest over a period of four years. The options have a term of 10 years. The difference between the option exercise price and the fair value of the Company's common stock as estimated by the Company's management for financial reporting purposes as of the dates of grant was recorded as deferred stock-based compensation and is being amortized to expense over the vesting period of the related stock options on an accelerated basis using the graded vesting method.

 Stock Based Compensation Charges

Stock-based compensation charges amounted to $136,000 and $1,075,000 for the six months ended June 30, 2000 and 2001, respectively.

 2001 Stock Incentive Plan

In May 2001, the Company's Board of Directors, subject to the approval of the Company's stockholders, adopted the 2001 Stock Incentive Plan which provides for the grant of incentive stock options for employees, non-qualified stock options to employees, directors and consultants, and other types of awards. The Company has reserved 3,000,000 shares of its common stock for issuance under the 2001 Stock Incentive Plan.

 2001 Employee Stock Purchase Plan

In May 2001, the Company's Board of Directors, subject to the approval of the Company's stockholders, adopted the 2001 Employee Stock Purchase Plan which is intended to qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code. An aggregate of 2,000,000 shares of the Company's common stock will initially be reserved for issuance and will provide for annual increases in the number of shares of the Company's common stock subject to the 2001 Employee Stock Purchase Plan equal to the lesser of 1,500,000 shares, a number of shares equal to 2% of the total number of shares outstanding or a number of shares as determined by the Company's Board of Directors.

                     American Pharmaceutical Partners, Inc.

                                  (Unaudited)

8. Income Taxes

The provision for income taxes consists of the following:

                                                     Six months ended June 30,
                                                     --------------------------
                                                         2000          2001
                                                     ------------  ------------
   Current:
     Federal........................................ $  3,507,000  $  2,988,000
     State..........................................      959,000       805,000
                                                     ------------  ------------
       Total current................................    4,466,000     3,793,000

   Deferred:
     Federal........................................     (202,000)      149,000
     State..........................................      (41,000)       71,000
                                                     ------------  ------------
       Total deferred...............................     (243,000)      220,000
                                                     ------------  ------------
       Total provision for income taxes............. $  4,223,000  $  4,013,000
                                                     ============  ============

At June 30, 2001, the amount of allocated current liability for income taxes of the Company accounted through the due from American BioScience, Inc. account is $3,423,000.

Through June 30, 2001, the Company has been included in the consolidated income tax returns of the Parent. If, in the future, the Parent's ownership interest in the Company, as defined by Internal Revenue Service regulations, drops below 80%, the Company will no longer qualify to be included in the consolidated federal income tax return of the Parent.

9. Litigation

 VivoRx, Inc. and VivoRx Diabetes, Inc.

During 1999, VivoRx, Inc. and VivoRx Diabetes, Inc. (collectively "VivoRx") brought an action against Parent, the Company and the Company's chairman and chief executive officer relating to the development of the businesses of Parent and the Company while the Company's chairman and chief executive officer was also serving as the chief executive officer and chairman of VivoRx.

This action was settled in February 2001. Under the settlement, the Company is jointly and severally liable with Parent to pay VivoRx all remaining obligations under the settlement agreement as follows: $5,000,000 during the six months ended December 31, 2001, $12,000,000 in 2002 and $12,000,000 in
2003. The settlement also provides that, unless an initial public offering of Parent or the Company has closed before February 26, 2002, $6,000,000 of the payments due in 2002 and 2003 may be paid in Parent's common stock in, which case, an additional $2,000,000 in cash is payable to VivoRx in 2004. The respective Boards of Directors of the Company and of Parent have passed resolutions allocating $3,400,000 of the settlement obligation to the Company and the remaining $30,600,000 to Parent. The allocation of the settlement was based upon Parent obtaining clear title and ownership to its intellectual property, including the intellectual property underlying Parent's ABI-007 product candidate. The Company's $3,400,000 share of the settlement was paid to VivoRx in February 2001.

The Company's share of the loss on settlement, $3,400,000, is included in litigation settlements, net in the accompanying consolidated statement of income for the year ended December 31, 2000.

                     American Pharmaceutical Partners, Inc.

                                  (Unaudited)

 Research Corporation Technologies, Inc.

On January 27, 1997, Research Corporation Technologies, Inc. and Bristol-Myers Squibb Company jointly filed suit against Fujisawa alleging patent infringement by a generic cisplatin product. Due to the sale of certain assets to the Company, the Company has been substituted as the party in interest in place of Fujisawa.

On October 25, 1999, an opinion was issued by a Federal District Court to the effect that the patent was invalid under the doctrine of obviousness-type double patenting. The Company commenced marketing of cisplatin after the date of the aforementioned opinion. On December 5, 1999, a final judgment order was entered. The plaintiffs have appealed that judgment order to the U.S. Court of Appeals for the Federal Circuit; however, in March 2001, the Court of Appeals announced that it upheld the Federal District Court's opinion.

 Other

The Company is from time to time subject to claims and litigation arising in ordinary causes of business. These claims have included assertions that the Company's products infringe existing patents. The Company intends to defend vigorously any such litigation that may arise and to assert all available defenses to allegations of patent infringement that would be available to the Company. In the opinion of management, the ultimate outcome of such proceedings will not have a material adverse effect on the consolidated financial position or results of operation of the Company.

A complaint was filed against the Company related to a Manufacturing and Distribution Agreement. In response, the Company filed a cross-complaint. The parties reached a settlement in March 2000. This resulted in a gain of $1,518,000 during the six month period ended June 30, 2000 and, based upon meeting certain conditions of the settlement, an additional $500,000 was received during the six months ended June 30, 2001. The gains are included in gain on litigation settlement in the accompanying consolidated statement of income.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                [LOGO TO COME]

                    AMERICAN PHARMACEUTICAL PARTNERS, INC.

                                       Shares

                                 Common Stock

                              -------------------

                                  PROSPECTUS

                              -------------------

                                       , 2001

                              CIBC World Markets

                        Banc of America Securities LLC

                                UBS Warburg LLC


-------------------------------------------------------------------------------
You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

Until       , 2000 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                    Part II

                     Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The expenses to be paid by the Registrant in connection with the distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

                                                                        Amount*
                                                                        -------
   Securities and Exchange Commission Filing Fee....................... $37,500
   NASD Filing Fee.....................................................
   Nasdaq National Market Listing Fee..................................
   Accounting Fees and Expenses........................................
   Blue Sky Fees and Expenses..........................................
   Legal Fees and Expenses.............................................
   Transfer Agent and Registrar Fees and Expenses......................
   Printing Expenses...................................................
   Miscellaneous Expenses..............................................
     Total............................................................. $

------------------
* All amounts are estimates except the SEC filing fee, the NASD filing fee and the Nasdaq National Market listing fee.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's certificate of incorporation and bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant intends to enter into separate indemnification agreements with its directors, officers and certain employees that would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms.

These indemnification provisions and the indemnification agreement to be entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement, which is Exhibit 1.1 to this registration statement, provides for indemnification by our underwriters and their officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 1998, the Registrant has issued and sold the following unregistered securities:

1. Between January 1, 1998 and June 30, 2001, the Registrant granted shares of restricted common stock and options to purchase shares of common
stock at prices ranging from $     to $     to employees, directors and
consultants pursuant to its 1997 stock option plan. These issuances were made in reliance on Rule 701 of the Securities Act.

2. In June 1998, the Registrant issued and sold an aggregate of 2,821,035 shares of its Series A preferred stock to Biotechnology Development Fund, L.P. and its affiliate for an aggregate purchase price of $10,000,000. This sale was made in reliance on Section 4(2) of the Securities Act.

3. In June 1998, the Registrant issued and sold an aggregate of 4,231,585 shares of its Series B preferred stock to American BioScience, Inc. for an aggregate purchase price of $15,000,000. This sale was made in reliance on
Section 4(2) of the Securities Act.

4. In June 1998, the Registrant issued and sold an aggregate of 1,410,530 shares of its Series C preferred stock to American BioScience, Inc. for an aggregate purchase price of $5,000,000. This sale was made in reliance on
Section 4(2) of the Securities Act.

5. In June 1998, the Registrant issued an aggregate of 6,347,325 shares of its Series D preferred stock to American BioScience in exchange for American BioScience issuing shares of its preferred stock to Fujisawa USA, Inc. in connection with the Registrant's acquisition of certain assets of Fujisawa. This sale was made in reliance on Section 4(2) of the Securities Act.

6. In June 1998, CIBC World Markets Corp. received a warrant to purchase up to an aggregate of 234,126 shares of the Registrant's common stock at an exercise price of $3.54. This warrant was issued in reliance on Section 4(2) of the Securities Act.

The issuances of the securities in the transactions above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act promulgated thereunder as transactions by an issuer not involving a public offering, where the purchasers represented their intention to acquire the securities for investment only and not with a view to distribution and received or had access to adequate information about the Registrant, or Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation.

Appropriate legends were affixed to the stock certificates issued in the above transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. No underwriters were employed in any of the above transactions.

Item 16. Exhibits and Financial Statement Schedules.

 (a) Exhibits

   The exhibits are as set forth in the Exhibit Index.

 (b) Financial Statement Schedules.

   Schedule II -- Valuation and Qualifying Accounts

All other Schedule II-schedules have been omitted because they are not required or are not applicable or the required information is shown in the financial statements or related notes.

Item 17. Undertakings.

The Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(1) For purposes of any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California on the 3rd day of October 2001.

                                     AMERICAN PHARMACEUTICAL PARTNERS, INC.

                                          /s/ Patrick Soon-Shiong, M.D.
                                     By: ______________________________________
                                             Patrick Soon-Shiong, M.D.
                                              Chief Executive Officer

                               Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Patrick Soon-Shiong, M.D., Derek J. Brown and Jeffrey M. Yordon, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                         Title                  Date
              ---------                         -----                  ----

    /s/ Patrick Soon-Shiong, M.D.     Chief Executive Officer    October 3, 2001
 ____________________________________  and Chairman of the
      Patrick Soon-Shiong, M.D.        Board of Directors
                                       (Principal Executive
                                       Officer)

          /s/ Derek J. Brown          Chief Operating Officer     October 3, 2001
 ____________________________________  and Director (Principal
            Derek J. Brown             Financial and
                                       Accounting Officer)

        /s/ Jeffrey M. Yordon         Director                    October 3, 2001
 ____________________________________
          Jeffrey M. Yordon

         /s/ Frank F.C. Kung          Director                    October 3, 2001
 ____________________________________
           Frank F.C. Kung

       /s/ David S. Chen, Ph.D.       Director                    October 3, 2001
 ____________________________________
         David S. Chen, Ph.D.

             Signature                           Title                  Date
             ---------                           -----                  ----

    /s/ Stephen D. Nimer, M.D.       Director                      October 3, 2001
____________________________________
       Stephen D. Nimer, M.D.

        /s/ Ann D. Rhoads            Director                      October 3, 2001
____________________________________
           Ann D. Rhoads

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                  Years Ended December 31, 1998, 1999 and 2000

Allowance for Doubtful Accounts:

                                         Balance  Charged             Balance
                                        Beginning    to       (A)      End of
                                        of Period Expense  Deductions  Period
                                        --------- -------- ---------- --------
Year ended December 31, 1998........... $    --   $254,000  $    --   $254,000
Year ended December 31, 1999...........  254,000    26,000     1,000   279,000
Year ended December 31, 2000...........  279,000   467,000   310,000   436,000
Six months ended June 30, 2001
 (unaudited)...........................  436,000   271,000   258,000   449,000

------------------
(A) Represents accounts written off in current period, less collections on prior periods' write-offs.

                                 Exhibit Index

 Exhibit
 Number                                 Document
 ------- ----------------------------------------------------------------------
  1.1*   Form of Underwriting Agreement

  3.1*   Certificate of Incorporation of the Registrant

  3.2*   Bylaws of the Registrant

  4.1    Reference is made to Exhibits 3.1 and 3.2

  4.2*   Specimen Stock Certificate of the Registrant

  4.3 First Amended Registration Rights Agreement, dated as of June 1, 1998, between the Registrant and certain holders of the Registrant's capital stock

  5.1* Opinion of Morrison & Foerster LLP as to the legality of the common stock

 10.1* Form of Indemnification Agreement between the Registrant and each of its executive officers and directors

 10.2    Registrant's 1997 Stock Option Plan

 10.3    2001 Stock Incentive Plan, including forms of agreements thereunder

 10.4 2001 Employee Stock Purchase Plan, including forms of agreements thereunder

 10.5    Lease, dated as of July 13, 1998, between the Registrant and Westwood
         Place

 10.6    Office Lease Agreement, dated as of January 29, 1999, between the
         Registrant and Woodfield Executive Center, Inc.

 10.7 Lease Agreement, dated as of December 4, 2000, between the Registrant and AMB Property II, L.P.

 10.8* Tax Sharing and Indemnification Agreement, dated as of July 25, 2001, between the Registrant and American BioScience, Inc.

 10.9* Agreement, dated as of July 25, 2001, between the Registrant and American BioScience, Inc.

 10.10* Agreement, dated as of July 25, 2001, between the Registrant and American BioScience, Inc.

 23.1*   Consent of Morrison & Foerster LLP. Reference is made to Exhibit 5.1

 23.2    Consent of Ernst & Young LLP, Independent Auditors

 24.1    Powers of Attorney. Reference is made to Page II-4

------------------
*  To be filed by amendment